

Peoples Financial
SERVICES CORP.

ANNUAL REPORT

2022

IN MEMORIAM



Gerald "Gerry" R. Pennay
1935-2022

Chairman
2001-2005

Board
1985-2005

Director Emeritus
2005-2013



Craig W. Best
CHIEF EXECUTIVE OFFICER

Thomas P. Tulaney
PRESIDENT | COO

William E. Aubrey II
CHAIRMAN OF THE BOARD

Dear Shareholders,

Every year presents its own challenges and 2022 was no different. The negative impact of the worldwide pandemic that began in early 2020 had virtually ended by the beginning of 2022. However, government stimulus provided to help businesses and consumers weather the pandemic was now overheating the economy and was driving inflation higher. Government stimulus, along with historically low interest rates, strained supply lines, the reopening of the economy and a tight labor market has caused the Consumer Price Index (CPI) to exceed 6%, well above the Federal Reserves targeted level of 2% or less.

To slow down our overheating economy and bring the CPI back below 2%, the Federal Reserve began increasing the Federal funds target rate in March of 2022. By year end, the Federal Reserve had increased the target rate from 0% to 4.25%. Never before had the Federal Reserve increased rates so much in such a short time period. With rates increasing at a historical pace, our net interest margin came under pressure.

Our employees were once again up to the challenge as the Company reported earnings for 2022 of $38.1 million or $5.28 per diluted share. This did represent a 12.5% decrease from our reported earnings in 2021 of $43.5 million or $6.02 per share. However, earnings in 2021 were significantly impacted by a $12.2 million pre-tax gain from the sale of our Visa Class B shares. Without the gain

$38.1
MILLION

EARNINGS FOR 2022

on our Visa Class B shares, earnings for 2021 would have been $33.9 million or $4.69 per share.

The improvement in our operating earnings for 2022 was due to our $11.1 million increase in net interest income and a lower loan loss provision of $2.2 million due to improved asset quality metrics.

Fueling our increase in net interest income was a $401 million or 17% increase in loans. Meanwhile, deposit growth was more of a challenge and grew by $83 million or 2.8% as competition for deposits increased when interest rates moved higher. Non-interest income decreased $13.8 million from $25.6 million to

$401
MILLION

INCREASE IN LOANS

$11.8 million and was primarily due to the $12.2 million gain on the sale of the Visa Class B shares in 2021

and a $1.9 million loss on the sale of securities in the fourth quarter of 2022.

Non-interest expense increased $7.7 million or 13.9% as we continued to build out our new expansion markets and invested more dollars into our digital and mobile platforms.

Expansion Strategy Continues

Our strong loan growth in 2022 can be attributed to our strategic expansion into new growth markets. In May of 2021 we expanded into Piscataway, New Jersey and in July of 2021 we expanded into the Pittsburgh market area. We continued to build out our expansion markets by hiring an additional retail business development professional in Doylestown, Pennsylvania; two portfolio managers in Piscataway, New Jersey; and a retail business development professional in Warrendale, Pennsylvania. We also completed our new regional office in Doylestown and began construction of our Pittsburgh market headquarters with a completion date targeted for May of 2023.

Our Responsibility to Our Communities

Community banks, like Peoples Security Bank & Trust Company, have a responsibility to support and invest in the communities we operate in. We support economic development in our communities by providing commercial, small business, residential and consumer financing to businesses and individuals throughout our footprint. In 2022, we funded $594 million in commercial credits; $32 million in small business loans; $54 million in mortgages and $59 million in home equity and auto loans.

$594 MILLION
IN COMMERCIAL CREDITS

We also support our communities through contributions to non-profit organizations, educational institutions and charities. In 2022, Peoples Security Bank & Trust Company contributed $1.4 million to charities and non-profits in our communities. Peoples provided $1.1 million to fund 423 scholarships to students attending schools and educational organizations in our community.

What is ESG

In 2022, Peoples Security Bank & Trust Company established our first formal ESG statement which outlines how we meet our commitment to our communities. ESG stands for Environmental, Social and Governance. Communities apply these non-financial factors to determine if a company is operating as a strong corporate citizen. Investors are increasingly analyzing these non-financial factors as part of their analysis process to identify material risks and growth opportunities. ESG metrics are not commonly part of mandatory financial reporting, though companies are increasingly making disclosures in their annual report or in a standard sustainability report. We have included our first formal ESG statement in this year's annual report. Numerous institutions, such as the Sustainability Accounting Standard Board (SASB), the Global Report Initiative (GRI), the Task Force on Climate-Related Financial Disclosures (TCFD) and S&P ESG are working to form standards and define materiality to facilitate the incorporation of these factors into the investment process.

In Conclusion

Sadly 2022 also saw us lose our former Chairman, Gerald "Gerry" Pennay. Gerry was Chairman of Peoples Neighborhood Bank from 2001 to 2005 and a board member since 1985. Our board and employees send our condolences to the Pennay family. We have included a memoriam in this year's annual report.

We also want to remind our investors of our dividend reinvestment program. Use your dividends to purchase additional shares of our Company without paying broker fees.

In closing, we would like to thank our employees for their hard work and dedication throughout the last year and thank our shareholders for their investment and support in our Company.

William E. Aubrey II
Chairman of the Board

Craig W. Best
Chief Executive Officer



Thomas P. Tulaney
President & COO

JOIN US

VIRTUAL ANNUAL MEETING
Saturday, May 13, 2023 at 9:00am | www.virtualshareholdermeeting.com/PFIS2023

FINANCIAL **HIGHLIGHTS** | 2022

Peoples Financial Services Corp. | Consolidated Selected Financial Data

(Dollars in thousands, except per share data)

Year Ended December 31	2022	2021	2020	2019	2018
Financial highlights:					
Interest income	$ 111,334	$ 94,057	$ 94,125	$ 93,381	$ 84,661
Interest expense	15,585	9,422	14,324	17,868	13,322
Net interest income	95,749	84,635	79,801	75,513	71,339
(Credit) provision for loan losses	(449)	1,750	7,400	6,100	4,200
Net interest income after the (credit) provision for loan losses	96,198	82,885	72,401	69,413	67,139
Noninterest income	11,845	25,636	16,642	15,120	13,659
Noninterest expense	62,677	55,004	54,868	55,642	52,487
Income before income taxes	45,366	53,517	34,175	28,891	28,311
Provision for income tax expense	7,276	9,998	4,821	3,155	3,391
Net income	$ 38,090	$ 43,519	$ 29,354	$ 25,736	$ 24,920
Condensed statements of financial position:					
Investment securities	$ 568,992	$ 588,674	$ 303,274	$ 338,557	$ 278,334
Net loans	2,702,644	2,300,790	2,150,638	1,915,563	1,801,887
Total assets	3,553,515	3,369,483	2,883,802	2,475,327	2,288,993
Total deposits	$ 3,046,598	$ 2,963,397	$ 2,437,113	$ 1,971,489	$ 1,875,022
Total borrowings	148,485	35,711	97,769	184,883	124,406
Stockholders' equity	315,350	340,126	316,877	299,010	278,614
Total liabilities and stockholders' equity	$ 3,553,515	$ 3,369,483	$ 2,883,802	$ 2,475,327	$ 2,288,993
Per share data:					
Net income - basic	$ 5.31	$ 6.05	$ 4.02	$ 3.48	$ 3.37
Net income - diluted	5.28	6.02	4.00	3.47	3.37
Cash dividends declared	1.58	1.50	1.44	1.37	1.31
Stockholders' equity	$ 44.06	$ 47.44	$ 43.92	$ 40.47	$ 37.66
Cash dividends as a percentage of net income	29.73%	24.93%	35.83%	39.37%	38.87%
Average common shares outstanding - basic	7,168,092	7,196,160	7,304,956	7,395,429	7,397,797
Average common shares outstanding - diluted	7,211,643	7,235,303	7,337,843	7,412,369	7,402,900
Selected ratios (based on average balances):					
Net income as a percentage of total assets	1.12%	1.41%	1.09%	1.10%	1.12%
Net income as a percentage of stockholders' equity	11.87	13.34	9.48	8.87	9.21
Stockholders' equity as a percentage of total assets	9.40	10.60	11.48	12.37	12.14
Net interest income as a percentage of earning assets	3.02	2.99	3.25	3.58	3.59
Loans, net, as a percentage of deposits	89.61%	78.60%	95.70%	96.83%	99.55%
Selected ratios (based on period end balances):					
Allowance for loan losses as a percentage of loans, net	1.01	1.22	1.26	1.17	1.17
Nonperforming loans as a percentage of loans, net	0.15%	0.19%	0.45%	0.52%	0.53%

Note: Average balances were calculated using average daily balances. Average balances for loans include nonaccrual loans.
Tax-equivalent adjustments were calculated using the prevailing statutory tax rate of 21.0 percent.



NET INCOME   NET INTEREST INCOME   NET LOANS   TOTAL DEPOSIT   TOTAL ASSETS



" WHEN YOU GO TO THE OFFICE, YOU HAVE A CONVERSATION; IT'S NOT JUST BANKING. THEY KNOW ME BY NAME, THEY ASK ABOUT MY FAMILY; WE REALLY HAVE A RELATIONSHIP. THAT'S EXACTLY WHAT I WANT – A RELATIONSHIP. "

LARRY HOY
CORNWELL DOOR SERVICE

" PSBT WAS INSTRUMENTAL IN HELPING ME WITH THE WHOLE PPP LOAN APPLICATION PROCESS. THAT IS WHAT HELPED ME KEEP MY DOORS OPEN THROUGH THE PANDEMIC. "

DR. LISA CAWLEY
CHRISTMAS CITY VETERINARY HOSPITAL, LLC





" PSBT AFFORDS THE OPPORTUNITY TO GROW AND THRIVE IN THE FINANCIAL FIELD, WORKING WITH KNOWLEDGEABLE LEADERS WITH CLEAR TEAM GOALS TO ACHIEVE INDIVIDUAL AND TEAM SUCCESS. I CONTINUE TO BE INSPIRED BY THE PSBT TEAM. "

LESA ALLEN
PISCATAWAY NJ BUSINESS CENTER

OUR **LEADERSHIP** | 2022

BOARD OF DIRECTORS

William E. Aubrey II
Chairman of the Board
Peoples Financial Services Corp.
Peoples Security Bank & Trust Company
President of Alternative Investments
Gertrude Hawk Holdings

Craig W. Best
Chief Executive Officer
Peoples Financial Services Corp.
Peoples Security Bank & Trust Company

Sandra L. Bodnyk
Retired Banking Executive

Ronald G. Kukuchka
President
Ace Robbins, Inc.

Richard S. Lochen, Jr.
Certified Public Accountant
Partner | MMQ, PC

James B. Nicholas
President
D.G. Nicholas Co.

Elisa (Lisa) Zúñiga Ramirez
President
Éxito Consulting LLC

Joseph T. Wright, Jr., Esq.
Attorney at Law | Partner
Wright & Reihner PC

MANAGEMENT TEAM

Craig W. Best
Chief Executive Officer

Thomas P. Tulaney
President
Chief Operating Officer

Neal D. Koplin
Senior Executive Vice President
Chief Banking Officer

John R. Anderson III
Executive Vice President
Chief Financial Officer

Timothy H. Kirtley
Executive Vice President
Chief Risk Officer
Corporate Secretary

Susan L. Hubble
Executive Vice President
Chief Information Officer

Jeffrey A. Drobins
Executive Vice President
Chief Lending Officer

Amy E. Vieney
Senior Vice President
Chief Human Resources Officer

Laureen S. Cook
Senior Vice President
Chief Accounting Officer

Joseph M. Ferretti
Northeast Market President

Ian J. Matlack
Greater Delaware Valley
Market President

Christopher A. Savena
Greater Pittsburgh
Market President

Thomas C. Cassidy
Senior Vice President
Chief Investment Officer
Wealth Management Division

ENVIRONMENTAL, SOCIAL AND GOVERNANCE **(ESG)** | 2022

Environmental, Social and Governance (ESG) thought has been integrated into our commitment to corporate citizenship through the establishment of an ESG Committee on our Board of Directors and on our Senior Management Team. Together, both committees work to govern our Company and reflect our mission to help make our communities a better place to live and work.

To support these principles that are fundamental to our success, we:

- *PROMOTE* environmental sustainability in our workplace and community
- *ENDORSE* diversity, equity and inclusion for all employees, customers and stakeholders
- *MAINTAIN* a tone centered on integrity, ethics and transparent governance

Environmental and Social Responsibility

It is our responsibility to maintain our environment and support those in it

- *OUR EMPLOYEES* are our primary asset; we promote a work environment free of discrimination and harassment
- We take great pride in supporting *OUR COMMUNITIES* through contributions to local charities, non-profits and community events
- Our corporate *DONATIONS* have totaled $1.4 million for each of the past 3 years

Governance

As a public company it is our responsibility to maintain a transparent structure which minimizes risk through a strong control environment for our stakeholders.

- We are *TRANSPARENT* regarding our governance policies
- We believe in *ALIGNING MANAGEMENT COMPENSATION* to corporate financial performance
- We have a board structure which promotes *DIVERSITY* and a wide range of experience



" PSBT HAS EXTENDED ITSELF TO MEET AND EXCEED MY EXPECTATIONS FOR DEVELOPMENTAL GROWTH WITHIN MY BUSINESS, FOR MY FAMILY AND PERSONAL BANKING NEEDS. AND BEING A WOMAN AND A BLACK-OWNED BUSINESS, IT HAS BEEN INCREDIBLY SATISFYING TO SEE REPRESENTATION IN EVERY BRANCH I'VE VISITED. "

KONI BENNETT
V A N I T Y BOUTIQUE SALON, LLC

EDUCATIONAL IMPROVEMENT TAX CREDIT DONATIONS | 2022


ARTSQUEST


NORTH POCONO PRESCHOOL


WVIA


ABINGTON HEIGHTS EDUCATIONAL IMPROVEMENT ORGANIZATION


DIOCESE OF SCRANTON


BETHLEHEM CATHOLIC HIGH SCHOOL


FORKS EDUCATION CENTER


TOUCHSTONE THEATRE

14 COUNTIES

60 SCHOOLS

$293,117 IN COMMUNITY REINVESTMENT ACT SCHOLARSHIPS

$873,111 IN GRANT ASSISTANCE

423 SCHOLARSHIPS

20 EDUCATIONAL IMPROVEMENT PROJECTS



" PSBT IS SO ATTENTIVE TO OUR NEEDS, MAKING THE PROCESS OF WORKING TOGETHER VERY EFFICIENT. GETTING SOMEONE TO WORK WITH YOU AND ACT ON YOUR BEHALF IS SOMETHING I DIDN'T EVEN KNOW EXISTED IN BANKING. "

SHRAY PATEL
VIKARA SOCIAL DEVELOPMENT



" WE CHOSE PSBT BECAUSE THEY WERE THERE FOR US WHEN NO ONE ELSE WAS. AND AS A NONPROFIT ORGANIZATION, THE FACT THAT THEY ARE SUCH A BIG PART OF THE COMMUNITY IS SO IMPORTANT TO US. "

MICHELE MOLL
RSVP



" THE THING THAT STANDS OUT MOST ABOUT PSBT IS ITS CUSTOMER SERVICE. THEY'RE VERY PROACTIVE AND AHEAD OF US ON SOME OF OUR QUESTIONS AND CONCERNS; OFFERING ANSWERS AND SOLUTIONS TO QUESTIONS THAT WE HAVEN'T EVEN ASKED YET. "

TODD QUANN
LEHIGH-NORTHAMPTON AIRPORT AUTHORITY

OUR **LOCATIONS** | 2022



3
STATES

13
COUNTIES

28
BRANCHES

5
REMOTE ATMS



" PSBT IS A COMMUNITY BANK THAT OFFERS EMPLOYEES THE OPPORTUNITY TO SERVICE CLIENTS AT A HIGH LEVEL WITH LOCAL DECISION MAKING AND SUPPORT FROM SENIOR LEADERSHIP. IT HAS BEEN REWARDING TO BRING A CLIENT-CENTERED APPROACH TO THE PITTSBURGH MARKET. "

CHRIS SAVENA
NORTH ALLEGHENY OFFICE

CORPORATE **INFORMATION** | 2022

CORPORATE HEADQUARTERS
150 North Washington Avenue | Scranton, PA 18503
(570) 346-7741 | (888) 868-3858 | psbt.com

INVESTOR RELATIONS OFFICER
Marie L. Luciani | (570) 346-7741 x2352 | (888) 868-3858 x2352

STOCK INFORMATION
The common stock of Peoples Financial Services Corp.
is listed on the NASDAQ Stock Market under the ticker
symbol PFIS.

STOCK TRANSFER AND REGISTRAR AGENT
AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
6201 15th Avenue | Brooklyn, NY 11219
(718) 921-8124 | (800) 937-5449

FORM 10-K ANNUAL REPORT
A copy of our form 10-K for the year ended December 31, 2022
is included herein. **Copies of the Company's Annual Report
to the Securities and Exchange Commission on Form 10-K,
quarterly reports on Form 10-Q and news releases may
be obtained without charge upon request to:**
Marie L. Luciani | Investor Relations Officer
150 North Washington Avenue | Scranton, PA 18503

VIRTUAL ANNUAL MEETING
Saturday, May 13, 2023, 9:00am
www.virtualshareholdermeeting.com/PFIS2023

DIVIDEND CALENDAR
Dividends on Peoples Financial Services Corp. common stock
are customarily payable on or about the 15th of March, June,
September and December.

DIVIDEND REINVESTMENT PLAN
American Stock Transfer & Trust Company, LLC administers
a Dividend Reinvestment Plan and Stock Purchase Plan.
Additional information may be obtained on American Stock
Transfer & Trust Company's website: astfinancial.com.

DIRECT DEPOSIT OF DIVIDENDS
As a shareholder of Peoples Financial Services Corp., you may
have your dividend payments deposited directly into a personal checking,
savings, or other account. Direct deposit of your dividend eliminates the
chance of your dividend check being lost or stolen and is credited to your
account on the same day that the dividend is paid. To begin direct deposit
of your dividend, please contact Marie L. Luciani, Investor Relations
Officer, at the Corporate Headquarters address.

INDEPENDENT AUDITORS
Baker Tilly US, LLP
740 W Hamilton St, Suite 210 | Allentown, PA 18101
(610) 336-8180

GENERAL COUNSEL
Jerry Weinberger, Esq. | Jerry Weinberger P.C.
345 Wyoming Avenue | Suite 200 | Scranton, PA 18503
(570) 963-8880

SEC COUNSEL
Troutman Pepper Hamilton Sanders, LLP
3000 Two Logan Square | Eighteenth & Arch Streets
Philadelphia, PA 19103 | (215) 981-4000

TRUST COUNSEL
James W. Reid, Esq. | Oliver, Price & Rhodes
1212 South Abington Road | Clarks Summit, PA 18411
(570) 585-1200

MARKET MAKERS
Griffin Financial Group, LLC
440 Monticello Avenue | Suite 1824 | Norfolk, VA 23510
(757) 955-8444

Janney Montgomery Scott, LLC
Three Logan Square | Philadelphia, PA 19103
(215) 665-6000

Keefe Bruyette & Woods (KBW)
The Equitable Building | 787 7th Avenue | New York, NY 10019
(212) 887-8996

Piper Sandler
1251 Avenue of the Americas | 6th Floor | New York, NY 10020
(800) 635-6851

PRODUCTS AND SERVICES
Detailed information about product and services offered by
Peoples Security Bank & Trust Company can be obtained by visiting
psbt.com or by calling (888) 868-3858 or (570) 346-7741.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 001-36388

Peoples Financial Services Corp.
(Exact name of registrant as specified in its charter)

Pennsylvania	**23-2391852**
State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization	**Identification No.)**

150 North Washington Avenue,
Scranton, PA 18503
(Address of principal executive offices) (Zip Code)

(570) 346-7741
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $2.00 par value	PFIS	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☐

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on June 30, 2022 was $400,419,710 (based on the closing sales price of the registrant's common stock on that date).

The number of shares of the registrant's common stock outstanding as of February 28, 2023 was 7,160,567.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed in connection with solicitation of proxies for its 2023 annual meeting of shareholders, within 120 days of the end of registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Peoples Financial Services Corp.
Form 10-K
For the Year Ended December 31, 2022
TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. These statements are based on assumptions and may describe future plans, strategies and expectations of Peoples Financial Services Corp. and its subsidiaries. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. All statements in this report, other than statements of historical facts, are forward-looking statements.

The ability of Peoples Financial Services Corp. to predict results or the actual effect of future plans or strategies is inherently uncertain. Important factors that could cause our actual results to differ materially from those in the forward-looking statements include, but are not limited to: risks associated with business combinations; changes in interest rates; economic conditions, particularly in our market area; legislative and regulatory changes (such as the Inflation Reduction Act of 2022 and regulatory actions taken pursuant thereto) and the ability to comply with the significant laws and regulations governing the banking and financial services business, including our relationship with regulators and any actions that may be initiated by our regulators; monetary and fiscal policies of the U.S. government, including policies of the U.S. Department of Treasury and the Federal Reserve System; political, legal, and regulatory actions and policies in response to the military conflict between Russia and Ukraine, including the effects thereof on energy markets, interest rates, commerce and banking; credit risk associated with lending activities and changes in the quality and composition of our loan and investment portfolios; demand for loan and other products; deposit flows; competition; changes in the values of real estate and other collateral securing the loan portfolio, particularly in our market area; changes in relevant accounting principles and guidelines; inability of third party service providers to perform; and our ability to prevent, detect and respond to cyberattacks. Additional factors that may affect our results are discussed in Item 1A to this Annual Report on Form 10-K titled "Risk Factors".

These statements are not guarantees of future results or performance and involve certain risks and uncertainties. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, we do not undertake, and specifically disclaim any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Part I

Item 1.   Business.

General

Peoples Financial Services Corp., a bank holding company incorporated under the laws of Pennsylvania, provides a full range of financial services through its wholly-owned subsidiary, Peoples Security Bank and Trust Company.

Unless the context indicates otherwise, all references in this annual report to the "Peoples," "Company," "we," "us" and "our" refer to Peoples Financial Services Corp. and its subsidiaries. Peoples Security Bank and Trust Company is sometimes referred to as "Peoples Bank."

Peoples Bank is a state-chartered bank and trust company under the jurisdiction of the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation, or "FDIC." Peoples Bank's twenty-eight community banking offices, all similar with respect to economic characteristics, share a majority of the following aggregation criteria: products and services; operating processes; customer bases; delivery systems; and regulatory oversight. Accordingly, they are aggregated into a single operating segment.

Market Areas

Our principal market area consists of Allegheny, Bucks, Lackawanna, Lebanon, Lehigh, Luzerne, Monroe, Montgomery, Northampton, Susquehanna, Wayne and Wyoming Counties in Pennsylvania, Middlesex County in New Jersey and Broome County in New York. In addition, parts of Bradford and Schuylkill Counties in Pennsylvania are also considered part of the market area. We maintain our headquarters in Scranton, the largest city in Lackawanna County.

Our legacy market we consider to stretch from Binghamton and the southern tier of New York down through Northeastern Pennsylvania. Our growth strategy expanded our operations into the Greater Lehigh Valley, King of Prussia and the Greater Delaware Valley of southeastern Pennsylvania and suburban Philadelphia, and south central Pennsylvania. Most recently, we expanded into the Greater Pittsburgh region and into New Jersey with a branch office in Piscataway.

Peoples commenced a growth strategy during the fourth quarter of 2014 with the opening of a community banking office in the Lehigh County market. During 2017, the Company added two additional branch offices, one in Allentown, Lehigh County and one in Bethlehem, Northampton County to continue its strategic expansion initiative into the Greater Lehigh Valley market. This market has a greater population than the legacy markets served, with Bethlehem being the second largest city within Lehigh County.

In 2015, the Company entered the King of Prussia market, which includes parts of Bucks and Montgomery counties of Pennsylvania and suburban Philadelphia, with the establishment of a loan production office and a team of experienced lenders. During the fourth quarter of 2016, a retail branch office was established, replacing the loan production office, and staffed by personal bankers and our experienced lenders. Montgomery and Bucks counties are two of the wealthiest counties in Pennsylvania. Significant types of employment industries include pharmaceuticals, health care, electronics, computer services, insurance, industrial machinery, retailing, schools and meat processing.

In 2019, the Company entered the south central Pennsylvania market with the establishment of a full-service branch in Lebanon County. A team of experienced lenders in this market was recruited to serve the Lancaster, Lebanon, and Harrisburg market. In 2020, the bank expanded further into the Greater Delaware Valley by opening a branch office in Doylestown, Bucks County and recruiting an experienced lending team.

During the fourth quarter of 2021, the Company continued its growth strategy by opening branches in both Warrendale, Pennsylvania, serving the Greater Pittsburgh market, and Piscataway, New Jersey, serving the New Jersey market. Experienced lenders have been recruited to manage these new markets.

The Marcellus Shale formation located in the heart of our legacy market area has provided economic benefits to the communities served and as a result to us. Natural gas producers have invested billions of dollars in Pennsylvania in lease and land acquisition, new well drilling, infrastructure development and community partnerships.

Human Capital Resource

Staffing. At December 31, 2022, our 393 full-time employees and 22 part-time employees are the keys to the success of Peoples. We are committed to attracting, retaining and promoting top quality talent regardless of race, color, religion, sex, sexual orientation, gender identity, national origin, age, disability or genetic information. We strive to identify and select the best candidates for all open positions based on qualifying factors for each job. We are dedicated to providing a workplace for our employees in which they are treated with dignity, decency and respect; that is inclusive, supportive, and free of any form of discrimination or harassment; rewarding and recognizing our employees based on their individual results and performance; and recognizing and respecting all of the characteristics and differences that make each of our employees unique.

Core values. We strive to meet our core values of integrity, excellence, teamwork and efficiency. Integrity is our foundation, the basis of everything we do, to be professional, honest, trustworthy, confidential and respectful at all times. We work together for a common good, engage our customers, coworkers, and partners. We work together to exceed our customers' expectations as we pro-actively help them achieve their goals, to create a dynamic environment that promotes life-long learning and personal growth of our employees, and to help to make our communities better places to live and work by being an important contributor of time, talent, and resources.

Diversity, Equity and Inclusion. Peoples is committed to fostering, cultivating and preserving a culture of diversity and inclusion. Our human capital is the most valuable asset we have. The collective sum of the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities and talent that our employees invest in their work represents a significant part of not only our culture, but our reputation and company's achievement as well.

We embrace and encourage our employees' differences in age, color, disability, ethnicity, family or marital status, gender identity or expression, language, national origin, physical and mental ability, political affiliation, race, religion, sexual orientation, socio-economic status, veteran status, and other characteristics that make our employees unique.

Health & Safety. Our health and safety policies, procedures and guidelines mandate all tasks be conducted in a safe and efficient manner complying with all local, state and federal safety and health regulations, and special safety concerns. Our policies and procedures encompass all facilities and operations and addresses on-site emergencies, injuries and illnesses, evacuation procedures, cell phone usage and general safety rules.

Benefits. We are committed to offering a competitive total compensation package. We regularly compare compensation and benefits with peer companies and market data, making adjustments as needed to ensure compensation stays competitive. We also offer a wide array of benefits for our workforce and their families, including:

Comprehensive medical, dental, and vision benefits, as well as group life insurance, accidental death and dismemberment insurance, voluntary life insurance, and short-term and long-term disability insurance for all eligible employees

- Employee Assistance Program
- 401(k) Profit Sharing Plan
- Employee Stock Ownership Plan (ESOP)
- Disaster pay
- Paid time off (PTO), holidays and bank holidays

- Unpaid leave of absence

- Internal training and online development courses

- Tuition reimbursement for eligible associates

Products and Services

Our primary commercial loan products are centered in small and medium sized businesses; various types of Commercial Real Estate Loans; Commercial and Industrial Loans; and Municipal and Non-Profit Tax Free Loans. Other lending products include one-to-four family residential mortgages, home equity loans, consumer and auto loans. We fund our loans, primarily, by offering deposits to individuals; commercial business customers; municipalities, school districts and other non-profit organizations. Our deposit products include certificates of deposit, money market accounts, savings accounts and various demand deposit accounts.

We generate interest income from our loan and securities portfolios. Other income is generated primarily from merchant transaction fees, trust and wealth management fees, fees generated from commercial loan interest rate swap transactions and service charges on deposit accounts. Our primary costs are interest paid on deposits and borrowings and general operating expenses. We provide a variety of commercial and retail banking services to business, non-profits, governmental, municipal agencies and professional customers, as well as retail customers, on a personalized basis. Our primary lending products are real estate, commercial and consumer loans. We also offer ATM access, credit cards, active investment accounts, trust department services and other various lending, depository and related financial services. Our primary deposit products are savings and demand deposit accounts and certificates of deposit.

We are not dependent upon a single customer, or a few customers, the loss of one or more of which would have a material adverse effect on our operations. In the ordinary course of our business, our operations and earnings are not materially affected by seasonal changes or by compliance with federal, state or local environmental laws or regulations.

Lending Activities

We provide a full range of retail and commercial lending products designed to meet the borrowing needs of consumers and small- and medium-sized businesses in our market areas. The majority of our loans are to customers located within our market area. We have no foreign loans or highly leveraged transaction loans, as defined by the Federal Reserve Board. Although we participate in loans originated by other banks, we have originated the majority of the loans in our portfolio.

Our retail lending products include the following types of loans, among others: residential real estate; automobiles; manufactured housing; personal and home equity. Our commercial lending products include the following types of loans, among others: commercial real estate; working capital; equipment and other commercial needs; construction; SBA; and agricultural and mineral rights. The terms offered on a loan vary depending primarily on the type of loan and credit-worthiness of the borrower.

Payment risk is a function of the economic climate in which our lending activities are conducted. Economic downturns in the economy generally or in a particular sector could cause cash flow problems for customers and make loan payments more difficult. We attempt to minimize this risk by not being exposed to loan concentrations of a single customer or a group of customers, the loss of any one or more of whom would have a materially adverse effect on our financial condition. One element of interest rate risk arises from our fixed rate loans in an environment of changing interest rates. We attempt to mitigate this risk by making adjustable rate commercial loans and by limiting repricing terms to five years or less for customers requiring fixed rate loans. Our lending activity also exposes us to risks that any collateral we take as security is not adequate. We attempt to manage collateral risk by avoiding loan concentrations to particular borrowers, by perfecting liens on collateral and by obtaining appraisals on property prior to extending loans. We attempt to mitigate our exposure to these and other types of risks by stratifying authorization requirements by loan size and complexity.

We intend to continue to evaluate commercial real estate, commercial business and governmental lending opportunities, including small business lending. We continue to proactively monitor and manage existing credit relationships.

We have not engaged in sub-prime residential mortgage lending, which is defined as mortgage loans advanced to borrowers who do not qualify for market interest rates because of problems with their credit history. We focus our lending efforts within our market area.

One-to-Four Family Residential Loans. We offer two types of residential mortgage loans: fixed-rate loans, with terms of up to 30 years, and adjustable-rate loans, with interest rates and payments that adjust annually after an initial fixed period of one, three, five, ten or fifteen years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the appropriate U.S. Treasury Security Index. Our adjustable-rate single-family residential real estate loans generally have caps on increases or floors on decreases in the interest rate at any adjustment date, and a maximum adjustment limit over the life of the loan. Although we offer adjustable-rate loans with initial rates below the fully indexed rate, loans tied to the one-year constant maturity Treasury are underwritten using methods approved by the Federal Home Loan Mortgage Corporation, which require borrowers to be qualified at a rate equal to 200 basis points above the discounted loan rate under certain conditions.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans, among other factors. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

Most of our residential loans are underwritten to standards established by the secondary market.

While one-to-four family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. We do not offer loans with negative amortization or interest only loans.

We offer home equity loans and lines of credit, typically with a maximum combined loan-to-value ratio of 90 percent. Home equity loans generally have fixed-rates of interest and are originated with terms of up to 15 years. Home equity lines of credit generally have variable rates and are indexed to the prime rate. Home equity lines of credit generally have draw periods with 20 year repayment periods.

We generally do not make high loan-to-value loans (defined as loans with a loan-to-value ratio in excess of 80 percent) without private mortgage insurance. The maximum loan-to-value ratio we generally permit is 95 percent with private mortgage insurance. We require all properties securing residential mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial Real Estate Loans. We offer commercial loans secured by real estate with adjustable and fixed rates. We originate a variety of commercial real estate loans generally for terms up to 25 years and payments based on an amortization schedule of up to 25 years. These loans are typically based on either the Federal Home Loan Bank borrowing rate or our own pricing criteria and adjust every three, five, seven or ten years. Commercial real estate loans also are originated for the acquisition and development of land, including development for residential use. Conditions of acquisition and development loans originated generally limit the number of model homes and homes built on speculation, and draws are scheduled against executed agreements of sale. Commercial real estate loans for the acquisition and development of land are typically based upon the prime rate. Commercial real estate loans for developed real estate and for real estate acquisition and development are originated generally with loan-to-value ratios up to 75 percent, while loans for the acquisition of land are originated with a maximum loan to value ratio of 65 percent.

Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential mortgage loans. Of primary concern in commercial real estate lending is the borrower's and any guarantor's creditworthiness and the feasibility and cash flow potential of the financed project. Additional considerations include: location, market and geographic concentrations, loan to value, strength of guarantors and quality of tenants. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual consolidated financial statements on commercial real estate loans and rent rolls where applicable. In reaching a decision on whether to make a commercial real estate loan, we consider and review a cash flow analysis of the borrower and guarantor, when applicable, and consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2 times. An environmental report is obtained when the possibility exists that hazardous materials may exist or have existed on the site, or the site may be or have been impacted by adjoining properties that handled hazardous materials.

Commercial Loans. We offer commercial business loans to professionals, sole proprietorships and small businesses in our market area. We offer term loans for capital improvements, equipment acquisition and long-term working capital. These loans are typically priced at short term fixed rates or variable rates based on the prime rate. These loans are secured by business assets other than real estate, such as business equipment and inventory, and, generally, are backed by personal guarantees of the owner or owners of the business. We originate lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases.

When making commercial business loans, we consider the consolidated financial statements of the borrower and any guarantors, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business and guarantor, the viability of the industry in which the customer operates and the value of the collateral.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property, the value of which tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. We offer a variety of consumer loans, including lines of credit, automobile loans and loans secured by savings accounts and certificates of deposit. We also offer unsecured loans.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state insolvency laws, may limit the amount that can be recovered on such loans.

Loans secured by new and used automobiles are offered, primarily indirectly through dealerships. These loans have fixed interest rates and generally have terms up to seven years. We offer automobile loans with loan-to-value ratios of up to 100 percent or more of the purchase price of the vehicle depending upon the credit history of the borrower and other factors.

Consumer loans secured by savings accounts and certificates of deposit held by us are offered based upon the deposit rates plus a margin with terms up to five years. We offer such loans up to 100 percent of the principal balance of the certificate of deposit or balance in the savings account. We also offer unsecured loans and lines of credit with terms up to five years. Our unsecured loans and lines of credit bear a substantially higher interest rate than our secured loans and lines of credit.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

We have adhered and continue to adhere to credit policies, which management believes are sound. Our loan policies require verification of information provided by loan applicants as well as an assessment of their ability to repay for all loans. At no time have we made loans similar to those commonly referred to as "no doc" or "stated income" loans.

While the vast majority of the loans in our loan portfolio are secured by collateral, we have made and will continue to make loans on an unsecured basis. Unsecured commercial loans are only granted to those borrowers exhibiting historically strong cash flow and capacity with seasoned management. Unsecured consumer loans are made for relatively short terms and to borrowers with strong credit histories.

Requests to modify, restructure or otherwise change the terms of loans are considered on an individual basis as circumstances and/or reasons for such changes may vary. All such changes in terms must be authorized by the appropriate approval body. Also, our credit policy prohibits the modification of loans or the extension of additional credit to borrowers who are not current on their payments. Exceptions are approved only where our position in the credit relationship is expected to be enhanced by such action.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, an increased monthly loan payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of collateral also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits on residential mortgage loans. We attempt to negotiate floors on most adjustable rate commercial loans. The commercial adjustable rate loans generally provide a fixed rate re-negotiation at the end of the initial fixed rate period. If we and the borrower are unable to agree on a new fixed rate then the rate converts to a floating rate obligation. In addition, some commercial loans adjust to a predetermined index plus a spread at the end of the initial fixed rate period, for a like period of time. To a lesser degree, we have entered into transactions with collars generally for periods of five years or less.

Loan Originations. Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers. We also purchase participations in loans from local financial institutions to supplement our lending portfolio. Loan participations are subject to the same credit analysis and loan approvals as the loans we originate. We are permitted to review all of the documentation relating to any loan in which we participate. However, in a purchased participation loan, we do not service the loan and are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board of directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer's experience.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities generally is limited, by regulation, to 15 percent of the capital accounts of Peoples Bank. Capital accounts include the aggregate of capital, surplus, undivided profits, capital securities and reserve for loan losses. At December 31, 2022, our regulatory limit on loans to one borrower was $55.1 million.

Deposit Activities

Our primary source of funds is the cash flow provided by our financing activities, mainly deposit gathering. Other sources of funds are provided by investing activities, including principal and interest payments on loans and investment securities, and operating activities, primarily net income. We offer a variety of deposit accounts with a range of interest rates and terms, including, among others: money market accounts; NOW accounts; savings accounts; certificates of deposit; individual retirement accounts, and demand deposit accounts. These deposits are primarily obtained from areas surrounding our branch offices. We rely primarily on marketing, product innovation, technology, service and long-standing relationships with customers to attract and retain these deposits. Other deposit related services include: remote deposit capture; automatic clearing house transactions; cash management services; automated teller machines; point of sale transactions; safe deposit boxes; night depository services; direct deposit, and official check services.

Trust, Wealth Management and Brokerage Services

Through our trust department, we offer a broad range of fiduciary and investment services. Our trust and investment services include investment management, IRA trustee services, estate administration, living trusts, trustee under will, guardianships, life insurance trusts, custodial services / IRA custodial services, corporate trusts, and pension and profit sharing plans.

We provide a comprehensive array of wealth management products and services to individuals, small businesses and nonprofit entities. These products and services include the following, among others: investment portfolio management; estate planning; annuities; business succession planning; insurances; retirement plan services; education funding strategies, and tax planning.

We have a third party marketing agreement with a broker-dealer that allows us to offer a full range of securities, brokerage services and annuity sales to our customers. Our investor services division is located in our headquarters building and the services are offered throughout the branch system. Through this relationship, our clients have access to a wide array of financial and wealth management strategies, including services such as professional money management, retirement and education planning, and investment products including stocks, bonds, mutual funds, annuities and insurance products.

Merchant Services

We offer credit card processing and a variety of other products and services to our merchant customers, through a marketing and sales agreement with an industry leader in payment processing services. Services include small business checking accounts, merchant money market accounts, online banking, telephone banking, business credit cards, merchant line of credit and financial checkup.

Competition

We compete with commercial banks, online financial institutions, thrift institutions and credit unions, many of which are substantially larger in terms of assets and available resources. Certain of these institutions have significantly higher lending limits than we do, and may provide various services for their customers that we presently do not. In addition, we experience competition for deposits from mutual funds and security brokers, while consumer discount, mortgage and insurance companies compete for various types of loans. Credit unions, finance companies and mortgage companies enjoy certain competitive advantages over us, as they are not subject to the same regulatory restrictions and taxations as commercial banks. Principal methods of competing for bank products, permitted nonbanking services and financial activities include price, nature of product, quality of service and convenience of location.

In our market area, we expect continued competition from these financial institutions in the foreseeable future. With the continued acceptance of internet/digital banking by our customers and consumers generally, competition for deposits has increased from institutions operating outside of our market area.

We believe that our most significant competitive advantage originates from our business philosophy which includes offering direct access to senior management and other officers and providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures and consistently applied credit policies. In addition, our success has been, and will continue to be, a result of our emphasis on community involvement and customer relationships. With consolidation continuing in the financial industry, and particularly in our market area, community banks like us are gaining opportunities and market share as larger institutions reduce their emphasis on or exit our market area.

Seasonality

Generally, our operations are not seasonal in nature.

Supervision and Regulation

We are extensively regulated under federal and state laws. Generally, these laws and regulations are intended to protect consumers, not shareholders. The following is a summary description of certain provisions of law that affect the regulation of bank holding companies and banks. This discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in law and regulation may have a material effect on our business and prospects.

Peoples is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and is subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System, referred to as the "Federal Reserve Board" or the "FRB." We are required to file annual and quarterly reports with the FRB and to provide the FRB with such additional information as the FRB may require. The FRB also conducts examinations of Peoples.

With certain limited exceptions, we are required to obtain prior approval from the FRB before acquiring direct or indirect ownership or control of more than 5 percent of any voting securities or substantially all of the assets of a bank or bank holding company, or before merging or consolidating with another bank holding company. Additionally, with certain exceptions, any person or entity proposing to acquire control through direct or indirect ownership of 25 percent or more of our voting securities is required to give 60 days' written notice of the acquisition to the FRB, which may prohibit the transaction, and to publish notice to the public.

Peoples Bank is regulated by the Pennsylvania Department of Banking and Securities (the "Department of Banking") and the FDIC. The Department of Banking may prohibit an institution over which it has supervisory authority from engaging in activities or investments that the agency believes constitute unsafe or unsound banking practices. Federal banking regulators have extensive enforcement authority over the institutions they regulate to prohibit or correct activities that violate law, regulation or a regulatory agreement or which are deemed to constitute unsafe or unsound practices.

Enforcement actions may include:

- the appointment of a conservator or receiver;
- the issuance of a cease and desist order;
- the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution affiliated parties;
- the issuance of directives to increase capital;
- the issuance of formal and informal agreements and orders;

- the removal of or restrictions on directors, officers, employees and institution-affiliated parties; and

- the enforcement of any such mechanisms through restraining orders or any other court actions.

We are subject to certain restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons which generally require that such credit extensions be made on substantially the same terms as are available to third persons dealing with us, and not involving more than the normal risk of repayment. Other laws tie the maximum amount that may be loaned to any one customer and its related interests to our capital levels. Other laws restrict or prohibit transactions between Peoples Bank and its affiliates.

Limitations on Dividends and Other Payments

Our ability to pay dividends is largely dependent upon the receipt of dividends from Peoples Bank. Both federal and state laws impose restrictions on our ability and the ability of Peoples Bank to pay dividends. Under such restrictions, Peoples Bank may only declare and pay dividends out of accumulated net earnings, including accumulated net earnings acquired as a result of a merger within seven years. Further, Peoples Bank may not declare or pay any dividends unless Peoples Bank's surplus would not be reduced by the payment of the dividend below 100 percent of our capital stock. Pennsylvania law requires that each year Peoples Bank set aside as surplus a sum equal to not less than 10 percent of its net earnings if surplus does not equal at least 100 percent of our capital stock. In addition to these specific restrictions, bank regulatory agencies, in general, also have the ability to prohibit proposed dividends by a financial institution that would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice.

Permitted Non-Banking Activities

A bank holding company that the FRB has determined to be well capitalized and well managed and that has well capitalized and well managed subsidiary banks may engage in certain nonbanking activities closely related to banking or managing or controlling banks, on a de novo basis, by providing notice to the FRB after commencing the activities. Such a bank holding company proposing to engage in other permissible nonbanking activities either de novo, or through the acquisition of an existing company, must provide prior notice to the FRB. For transactions that do not qualify for the post or expedited prior notice procedures, a bank holding company must file a notice for prior FRB approval. Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions on extensions of credit to the bank holding company or its subsidiaries, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit our ability to obtain funds from Peoples Bank for our cash needs, including funds for the payment of dividends, interest and operating expenses. Further, subject to certain exceptions, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

A bank holding company is required to act as a source of financial strength to its subsidiary banks and to make capital injections into a troubled subsidiary bank, and the FRB may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injection may be called for at a time when the holding company does not have the resources to provide it. In addition, depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with the default of or assistance provided to, a commonly controlled FDIC-insured depository institution. Accordingly, in the event that any insured subsidiary of a bank holding company causes a loss to the FDIC, other insured subsidiaries of a bank holding company could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss. Such cross guarantee liabilities generally are superior in priority to the obligation of the depository institutions to its shareholders due solely to their status as shareholders and obligations to other affiliates.

Certain Transactions by Insured Banks with their Affiliates

There are statutory restrictions related to the extent bank holding companies and their non-bank subsidiaries may borrow, obtain credit from or otherwise engage in "covered transactions" with their insured depository institution (i.e., banking) subsidiaries. In general, an "affiliate" of a bank includes the bank's parent holding company and any subsidiary thereof.

However, an "affiliate" does not generally include the bank's operating subsidiaries. A bank (and its subsidiaries) may not lend money to, or engage in other covered transactions with, its non-bank affiliates if the aggregate amount of covered transactions outstanding involving the bank, plus the proposed transaction, exceeds the following limits: (a) in the case of any one such affiliate, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 10 percent of the bank's capital stock and surplus; and (b) in the case of all affiliates, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 20 percent of the bank's capital stock and surplus. "Covered transactions" are defined to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, securities borrowing or lending transactions with an affiliate that creates a credit exposure to such affiliate, or a derivatives transaction with an affiliate that creates a credit exposure to such affiliate. Certain covered transactions are also subject to collateral security requirements.

Covered transactions as well as other types of transactions between a bank and a bank holding company must be on market terms, which means that the transaction must be conducted on terms and under circumstances that are substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving nonaffiliates or, in the absence of comparable transactions, that in good faith would be offered to or would apply to nonaffiliates. Moreover, certain amendments to the Bank Holding Company Act of 1956 provide that, to further competition, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service.

Pennsylvania Law

As a Pennsylvania incorporated bank holding company, Peoples is subject to various restrictions on its activities as set forth in Pennsylvania law. This is in addition to those restrictions set forth in federal law. Under Pennsylvania law, a bank holding company that desires to acquire a bank or bank holding company that has its principal place of business in Pennsylvania must obtain permission from the Department of Banking.

Financial Institution Reform, Recovery, and Enforcement Act ("FIRREA")

FIRREA was enacted into law in order to address the financial condition of the Federal Savings and Loan Insurance Corporation, to restructure the regulation of the thrift industry, and to enhance the supervisory and enforcement powers of the federal bank and thrift regulatory agencies. As the primary federal regulator of Peoples Bank, the FDIC, in conjunction with the Department of Banking, is responsible for its supervision. When dealing with capital requirements, those regulatory bodies have the flexibility to impose supervisory agreements on institutions that fail to comply with regulatory requirements. The imposition of a capital plan, termination of deposit insurance, and removal or temporary suspension of an officer, director or other institution-affiliated person may cause enforcement actions.

There are three levels of civil penalties under FIRREA, with the amount of the penalty varying based on the action penalized.

These penalties are subject to inflation adjustment procedures prescribed under applicable law. Penalties for continuing violations can be substantially higher.

Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA")

FDICIA provides for, among other things:

- publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants;
- the establishment of uniform accounting standards by federal banking agencies;

- the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital;

- additional grounds for the appointment of a conservator or receiver; and

- restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories:

- "well capitalized";

- "adequately capitalized";

- "under capitalized";

- "significantly undercapitalized"; and

- "critically undercapitalized".

Peoples Bank was "well capitalized" based on its actual capital position at December 31, 2022. However, an institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

FDICIA generally prohibits a depository institution from making any capital distributions including payment of a cash dividend or paying any management fees to its holding company, if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. If a depository fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized". Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator; generally within 90 days of the date such institution is determined to be critically undercapitalized.

FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions that fail to comply with capital or other standards. Such actions may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

Under FDICIA, each federal banking agency is required to prescribe, by regulation, non-capital safety and soundness standards for institutions under its authority. In addition to adopting information security standards, the federal banking agencies, including the FDIC, have adopted standards covering:

- internal controls;

- information systems and internal audit systems;

- loan documentation;

- credit underwriting;

- interest rate exposure;

- asset growth; and

- compensation fees and benefits.

Any institution that fails to meet these standards may be required to develop an acceptable plan, specifying the steps that the institutions will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Peoples believes that it meets substantially all the standards that have been adopted. Before establishing new branch offices, Peoples Bank must meet certain minimum capital stock and surplus requirements and must obtain state approval from the Department of Banking.

Risk-Based Capital Requirements

The federal banking regulators have adopted certain risk-based capital guidelines to assist in assessing capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse agreements, which are recorded as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0 percent for assets with low credit risk, such as certain U.S. Treasury securities, to 150 percent for assets with relatively high credit risk, such as business loans.

A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off-balance-sheet items, against both total qualifying capital, Common Equity Tier 1 capital, and Tier 1 capital.

- "Common Equity Tier 1 Capital" includes common equity and minority interest in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions, and retained earnings.

- "Tier 1," or core capital, includes common equity, non-cumulative preferred stock and minority interest in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions.

- "Tier 2," or supplementary capital, includes, among other things, limited life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less restricted deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies.

Current rules, which implemented the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act, call for the following capital requirements:

- A minimum ratio of common equity tier 1 capital to risk-weighted assets of 4.5 percent;

- A minimum ratio of tier 1 capital to risk-weighted assets of 6 percent;

- A minimum ratio of total capital to risk-weighted assets of 8 percent; and

- A minimum leverage ratio of 4 percent.

In addition, the current rules provide for a common equity tier 1 capital conservation buffer of 2.5 percent of risk-weighted assets. If a banking organization fails to hold capital above the minimum capital ratios and the capital conservation buffer, it will be subject to certain restrictions on capital distributions and discretionary bonus payments.

Accumulated other comprehensive income ("AOCI") is included in a banking organization's common equity tier 1 capital. The rules, however, allowed community banks to make a one-time election not to include components of AOCI in regulatory capital and instead exclude most AOCI components from regulatory capital. Peoples Bank made that one-time election to "opt-out" of the inclusion of components of AOCI in regulatory capital. Banking organizations may use the existing gross-up approach to assign securitization exposures to a risk weight category or choose to assign such exposures a 1,250 percent risk weight.

Mortgage servicing assets ("MSAs") and certain deferred tax assets ("DTAs") are subject to stricter limitations than those applicable to other assets under the capital rules.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions including:

- limitations on its ability to pay dividends; or

- the issuance by the applicable regulatory authority of a capital directive to increase capital, and in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as to the measures described under FDICIA as applicable to undercapitalized institutions.

In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of Peoples Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends to Peoples.

At December 31, 2022, Peoples Bank met its capital requirements with a ratio of common equity tier 1 capital to risk-weighted assets of 12.27 percent; its ratio of tier 1 capital to risk-weighted assets of 12.27 percent; its ratio of total capital to risk-weighted assets of 13.26 percent; and its leverage ratio of 9.69 percent.

A qualifying community banking organization (defined to have, among other things, total consolidated assets of less than $10 billion) that has made an election to use the community bank leverage ratio framework will be considered to have met the minimum capital requirements, the capital ratio requirements, and any other capital or leverage requirements to which the qualifying community banking organization would be subject, if it has a leverage ratio of greater than 9 percent. As of December 31, 2022, Peoples Bank has not elected to use the community bank leverage ratio framework.

Interest Rate Risk

Regulatory agencies include, in their evaluations of a bank's capital adequacy, an assessment of the bank's interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization's interest rate risk management includes a measurement of board of directors and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate to the circumstances of the specific banking organization. We utilize interest rate risk models to measure and monitor interest rate risk. In addition, we employ an independent consultant to provide a quarterly assessment of our interest rate risk. Finally, regulatory agencies, as part of the scope of their periodic examinations, evaluate our interest rate risk.

Community Reinvestment Act ("CRA")

The Community Reinvestment Act of 1977 is designed to create a system for bank regulatory agencies to evaluate a depository institution's record in meeting the credit needs of its community, including low and moderate-income neighborhoods. The CRA regulations establish performance-based standards for use in examining for compliance. Peoples Bank had its last CRA compliance examination in 2020 and received a "satisfactory" rating.

USA Patriot Act of 2001 (the "Patriot Act") and Anti-Money Laundering

The Patriot Act contains anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The federal Bank Secrecy Act (the "BSA") also require financial institutions to, among other things, create a system of controls designed to prevent money laundering and the financing of terrorism, and imposes recordkeeping and reporting requirements. The Patriot Act enhanced regulations under the BSA to facilitate information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering, and requires financial institutions to establish anti-money laundering programs. Regulations adopted under the BSA impose on financial institutions customer due diligence requirements, and the federal banking agencies expect that customer due diligence programs will be integrated within a financial institution's broader BSA and anti-money laundering compliance program. The Office of Foreign Assets Control ("OFAC"), a division of the U.S. Department of the Treasury, is responsible for helping to ensure that domestic entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress.

Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank")

In 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law. Dodd-Frank is intended to effect a fundamental restructuring of federal banking regulation. Among other things, Dodd-Frank created the Financial Stability Oversight Council to identify systemic risks in the financial system and gives federal regulators authority to take control of and liquidate financial firms. Dodd-Frank additionally created an independent federal regulator to administer federal consumer protection laws. Dodd-Frank has and is expected to continue to have a significant impact on our business operations as its provisions take effect. Some of the rules that have been proposed and, in some cases, adopted to comply with Dodd-Frank's mandates are discussed further below.

In May 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the "EGRRCPA") was enacted to reduce the regulatory burden on certain banking organizations, including community banks, by modifying or eliminating certain federal regulatory requirements. The EGRRCPA amended certain provisions of the Dodd-Frank Act as well as statutes administered by the FRB and the FDIC. Certain provisions of the Dodd-Frank Act and changes thereto resulting from the enactment of EGRRCPA that may affect the Company and Peoples Bank are discussed below in more detail.

Among the provisions of Dodd-Frank that affect us are the following:

Holding Company Capital Requirements. Dodd-Frank requires the FRB to apply consolidated capital requirements to bank holding companies that are no less stringent than those currently applied to depository institutions. Dodd-Frank additionally requires that bank regulators issue countercyclical capital requirements so that the required amount of capital increases in times of economic expansion, consistent with safety and soundness.

Deposit Insurance. Dodd-Frank permanently increases the maximum deposit insurance amount for banks, savings institutions and credit unions to $250 thousand per depositor. Dodd-Frank also broadens the base for FDIC insurance assessments. Further, Dodd-Frank eliminated the federal statutory prohibition against the payment of interest on business checking accounts. Assessments for institutions such as Peoples Bank (assets of less than $10 billion), are based on initial assessment rates that are adjusted by combining supervisory ratings with financial ratios to determine a total assessment rate. For most institutions, assessment rates are based on weighted-average supervisory ratings of banking operation components and six financial ratios. The financial ratios are: the leverage ratio; loans past due 30-89 days/gross assets; nonperforming assets/gross assets; net loan charge-offs/gross assets; net income before taxes/risk-weighted assets; and the adjusted brokered deposit ratio. In addition, an institution's assessment rate may be lowered if the institution holds long-term unsecured debt and raised if it holds long-term unsecured debt that is issued by another depository institution.

On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. This increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches 1.35 percent by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2 percent. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2 percent, and again when it reaches 2.5 percent. Peoples Bank continues to evaluate the impact of these revised assessment rate schedules on the Bank's FDIC insurance assessments.

Corporate Governance. Dodd-Frank requires publicly-traded companies to give stockholders a non-binding vote on executive compensation at least every three years, a non-binding vote regarding the frequency of the vote on executive compensation at least every six years, and a non-binding vote on "golden parachute" payments in connection with approvals of mergers and acquisitions unless previously voted on by stockholders. Additionally, Dodd-Frank directs the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets of $1.0 billion or more, regardless of whether the company is publicly traded. Dodd-Frank also gives the SEC authority to prohibit broker discretionary voting on elections of directors and executive compensation matters. In 2016, the SEC and the federal banking regulators proposed rules to prohibit covered financial institutions (including bank holding companies and banks) from, among other things, establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rules) with excessive compensation, fees or benefits that could lead to material financial loss to the financial institution. The comment period for these proposed rules has closed and a final rule has not yet been published. However, if the rules are adopted as proposed by the federal banking regulators, they may restrict the manner in which executive compensation is structured.

Limits on Interstate Acquisitions and Mergers. Dodd-Frank precludes a bank holding company from engaging in an interstate acquisition–the acquisition of a bank outside its home state–unless the bank holding company is both well capitalized and well managed. Furthermore, a bank may not engage in an interstate merger with another bank headquartered in another state unless the surviving institution will be well capitalized and well managed.

Limits on Interchange Fees. Dodd-Frank amended the Electronic Fund Transfer Act to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets of $10 billion or more and to enforce a statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer. Issuers with less than $10 billion in assets, like us, are exempt from debit card interchange fee standards.

Consumer Financial Protection Bureau. Dodd-Frank created the Consumer Financial Protection Bureau (CFPB), which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB, but continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. Dodd-Frank authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, Dodd-Frank allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. Dodd-Frank permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

Ability to Repay and Qualified Mortgage Rule. Mortgage origination activities are subject to Regulation Z, which implements the federal Truth-in-Lending Act ("TILA"). Certain provisions of Regulation Z require mortgage lenders to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Mortgage lenders are required to determine consumers' ability to repay in one of two ways. The first alternative requires the mortgage lender to consider, at a minimum, the following eight underwriting factors when making the credit decision:

- current or reasonably expected income or assets;
- current employment status;
- the monthly payment on the covered transaction;
- the monthly payment on any simultaneous loan;
- the monthly payment for mortgage-related obligations;
- current debt obligations, alimony, and child support;
- the monthly debt-to-income ratio or residual income; and
- credit history.

Alternatively, the mortgage lender can originate "qualified mortgages," which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a "qualified mortgage" is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a qualified mortgage, the points and fees paid by a consumer cannot exceed 3% of the total loan amount. Loans which meet these criteria will be considered qualified mortgages, and as a result generally protect lenders from fines or litigation in the event of foreclosure. Qualified mortgages that are "higher-priced" (e.g. subprime loans) garner a rebuttable presumption of compliance with the ability-to-repay rules, while qualified mortgages that are not "higher-priced" (e.g. prime loans) are given a safe harbor of compliance.

In addition to TILA and Regulation Z, mortgage origination activities are subject to the Equal Credit Opportunity Act, Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, and Home Ownership Equity Protection Act, and the regulations promulgated under these acts, among other additional state and federal laws, regulations and rules.

Federal Home Loan Bank of Pittsburgh

Peoples Bank is a member of the Federal Home Loan Bank of Pittsburgh ("FHLB-Pgh"), which is one of 11 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each FHLB serves as a reserve, or central bank, for the members within its assigned region. Each FHLB makes loans to members in accordance with policies and procedures established by the Board of Directors of the FHLB. As a member, each bank must purchase and maintain stock in the FHLB.

Brokered Deposits

Section 29 of the Federal Deposit Insurance Act and FDIC regulations generally limit the ability of any bank to accept, renew or roll over any brokered deposit unless it is "well capitalized" or, with the FDIC's approval, "adequately capitalized." On December 15, 2020, the FDIC issued rules to revise brokered deposit regulations in light of modern deposit-taking methods. The rules established a new framework for certain provisions of the "deposit broker" definition and amended the FDIC's interest rate methodology calculating rates and rate caps. The rules became effective on April 1, 2021 and, to date, there has been no material impact to either the Company or Peoples Bank from the rules.

Cybersecurity

The federal banking regulators have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal banking agencies expect financial institutions to establish lines of defense and ensure that their risk management processes also address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack. In addition, all federal and state banking regulators continue to increase focus on cybersecurity programs and risks as part of regular supervisory exams.

On November 18, 2021, the federal banking regulators issued a final rule to improve the sharing of information about cyber incidents that may affect the U.S. banking system. The rule requires a banking organization to notify its primary federal regulator of any significant computer-security incident as soon as possible and no later than 36 hours after the banking organization determines that a cyber-incident has occurred. Notification is required for incidents that have materially affected—or are reasonably likely to materially affect—the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. In addition, the rule requires a bank service provider to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect banking organization customers for four or more hours. The rule became effective May 1, 2022.

Inflation Reduction Act

On August 16, 2022, the Inflation Reduction Act (IRA) was signed into law. The IRA introduces a 15% corporate alternative minimum tax (AMT) based primarily on consolidated adjusted GAAP net income with a minimum threshold of $1 billion. The corporate AMT provisions are effective for taxable years beginning after December 31, 2022. The details of the computation will be subject to regulations to be issued by the UST. Our current net income levels are well below the $1 billion threshold, but we will monitor regulatory developments and will continue to evaluate the impact, if any, of the corporate AMT.

The IRA imposes a 1% excise tax on the fair market value of stock repurchases made by covered corporations after December 31, 2022. The total taxable value of shares repurchased is reduced by the fair market value of any newly issued shares during the taxable year, including stock issued to employees.

Future Legislation

Proposed legislation is introduced in almost every legislative session that would dramatically affect the regulation of the banking industry. We cannot predict if any such legislation will be adopted nor if adopted how it would affect our business. Past history has demonstrated that new legislation or change to existing laws or regulations usually results in greater compliance burden and therefore generally increases the cost of doing business.

Availability of Securities Filings

We maintain an Internet website at www.psbt.com. We make available free of charge through the "Investor Relations" link on our Internet website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our internet website and the information contained therein are not incorporated into this Form 10-K. In addition, copies of our annual report will be made available, free of charge, upon written request.

Item 1A.   Risk Factors.

In addition to the other information set forth in this report, one should carefully consider the factors discussed below, which could materially affect our business, financial condition or future results. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be insignificant also may materially adversely affect our business, financial condition and/or operating results.

Risks Relating to Peoples and Its Business

Changes in interest rates could adversely impact our financial condition and results of operations.

The Company's profitability is dependent to a large extent on its net interest income, which is the difference between the interest income paid on its loans and investments and the interest the Company pays to third parties such as its depositors, lenders and debtholders. Changes in interest rates can impact profits and the fair values of certain assets and liabilities. Models that the Company uses to forecast and plan for the impact of rising and falling interest rates may be incorrect or fail to consider the impact of competition and other conditions affecting loans and deposits.
Periods of unusually low or volatile interest rates have a material effect on the Company's earnings. During the first quarter of 2020, in response to the COVID-19 pandemic, the Federal Reserve reduced the target Federal Funds rate to between zero and 0.25%. During 2022, the Federal Reserve began to increase this rate and at the most recent meeting in February, the Federal Reserve voted to increase rates 25 basis points to a range between 4.50% and 4.75%.

Increases in interest rates and economic conditions affecting consumer demand for housing can have a material impact on the volume of mortgage originations and refinancings, adversely affecting the profitability of the mortgage banking business. Interest rate risk can also result from mismatches between the dollar amounts of repricing or maturing assets and liabilities and from mismatches in the timing and rates at which the assets and liabilities reprice. The Company actively monitors and manages the balances of maturing and repricing assets and liabilities to reduce the adverse impact of changes in interest rates, but there can be no assurance that the Company will be able to avoid material adverse effects on net interest margin in all market conditions. Rising interest rates in prior periods have increased interest expense, with a commensurate negative effect on net interest income, but may not be expected to do so in future periods. In a rising rate environment, competition for cost-effective deposits increases, making it more costly for the Company to fund loan growth. Rapid and unexpected volatility in interest rates creates additional uncertainty and potential for adverse financial effects. There can be no assurance that the Company will not be materially adversely affected by future changes in interest rates.

We are subject to credit risk in connection with our lending activities, and our financial condition and results of operations may be negatively impacted by economic conditions and other factors that adversely affect our borrowers.

Lending money is a significant part of the banking business and interest income on our loan portfolio is the principal component of our revenue. Our financial condition and results of operations are affected by the ability of our borrowers to repay their loans, and in a timely manner. Borrowers, however, do not always repay their loans. The risk of non-payment is assessed through our underwriting and loan review procedures based on several factors including credit risks of a particular borrower, changes in economic conditions, the duration of the loan and in the case of a collateralized loan, uncertainties as to the future value of the collateral and other factors. Despite our efforts, we do and will experience loan and lease losses, and our financial condition and results of operations will be adversely affected. Our loans which were between 30 and 89 days delinquent on December 31, 2022 totaled $2.5 million. Our non-performing assets were approximately $4.1 million on December 31, 2022. Our allowance for loan and lease losses was approximately $27.5 million on December 31, 2022.

Our Company's business is primarily concentrated in the Eastern Pennsylvania market area which exposes us to a risk of loss associated with the region.

At December 31, 2022, $330.7 million or 12.1 percent, of our loan portfolio consisted of residential mortgage loans and $1.7 billion or 62.6 percent, of our loan portfolio consisted of commercial real estate loans. In addition, $599.0 million or 22.0 percent of our loan portfolio consisted of taxable and non-taxable commercial loans. A majority of these loans are made to borrowers or secured by properties located in Eastern Pennsylvania. Deterioration in economic conditions in this market area, particularly in the industries on which this geographic area depend, or a general decline in economic conditions may adversely affect the quality of our loan portfolio (including the level of non-performing assets, charge offs and provision for loan losses) and demand for our products and services, and, accordingly, our results of operations. Future declines in real estate values in the region could also cause some of our mortgage and commercial real estate loans to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

We make commercial and industrial, construction, and commercial real estate loans, which present greater risks than other types of loans.

As of December 31, 2022, approximately 84.6 percent of our loan portfolio consisted of commercial and industrial, construction, and commercial real estate loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because our loan portfolio contains a significant number of commercial and industrial, construction, and commercial real estate loans some of which have large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses, and an increase in loan charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

The commercial real estate market poses risks of loss to us because of the concentration of commercial real estate loans in our loan portfolio, and the lack of diversity in risk associated with such a concentration. Banking regulators have been giving and continue to give commercial real estate lending greater scrutiny, and banks with larger commercial real estate loan portfolios are expected by their regulators to implement improved underwriting, internal controls, risk management policies and portfolio stress-testing practices to manage risks associated with commercial real estate lending. Additional losses or regulatory requirements related to our commercial real estate loan concentration could materially adversely affect our business, financial condition and results of operations.

Our allowance for loan losses may not be adequate to absorb actual loan losses, and we may be required to make further provisions for loan losses and charge off additional loans in the future, which could materially and adversely affect our business.

We attempt to maintain an allowance for loan losses, established through a provision for loan losses accounted for as an expense, which is adequate to absorb losses inherent in our loan portfolio. If our allowance for loan losses is inadequate, it may have a material adverse effect on our financial condition and results of operations.

The determination of the allowance for loan losses involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. Increases in non-performing loans have a significant impact on our allowance for loan losses. Our allowance for loan losses may not be adequate to absorb actual loan losses. If conditions in our regional real estate markets decline, we could experience increased delinquencies and credit losses, particularly with respect to real estate construction and land acquisition and development loans and one-to-four family residential mortgage loans. Moreover, if the economy slows, the negative impact to our market areas could result in higher delinquencies and credit losses. As a result, we will continue to make provisions for loan losses and to charge off additional loans in the future, which could materially adversely affect our financial conditions and results of operations.

In addition to our internal processes for determining loss allowances, bank regulatory agencies periodically review our allowance for loan losses and may require us to increase the provision for loan losses, to recognize further loan charge-offs, or to take other actions, based on judgments that differ from those of our management. If loan charge-offs in future periods exceed the allowance for loan losses, we will need to increase our allowance for loan losses. Furthermore, growth in our loan portfolio would generally lead to an increase in the provision for loan losses. Provisions for loan losses will result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, and results of operations and cash flows.

The Company has adopted ASU 2016-13 effective January 1, 2023. The Company has largely completed its assessment of related processes, internal controls, and data sources and has developed, documented, and validated an advanced probability of default/loss given default model utilizing a third-party software provider. Our allowance for credit losses ("ACL") estimate uses this model and estimation techniques based on historical loss experience, current borrower characteristics, current conditions, forecasts of future economic conditions and other relevant factors. The Company will use models and other loss estimation techniques that are responsive to changes in forecasted economic conditions to interpret borrower and economic factors in order to estimate the ACL. The Company also applies qualitative factors to account for information that may not be reflected in quantitatively derived results. Qualitative factors include: changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; changes in management; changes in the quality of the Bank's loan review process; the existence of any concentrations of credit and other external factors to ensure the ACL reflects our expected credit losses. The Company expects its ACL estimate to be sensitive to various factors such as current economic conditions. The ACL includes off-balance sheet components such as unfunded loan commitments and loss estimates for held to maturity debt securities.

While the Company continues to analyze and evaluate the impact of the adoption of this guidance on the Company's financial statements, based upon the Company's fourth quarter parallel run, assessment of the composition, characteristics and credit quality of the Company's loan and investment securities portfolio, as well as the economic conditions in effect as of the adoption date, management estimates the adoption of ASU 2016-13 will result in a decrease of approximately $2.5 - $3.0 million to the Company's ACL. The Company estimates that the impact of adoption to retained earnings, net of tax, will be an increase of approximately $2.1 to $2.5 million.

The Company will be required to transition from the use of the LIBOR interest rate index in the future.

The Company has certain loans and derivative instruments whose interest rate is indexed to the London Interbank Offered Rate ("LIBOR"). The LIBOR index will be discontinued for U.S. Dollar settings effective June 30, 2023. At this time, no consensus exists as to what reference rate or rates or benchmarks may become acceptable alternatives to LIBOR, although the Alternative Reference Rates Committee (a group of private-market participants convened by the Federal Reserve Board and the Federal Reserve Bank of New York) has identified the Secured Overnight Financing Rate, or SOFR, as the recommend alternative to LIBOR. Uncertainty as to the adoption, market acceptance or availability of SOFR or other alternative reference rates may adversely affect the value of LIBOR-based loans in the Company's portfolio and may impact the availability and cost of hedging instruments and borrowings. The language in the Company's LIBOR-based contracts and financial instruments has developed over time and may have various events that trigger when a successor index to LIBOR would be selected. If a trigger is satisfied, contracts and financial instruments may give the Company or the calculation agent, as applicable, discretion over the selection of the substitute index for the calculation of interest rates. The implementation of a substitute index for the calculation of interest rates under the Company's loan agreements may result in the Company incurring significant expenses in effecting the transition and may result in disputes or litigation with customers over the appropriateness or comparability to LIBOR of the substitute index, any of which could have an adverse effect on the Company's results of operations.

Changes in interest rates could affect our investment values and impact comprehensive income and stockholders' equity.

At December 31, 2022, we had approximately $477.7 million of securities available-for-sale. These securities are carried at fair value on our consolidated balance sheets. Unrealized gains or losses on these securities, that is, the difference between the fair value and the amortized cost of these securities, are reflected in stockholders' equity, net of deferred taxes. As of December 31, 2022, our available-for-sale securities had an unrealized loss, net of taxes, of approximately $52.0 million. The fair value of our available-for-sale securities is subject to interest rate change, which would not affect recorded earnings, but would increase or decrease comprehensive income and stockholders' equity.

Our results of operations may be materially and adversely affected by other-than-temporary impairment charges relating to our investment portfolio.

Numerous factors, including the lack of liquidity for re-sales of certain investment securities, the absence of reliable pricing information for investment securities, adverse changes in the business climate, adverse regulatory actions or unanticipated changes in the competitive environment, could have a negative effect on our investment portfolio in future periods. Investments are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment.

Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized. If an impairment charge is significant enough, it could affect our ability to pay dividends, which could materially adversely affect us and our ability to pay dividends to shareholders. Significant impairment charges could also negatively impact our regulatory capital ratios and result in us not being classified as "well-capitalized" for regulatory purposes.

The requirement to record certain assets and liabilities at fair value may adversely affect our financial results.

We report certain assets, including available-for-sale investment securities, at fair value. Generally, for assets that are reported at fair value we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Because we record these assets at their estimated fair value, we may incur losses even if the asset in question presents minimal credit risk. The level of interest rates can impact the estimated fair value of investment securities. Disruptions in the capital markets may require us to recognize other-than-temporary impairments in future periods with respect to investment securities in our portfolio. The amount and timing of any impairment recognized will depend on the severity and duration of the decline in fair value of our investment securities and our estimation of the anticipated recovery period.

Changes in the value of goodwill and intangible assets could reduce our earnings.

We account for goodwill and other intangible assets in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which, in general, requires that goodwill not be amortized, but rather that it be tested for impairment at least annually at the reporting unit level using the two step approach. Testing for impairment of goodwill and intangible assets is performed annually, or more frequently if market factors change, and involves the identification of reporting units and the estimation of fair values. The estimation of fair values involves a high degree of judgment and subjectivity in the assumptions used. At December 31, 2022, we completed a qualitative goodwill impairment test to determine if it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of the Company is less than its carrying value, including goodwill, as described by the GAAP methodology. Based on this analysis, we concluded it is more likely than not that the fair value of the Company, as of December 31, 2022, is higher than its carrying value, and, therefore, goodwill is not considered impaired and no further testing is required. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions, the stock market, interest rates and other external factors (such as global pandemics or natural disasters) may occur from time to time, often with great unpredictability, and may materially impact the fair value of publicly traded financial institutions and could result in an impairment charge at a future date.

Changes in U.S. or regional economic conditions could have an adverse effect on the Company's business, financial condition and results of operations.

The Company's business activities and earnings are affected by general business conditions in the United States and in the market areas the Company operates. These conditions include short-term and long-term interest rates, inflation, unemployment levels, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the strength of the economy in the United States generally and, in particular, the Company's market area. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; global pandemics, natural disasters or acts of terrorism or outbreak of domestic or international hostilities; or a combination of these or other factors. In particular, prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including increasing funding costs and expense related to talent acquisition and retention, and negatively impacting the demand for our products and services. Additionally, inflation may lead to a decrease in consumer purchasing power and increase default rates on loans.

Economic pressure on consumers and uncertainty regarding continuing economic improvement may result in changes in consumer and business spending, borrowing and savings habits. Elevated levels of unemployment, declines in the values of real estate, extended federal government shutdowns, or other events that affect household and/or corporate incomes could impair the ability of the Company's borrowers to repay their loans in accordance with their terms and reduce demand for banking products and services.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. We compete actively with other Pennsylvania, New Jersey and New York financial institutions, many larger than us, as well as with financial and non-financial institutions headquartered elsewhere. Commercial banks, savings banks, savings and loan associations, credit unions, and money market funds actively compete for deposits and loans. Such institutions, as well as consumer finance, insurance companies and brokerage firms, may be considered competitors with respect to one or more services they render. Many of the institutions with which we compete have substantially greater resources and lending limits and may offer certain services that we do not or cannot provide. Our profitability depends upon our ability to successfully compete in our market area.

Increased needs for disbursement of funds on loans and deposits can affect our liquidity.

We manage our liquidity with an objective of maintaining a balance between sources and uses of funds in such a way that the cash requirements of customers for loans and deposit withdrawals are met in the most economical manner. If we do not properly manage our liquidity, our business, financial condition, results of operations and cash flows may be materially and adversely affected.

Our future pension plan costs and contributions could be unfavorably impacted by the factors that are used in the actuarial calculations.

We maintain a non-contributory defined benefit pension plan, which was frozen in 2008. The costs for this legacy pension plan are dependent upon a number of factors, such as the rates of return on plan assets, discount rates, the level of interest rates used to measure the required minimum funding levels of the plans, future government regulation and required or voluntary contributions made to the plans. Without sustained growth in the pension investments over time to increase the value of our plan assets and depending upon the other factors impacting net income as listed above, we could be required to fund the plan with higher amounts of cash than are anticipated by our actuaries. Such increased funding obligations could have a material impact on our liquidity by reducing our cash flows.

Our holding company is dependent for liquidity on payments from Peoples Bank, which payments are subject to restrictions.

We depend on dividends, distributions and other payments from Peoples Bank to fund dividend payments to our shareholders, if any, and to fund all payments on obligations of our holding company. Peoples Bank is subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from Peoples Bank to us. Restrictions or regulatory actions of that kind could impede our access to funds that we may need to make payments on our obligations or dividend payments, if any. In addition, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. Holders of our common stock are entitled to receive dividends if and when declared from time to time by our board of directors in its sole discretion out of funds legally available for that purpose.

We need to continually attract and retain qualified personnel for our operations.

Our ability to provide high-quality customer service and to operate efficiently and profitably is dependent on our ability to attract and retain qualified individuals for key positions within the organization. We rely heavily on our executive officers and employees. The loss of certain executive officers or employees could have an adverse effect on us because, as a community bank, the executive officers and employees typically have more responsibility than would be typical at a larger financial institution with more employees. In addition, due to our size as a community bank, we have fewer management-level and other personnel who are in position to succeed to and assume the responsibilities of certain existing executive officers and employees. If we expand geographically or expand to provide non-banking services, current management may not have the necessary experience for successful operation in these new areas. There is no guarantee that management would be able to meet these new challenges or that we would be able to retain new officers or personnel with the appropriate background and expertise.

Our financial performance may suffer if our information technology is unable to keep pace with growth or industry developments.

Effective and competitive delivery of our products and services is increasingly dependent upon information technology resources and processes, both those provided internally as well as those provided through third party vendors. In addition to better serving customers, the effective use of technology increases efficiency and enables us to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in our operations. Many of our competitors have greater resources to invest in technological improvements. Additionally, as technology in the financial services industry changes and evolves, keeping pace becomes increasingly complex and expensive for us. There can be no assurance that we will be able to effectively implement new technology-driven products and services, which could reduce our ability to compete effectively.

A failure in or a breach of our information systems or infrastructure, including as a result of cyber-attacks, could disrupt our business, damage our reputation, and could have a material adverse effect on our business, financial condition and results of operations.

In the ordinary course of our business activities, including the ongoing maintenance of deposits, loan and other account relationships for our customers, receiving instructions and effecting transactions for those customers and other users of our products and services, we regularly collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others. In addition to confidential information regarding our customers, employees and others, we, and in some cases a third party, compile, process, transmit and store proprietary, non-public information concerning our business, operations, plans and strategies.

Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. We rely on digital technologies, computer and email systems, software, and networks to conduct secure processing, transmission and storage of confidential information. In addition, to access our products and services, our customers may use personal smart phones, tablet PCs and other mobile devices that are beyond our control systems. Our technologies, systems, networks and our customers' devices have been subject to, and are likely to continue to be the target of, cyber-attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in the unauthorized use, loss or destruction of our or our customers' or third parties' confidential information, or otherwise disrupt our or our customers' or other third parties' business operations.

In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers have engaged in attacks against large financial institutions, particularly denial of service attacks, that are designed to disrupt key business services, such as customer-facing web sites. We are not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources.

Although we use a variety of physical, procedural and technological safeguards to protect confidential information from mishandling, misuse or loss, these safeguards cannot provide assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of the information did occur, those events will be promptly detected and addressed. A failure in or breach of our operational or information security systems, or those of a third-party service provider, as a result of cyber-attacks or information security breaches or otherwise could have a material adverse effect on our business, damage our reputation, increase our costs and/or cause significant losses. Furthermore, because some of our employees are working remotely from their homes, there is an increased risk of disruption to our operations because our employees' residential networks and infrastructure may not be as secure as our office environment. As information security risks and cyber threats continue to evolve, we may be required to expend substantial resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

If information security is breached, despite the controls we and our third-party vendors have instituted, information can be lost or misappropriated, resulting in financial loss or costs to us or damages to others. These costs or losses could materially exceed the amount of insurance coverage, if any, which would adversely affect our earnings. In addition, our reputation could be damaged which could result in loss of customers, greater difficulty in attracting new customers, or an adverse effect on the value of our common stock.

Our disclosure controls and procedures and our internal control over financial reporting may not achieve their intended objectives.

We maintain disclosure controls and procedures designed to ensure that we timely report information as specified in the rules and forms of the Securities and Exchange Commission ("SEC"). We also maintain a system of internal control over financial reporting. These controls may not achieve their intended objectives. Control processes that involve human diligence and compliance, such as our disclosure controls and procedures and internal control over financial reporting, are subject to lapses in judgment and breakdowns resulting from human failures. Controls can also be circumvented by collusion or improper management override. Because of such limitations, there are risks that material misstatements due to error or fraud may not be prevented or detected and that information may not be reported on a timely basis. If our controls are not effective, it could have a material adverse effect on our financial condition, results of operations, and market for our common stock, and could subject us to regulatory scrutiny.

We are exposed to environmental liabilities with respect to real estate.

We currently operate 28 branch offices, and own additional real estate. In addition, a significant portion of our loan portfolio is secured by real property. In the course of our business, we may foreclose, accept deeds in lieu of foreclosure, or otherwise acquire real estate, and in doing so could become subject to environmental liabilities with respect to these properties. We may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Although we have policies and procedures to perform an environmental review before acquiring title to any real property, these may not be sufficient to detect all potential environmental hazards. If we were to become subject to significant environmental liabilities, it could materially and adversely affect us.

The soundness of other financial services institutions may adversely affect our credit risk.

We rely on other financial services institutions through trading, clearing, counterparty, and other relationships. We maintain limits and monitor concentration levels of our counterparties as specified in our internal policies. Our reliance on other financial services institutions exposes us to credit risk in the event of default by these institutions or counterparties. These losses could adversely affect our results of operations and financial condition.

Our operations could be interrupted if certain external vendors on which we rely experience difficulty, terminate their services or fail to comply with applicable laws and regulations.

We depend to a significant extent on relationships with third party service providers. Specifically, we utilize third party core banking services and receive credit card and debit card services, branch capture services, Internet banking services and services complementary to our banking products from various third party service providers. If these third party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. It may be difficult for us to replace some of our third party vendors, particularly vendors providing our core banking, credit card and debit card services, in a timely manner if they were unwilling or unable to provide us with these services in the future for any reason. If an interruption were to continue for a significant period of time, it could have a material adverse effect on our business, financial condition or results of operations. Even if we are able to replace them, it may be at higher cost to us or on terms that are less favorable to us than those currently provided by our existing third party service providers, which could have a material adverse effect on our business, financial condition or results of operations. In addition, if a third party provider fails to provide the services we require, fails to meet contractual requirements, such as compliance with applicable laws and regulations, or suffers a cyber-attack or other security breach, our business could suffer economic and reputational harm that could have a material adverse effect on our business, financial condition or results of operations.

Our use of third party vendors and our other ongoing third party business relationships are subject to regulatory requirements and attention.

We regularly use third party vendors as part of our business. We also have substantial ongoing business relationships with other third parties. These types of third party relationships are subject to demanding regulatory requirements and attention by our bank regulators. Banking regulations requires us to perform due diligence, ongoing monitoring and maintain control over our third party vendors and other ongoing third party business relationships. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect on our business, financial condition or results of operations.

The continuing coronavirus ("COVID-19") pandemic, or an outbreak of another highly infectious or contagious disease, has adversely affected our business and could have a more material adverse impact on our business activities, financial condition and results of operations.

Our business is dependent upon the willingness and ability of our customers to conduct banking and other financial transactions. Since the beginning of January 2020, the COVID-19 outbreak has caused significant disruption in the financial markets both globally and in the United States. The continuing spread of COVID-19 and its variants, or an outbreak of another highly infectious or contagious disease, may result in a significant decrease in business and/or cause our customers to be unable to meet existing payment or other obligations to us, particularly in the event of a targeted spread of COVID-19 or an outbreak of an infectious disease in our market area. Although we maintain contingency plans for pandemic outbreaks, the continuing spread of COVID-19, or an outbreak of another contagious disease, could also negatively impact the availability of key personnel necessary to conduct our business activities. Such a spread or outbreak could also negatively impact the business and operations of third-party service providers who perform critical services for us. If COVID-19, or another highly infectious or contagious disease, spreads or the response to contain COVID-19 is unsuccessful, we could experience a material adverse effect to our business, financial condition, and results of operations.

Although the aforementioned risks have much dissipated compared to historic periods, they have not been completely eliminated. The risk of new variants and new outbreaks overseas and at home which could impact supply chains continue to exist. Given the ongoing and dynamic nature of the circumstances, it is not possible to accurately predict the extent, severity or duration of these conditions or when normal economic and operating conditions will resume. For this reason, the extent to which the COVID-19 pandemic or other highly infectious or contagious disease affects the Company's business, operations and financial condition, as well as its regulatory capital and liquidity ratios and credit ratings, is highly uncertain and unpredictable and depends on, among other things, new information that may emerge concerning the scope, duration and severity of the COVID-19 pandemic or infectious disease, actions taken by governmental authorities and other parties in response, the scale of distribution and public acceptance of the vaccines for COVID-19 and other diseases, and the effectiveness of such vaccines in stemming or stopping the spread.

Risks Related to Our Common Stock

Our ability to pay dividends or repurchase shares is subject to limitations.

Our ability to pay dividends on or repurchase shares of our stock depends upon our receipt of dividends from Peoples Bank. Additionally, our ability to pay dividends is limited by Pennsylvania corporate law and by federal banking regulations. Under Pennsylvania law, we may not pay a dividend if, after payment, we could not pay our debts as they become due in the usual course of business or our total assets would be less than our total liabilities. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition.

As a state-chartered bank, Peoples Bank is subject to regulatory restrictions on the payment and amounts of dividends under the Pennsylvania Banking Code. Further, Peoples Bank's ability to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that Peoples Bank will be able to pay dividends. Our failure to pay dividends could have a material adverse effect on the market price of our common stock.

Proxy contests and shareholder litigation may adversely affect our results of operations.

Proxy contests or shareholder litigation could cause us to use resources, both in expense and in the time and attention of our management, which could otherwise be used in operating our business. Accordingly, our results of operations may be adversely effected.

Risks Related to Potential Future Transactions

Future acquisitions by us could dilute existing shareholders' ownership of Peoples and may cause us to become more susceptible to adverse economic events.

We may issue shares of our common stock in connection with future acquisitions and other investments, which would dilute existing shareholders' ownership interests in Peoples. While there is no assurance that these transactions will occur, or that they will occur on terms favorable to us, future business acquisitions could be material to us, and the degree of success achieved in acquiring and integrating these businesses could have a material effect on the value of our common stock. In addition, these acquisitions could require us to expend substantial cash or other liquid assets or to incur debt, which could cause us to become more susceptible to economic downturns and competitive pressures.

Our governing documents, Pennsylvania law, and current policies of our board of directors contain provisions which may reduce the likelihood of a change in control transaction that may otherwise be available and attractive to shareholders.

Our articles of incorporation and bylaws contain certain anti-takeover provisions that may make it more difficult or expensive or may discourage a tender offer, change in control or takeover attempt that is opposed by our board of directors. In particular, the articles of incorporation and bylaws: classify our board of directors into three groups, so that shareholders elect only approximately one-third of the board each year; require our shareholders to give us advance notice to nominate candidates for election to the board of directors or to make shareholder proposals at a shareholders' meeting; and require the affirmative vote of the holders of at least 75 percent of our common stock to approve amendments to our bylaws or to approve certain business combinations that have not received the support of two-thirds of our board of directors. These provisions of our articles of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of our shareholders may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of our board of directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

In addition, anti-takeover provisions in Pennsylvania law could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold. For example, Pennsylvania law may restrict a third party's ability to obtain control of Peoples and may prevent shareholders from receiving a premium for their shares of our common stock. Pennsylvania law also provides that our shareholders are not entitled by statute to propose amendments to our articles of incorporation.

Our ability to make opportunistic acquisitions is subject to significant risks, including the risk that regulators will not provide the requisite approvals.

We may make opportunistic whole or partial acquisitions of other banks, branches, financial institutions, or related businesses from time to time that we expect may further our business strategy. Any possible acquisition will be subject to regulatory approval, and there can be no assurance that we will be able to obtain such approval in a timely manner or at all. Even if we obtain regulatory approval, these acquisitions could involve numerous risks, including lower than expected performance or higher than expected costs, difficulties related to integration, diversion of management's attention from other business activities, changes in relationships with customers, and the potential loss of key employees. In addition, we may not be successful in identifying acquisition candidates, integrating acquired institutions, or preventing deposit erosion or loan quality deterioration at acquired institutions. Competition for acquisitions can be highly competitive, and we may not be able to acquire other institutions on attractive terms. There can be no assurance that we will be successful in completing or will even pursue future acquisitions, or if such transactions are completed, that we will be successful in integrating acquired businesses into operations. Our ability to grow may be limited if we choose not to pursue or are unable to successfully make acquisitions in the future.

Risks Related to Government Regulation

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by certain state and federal agencies including the FDIC, the Federal Reserve Board and the Pennsylvania Department of Banking. Such regulation and supervision govern the activities in which we may engage and are intended primarily to ensure the safety and soundness of financial institutions. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of assets and determination of the level of the allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on us and our operations. There also are several federal and state statutes which regulate the obligation and liabilities of financial institutions pertaining to environmental issues. In addition to the potential for attachment of liability resulting from our own actions, we may be held liable under certain circumstances for the actions of our borrowers, or third parties, when such actions result in environmental problems on properties that collateralize loans held by us. Further, the liability has the potential to far exceed the original amount of a loan.

We are subject to changes in accounting policies or accounting standards.

From time to time, the FASB and the SEC change their guidance governing the form and content of our external financial statements. In addition, accounting standard setters and those who interpret U.S. generally accepted accounting principles ("U.S. GAAP"), such as the FASB, SEC, banking regulators and our outside auditors, may change or even reverse their previous interpretations or positions on how these standards should be applied. Changes in U.S. GAAP and changes in current interpretations are beyond our control, can be hard to predict and could materially impact how we report our financial results and condition. In certain cases, we could be required to apply a new or revised guidance retroactively or apply existing guidance differently (also retroactively) which may result in our restating prior period financial statements for material amounts.

The Company may be adversely affected by changes in U.S. tax laws.

Our business may be adversely affected by changes in tax laws if there are any increases in our federal income tax rates or an increase in the tax rates in states in which we operate.

We may be subject to more stringent capital and liquidity requirements in the future, which may adversely affect our net income and future growth.

Future increases, if any, in minimum capital requirements could adversely affect our net income. Furthermore, our failure to comply with the minimum capital requirements could result in our regulators taking formal or informal actions against us which could restrict our future growth or operations.

The regulations issued by the CFPB have increased and may continue to increase our costs of operations.

The CFPB has broad powers to supervise and enforce consumer protection laws and broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB considers whether additional rules are needed and has direct examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks with $10 billion or less in assets, like us, are examined for compliance with these consumer laws by their primary bank regulators. Dodd-Frank permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

Increases in FDIC insurance premiums may adversely affect our earnings.

Our deposits are insured by the FDIC up to legal limits and, accordingly, we are subject to FDIC deposit insurance assessments. Should our supervisory rating be lowered or our unsecured debt increase, we may be required to pay an increased assessment. More generally, should the designated reserve ratio of the FDIC Deposit Insurance Fund be raised or the fund suffer losses, we may be required to pay an increased assessment. An increase in the assessment we pay may adversely impact our earnings.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions, increased insurance cost and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

Increased scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social and governance ("ESG") practices may impose additional costs on the Company or expose it to new or additional risks.

As a regulated financial institution and a publicly traded company, we face increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Investor advocacy groups, investment funds, and influential investors are increasingly focused on these practices, especially as they relate to climate risk, hiring practices, the diversity of the work force, and racial and social justice issues. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact the Company's reputation, ability to do business with certain partners, and stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. ESG-related costs, including with respect to compliance with any additional regulatory or disclosure requirements or expectations, could adversely impact our results of operations.

Item 1B.   Unresolved Staff Comments.

None.

Item 2.   Properties.

Our corporate headquarters is located at 150 N. Washington Avenue, Scranton, Pennsylvania, which houses our finance and planning, trust, commercial lending, human resources and investor services divisions, as well as our executive offices. Our operations division is located at 82 Franklin Avenue, Hallstead, Pennsylvania.

We operate 28 full-service community banking offices located within the Allegheny, Bucks, Lackawanna, Lebanon, Lehigh, Luzerne, Monroe, Montgomery, Northampton, Susquehanna and Wyoming Counties of Pennsylvania, Middlesex County of New Jersey and Broome County of New York. Eight offices are leased and the balance are owned by Peoples Bank.

We lease several remote ATM locations throughout our market area. All branches and ATM locations are equipped with closed circuit television monitoring.

We consider our properties to be suitable and adequate for our current and immediate future purposes.

Item 3.   Legal Proceedings.

There are no material pending legal proceedings, other than ordinary routine litigation incidental to our business, as to which we are a party or of which any of our property is subject.

Item 4.   Mine Safety Disclosures.

Not applicable.

Part II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of February 28, 2023 there were approximately 4,515 holders of our common stock, $2.00 par value, including individual participants in security position listings. Our common stock trades on The Nasdaq Stock Market under the symbol "PFIS."

Peoples has paid cash dividends since its incorporation in 1986. It is the present intention of the Board of Directors to continue to pay quarterly cash dividends; however, the payment of future dividends must necessarily depend upon earnings, financial position, appropriate restrictions under applicable laws and other factors relevant at the time our board of directors considers any declaration of dividends. The Board declared on January 27, 2023 a first quarter dividend of $0.41 per share payable March 15, 2023. For information on dividend restrictions on the Company and Peoples Bank, refer to Part I, Item 1 "Supervision and Regulation – Limitations on Dividends and Other Payments" to this report and refer to the consolidated financial statements and notes to these statements filed at Item 8 to this report and incorporated in their entirety by reference under this Item 5.

The following table presents information with respect to purchases made by or on behalf of the Company or any "affiliated purchaser," as defined in the Exchange Act Rule 10b-18(a)(3), of the Company's common stock during each of the three months ended December 31, 2022:

Month Ending	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that may yet be Purchased Under the Programs
October 31, 2022	4,732	$ 47.87	276,523	275,427
November 30, 2022			276,523	275,427
December 31, 2022			276,523	275,427

On January 29, 2021, our board of directors authorized a common stock repurchase plan whereby we are authorized to repurchase up to 353,422 shares of our outstanding common stock.

The following graph and table show the cumulative total return on the common stock of the Company over the last five years, compared with the cumulative total return of a broad stock market index (the Russell 2000 Index or "Russell 2000"), and the S&P U.S. BMI Banks Index. The cumulative total return on the stock or the index equals the total increase in value since December 31, 2017, assuming reinvestment of all dividends paid into the stock or the index. The graph and table were prepared assuming that $100 was invested on December 31, 2017, in the common stock and the securities included in the indexes.

Comparison of Five-Year Cumulative Total Returns
Performance Graph of
PEOPLES FINANCIAL SERVICES CORP



Total Return Performance
200
150
100
50
Index Value
Peoples Financial Services Corp.
Russell 2000 Index
S&P U.S. BMI Banks Index
12/31/17
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22

	Period Ending					
Index	**12/31/2017**	**12/31/2018**	**12/31/2019**	**12/31/2020**	**12/31/2021**	**12/31/2022**
Peoples Financial Services Corp.	100.00	97.41	114.77	86.88	128.75	130.64
Russell 2000 Index	100.00	88.99	111.70	134.00	153.85	122.41
S&P U.S. BMI Banks Index	100.00	83.54	114.74	100.10	136.10	112.89

Source: S&P Global Market Intelligence
©2023

The stock performance graph and related table set forth above shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such information be treated as soliciting material or specifically incorporates it by reference into a filing under the Securities Act or the Exchange Act.

Item 6.   Reserved.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis 2022 versus 2021

Management's Discussion and Analysis appearing on the following pages should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis 2021 versus 2020 contained in this Annual Report on Form 10-K.

Critical Accounting Estimates:

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of consolidated financial statements in conformity with GAAP requires us to establish critical accounting policies and make accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during those reporting periods.

An accounting estimate requires assumptions about uncertain matters that could have a material effect on the consolidated financial statements if a different amount within a range of estimates were used or if estimates changed from period to period. Readers of this report should understand that estimates are made considering facts and circumstances at a point in time, and changes in those facts and circumstances could produce results that differ from when those estimates were made. Significant estimates that are particularly susceptible to material change within the near term relate to the determination of allowance for loan losses, and the impairment of goodwill. Actual amounts could differ from those estimates.

We maintain the allowance for loan losses at a level we believe adequate to absorb probable credit losses related to individually evaluated loans, as well as probable incurred losses inherent in the remainder of the loan portfolio as of the balance sheet date. The balance in the allowance for loan losses account is based on past events and current economic conditions among other things.

We monitor the adequacy of the allowance quarterly and adjust the allowance as necessary through normal operations. This ongoing evaluation reduces potential differences between estimates and actual observed losses. The determination of the level of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Accordingly, management cannot ensure that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required, resulting in an adverse impact on operating results.

Goodwill is evaluated at least annually for impairment or more frequently if conditions indicate potential impairment exist. Any impairment losses arising from such testing are reported in the income statement in the current period as a separate line item within operations.

For a further discussion of our critical accounting estimates, refer to Note 1 entitled, "Summary of significant accounting policies," in the Notes to Consolidated Financial Statements to this Annual Report. Note 1 lists the significant accounting policies used by us in the development and presentation of the consolidated financial statements. This discussion and analysis, the Notes to Consolidated Financial Statements and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for the understanding and evaluation of our financial position, results of operations and cash flows.

Operating Environment:

2022 has been centered in uncertainty around the lingering effects of COVID-19, high inflation, a tight labor market, fear of recession and the global impact of Russia's invasion of the Ukraine. As COVID-19 restrictions began to ease and commercial and consumer activity returned to pre-pandemic levels, strong demand driven by low interest rates and government stimulus clashed with weakened supply chains and pandemic-related shortages.

Inflation increased during 2022 to levels well above the Federal Open Market Committee's ("FOMC") long-term desired 2 percent level for items other than food and energy and remained elevated at year-end 2022. Core inflation, as measured by the Consumer Price Index ("CPI"), excluding items known for their volatility such as food and energy, was 5.7 percent for the 12 months ending December 31, 2022. When including food and energy, CPI was 6.5 percent due primarily to higher energy costs. The Personal Consumption Expenditures Index ("PCE"), a measure of the prices that people living in the U.S. pay for goods and services, increased 5.0 percent in December compared to a year ago. Excluding food and energy, PCE increased 4.4 percent.

Concerns over the high inflation rate have resulted in central bankers in the U.S. adjusting interest rates to slow economic activity by curbing spending, hiring and investment. The FOMC has increased rates seven times through December 31, 2022 for a total of 425 basis points, 25 basis points in February 2023 and additional increases are expected through the first quarter 2023. Higher rates or maintaining rates at this elevated level may be justified beyond that by still tight labor markets, elevated wage pressures and high inflation.

We saw strong loan growth in 2022 despite these higher rates. However, we have seen lower mortgage origination and sales volume as interest rates on mortgage loans have reached 20 year highs and the housing market cools off. From a funding perspective, the competition for and subsequent costs of deposits and alternative funding sources has increased and likely will continue to increase in 2023 as the FOMC adjusts rates.

The labor market remained strong in 2022 with an unemployment rate of 3.5 percent for December. This along with reduced labor force participation has made it difficult and costly for companies to fill open positions and thus could increase our salaries and benefits expenses. The labor market remains strong going into 2023. Job growth accelerated in the beginning of 2023 as U.S. employers added 517 thousand jobs and pushed the unemployment rate to a 53-year low 3.4 percent in January despite announced corporate lay-offs. Wage growth continued to slow as average hourly earnings grew 4.4 percent in January from a year earlier, down from a revised 4.8 percent in December. Continued strength in the labor market may fuel additional interest rate increases.

Gross domestic product ("GDP") rose at a 2.9 percent annualized pace in the fourth quarter after increasing 3.2 percent in the third quarter. This reflected increases in inventory investment and consumer spending partially offset by a decrease in housing investment.

Review of Financial Position:

Peoples Financial Services Corp., a bank holding company incorporated under the laws of Pennsylvania, provides a full range of financial services through its wholly-owned subsidiary, Peoples Security Bank and Trust Company ("Peoples Bank"), collectively, the "Company" or "Peoples." The Company services its retail and commercial customers through twenty-eight full-service community banking offices located within the Allegheny, Bucks, Lackawanna, Lebanon, Lehigh, Luzerne, Monroe, Montgomery, Northampton, Susquehanna and Wyoming Counties of Pennsylvania, Middlesex County of New Jersey and Broome County of New York.

Peoples Bank is a state-chartered bank and trust company under the jurisdiction of the Pennsylvania Department of Banking and Securities and the FDIC. Peoples Bank's primary product is loans to small and medium sized businesses. Other lending products include one-to-four family residential mortgages and consumer loans. Peoples Bank primarily funds its loans by offering checking accounts and money market accounts to commercial enterprises and individuals. Other deposit product offerings include certificates of deposits and various non-maturity deposit accounts.

The Company faces competition primarily from commercial banks, thrift institutions and credit unions within its Pennsylvania, New Jersey and New York market, many of which are substantially larger in terms of assets and capital. In addition, mutual funds and security brokers compete for various types of deposits, and consumer, mortgage, leasing and insurance companies compete for various types of loans and leases. Principal methods of competing for banking and permitted nonbanking services include price, nature of product, quality of service and convenience of location.

The Company and Peoples Bank are subject to regulations of certain federal and state regulatory agencies, including the Federal Reserve Board, the FDIC, and Pennsylvania Department of Banking and Securities, and undergo periodic examinations by such agencies.

Total assets, loans and deposits were $3.6 billion, $2.7 billion and $3.0 billion, respectively, at December 31, 2022. Total assets, loans and deposits grew 5.5 percent, 17.2 percent and 2.8 percent, respectively, compared to 2021 year-end balances.

The loan portfolio consisted of $2.3 billion of business loans, including commercial and commercial real estate loans, and $421.0 million in retail loans, including residential mortgage and consumer loans at December 31, 2022. Total investment securities were $569.0 million at December 31, 2022, including $477.7 million of investment securities classified as available-for sale and $91.2 million classified as held-to-maturity. Total deposits consisted of $772.8 million in noninterest-bearing deposits and $2.3 billion in interest-bearing deposits at December 31, 2022.

Stockholders' equity equaled $315.4 million, or $44.06 per share, at December 31, 2022, and $340.1 million, or $47.44 per share, at December 31, 2021. Our equity to asset ratio was 8.9 percent and 10.1 percent at those respective period ends. Dividends declared for the 2022 amounted to $1.58 per share representing 29.9 percent of net income.

Nonperforming assets equaled $4.1 million or 0.12 percent of total assets at December 31, 2022 compared to $5.0 million or 0.15 percent at December 31, 2021. The allowance for loan losses equaled $27.5 million or 1.01 percent of loans, net, at December 31, 2022, compared to $28.4 million or 1.22 percent at year-end 2021. Loans charged-off, net of recoveries equaled $0.5 million or 0.02 percent of average loans in 2022, compared to $0.7 million or 0.03 percent of average loans in 2021.

Investment Portfolio:

Primarily, our investment portfolio provides a source of liquidity needed to meet expected loan demand and generates a reasonable return in order to increase our profitability. Additionally, we utilize the investment portfolio to meet pledging requirements and reduce income taxes. At December 31, 2022, our portfolio included short-term U.S. Treasury and government agency securities, which provide a source of liquidity, mortgage-backed securities issued by U.S. government-sponsored agencies to provide income and intermediate-term, tax-exempt state and municipal obligations, which mitigate our tax burden.

Our investment portfolio is subject to various risk elements that may negatively impact our liquidity and profitability. The greatest risk element affecting our portfolio is market risk or interest rate risk ("IRR"). Understanding IRR, along with other inherent risks and their potential effects, is essential in effectively managing the investment portfolio.

Market risk or IRR relates to the inverse relationship between bond prices and market yields. It is defined as the risk that increases in general market interest rates will result in market value depreciation. A marked reduction in the value of the investment portfolio could subject us to liquidity strains and reduced earnings if we are unable or unwilling to sell these investments at a loss. Moreover, the inability to liquidate these assets could require us to seek alternative funding, which may further reduce profitability and expose us to greater risk in the future. In addition, since the majority of our investment portfolio is designated as available-for-sale and carried at estimated fair value, with net unrealized gains and losses reported as a separate component of stockholders' equity, market value depreciation could negatively impact our capital position.

The FOMC, in an attempt to curb inflation, increased the federal funds rate 425 basis points during 2022 to a targeted range of 4.25 percent to 4.50 percent. Our investment portfolio consists primarily of fixed-rate bonds. As a result, changes in the velocity and magnitude of future FOMC actions can significantly influence the fair value of our portfolio. Specifically, the parts of the yield curve most closely related to our investments include the 2-year and 10-year U.S.

Treasury security. The yield on the 2-year U.S. Treasury note affects the values of our U.S. Treasury and government agency securities, whereas the 10-year U.S. Treasury note influences the value of tax-exempt and taxable state and municipal obligations. The yield on the 2-year U.S. Treasury increased 368 basis points in 2022, ending at 441 basis points. The yield on the 10-year U.S. Treasury increased 237 basis points in 2022, ending at 388 basis points. Since bond prices move inversely to yields, we experienced a decrease in the aggregate fair value of our investment portfolio when comparing December 31, 2022 to December 31, 2021 due to higher market rates at year end 2022.

The net unrealized holding losses included in our available-for-sale investment portfolio were $66.3 million at December 31, 2022 compared to a loss of $1.8 million at December 31, 2021. We reported net unrealized holding loss, included as a separate component of stockholders' equity of $52.0 million, net of income taxes of $14.3 million, at December 31, 2022, and an unrealized holding loss of $1.4 million, net of income taxes of $0.4 million, at December 31, 2021. Further increases in interest rates could negatively impact the market value of our investments and our capital position. In order to monitor the potential effects a rise in interest rates could have on the value of our investments, we perform stress test modeling on the portfolio. Stress tests conducted on our portfolio at December 31, 2022, indicated that should general market rates increase immediately by 100, 200 or 300 basis points, we would anticipate declines of 4.5 percent, 8.9 percent and 13.2 percent in the market value of our available-for-sale portfolio.

Investment securities decreased $19.7 million, to $569.0 million at December 31, 2022, from $588.7 million at December 31, 2021. At December 31, 2022, the investment portfolio consisted of $477.7 million of investment securities classified as available-for-sale and $91.2 million classified as held-to-maturity. Security purchases totaled $138.7 million in 2022. Investment purchases in 2021 amounted to $358.6 million. Repayments of investment securities totaled $46.9 million in 2022 and $60.4 million in 2021.

During December of 2022, the Company sold $45.5 million of low-yielding, shorter duration U.S. Treasury securities and immediately re-deployed the proceeds by purchasing higher-yielding, longer duration mortgage-backed securities. The transaction resulted in a realized loss of $2.0 million with the expectation the loss would be earned back over the succeeding fifteen months from higher interest income. There were no sales of investments during 2021.

During February of 2023, the Company sold a pool of low-yielding tax-exempt municipal bonds and mortgage-backed securities that resulted in a realized gain of $0.1 million and utilized the proceeds to pay-down higher-costing overnight borrowings. We continually analyze the investment portfolio with respect to its exposure to various risk elements.

Residential and commercial mortgage backed securities totaled 37.5 percent of the portfolio at year-end 2022 compared to 30.8 percent at year-end 2021. Short-term bullet U.S. Treasury and U.S. government-sponsored enterprise securities comprised 34.6 percent of our total portfolio at year-end 2022 compared to 38.3 percent at the end of 2021. Tax-exempt municipal obligations decreased as a percentage of the total portfolio to 17.5 percent at year-end 2022 from 18.6 percent at the end of 2021. Taxable municipals decreased as a percentage of the total portfolio to 9.7 percent at year-end 2022 from 11.7 percent at the end of 2021.

The average life of the investment portfolio lengthened to 7.0 years at December 31, 2022 from 5.3 years at year end 2021, while the effective duration of the investment portfolio increased to 4.8 years at December 31, 2022 from 4.6 years at December 31, 2021.

There were no other-than-temporary impairments ("OTTI") recognized for the years ended December 31, 2022, 2021 and 2020. For additional information related to OTTI refer to Note 3 entitled "Investment securities" in the Notes to Consolidated Financial Statements to this Annual Report.

Investment securities averaged $648.6 million and equaled 20.1 percent of average earning assets in 2022, compared to $398.5 million and 13.9 percent of average earning assets in 2021. The tax-equivalent yield on the investment portfolio decreased 27 basis points to 1.67 percent in 2022 from 1.94 percent in 2021. The decrease in the tax-equivalent yield is due to cash flow from maturing and called bonds being reinvested at lower market rates coupled with lower yields on new purchases executed during the first three months of 2022.

At December 31, 2022 and 2021, there were no securities of any individual issuer, except for U.S. government agency mortgage-backed securities, that exceeded 10.0 percent of stockholders' equity.

The maturity distribution based on the carrying value and weighted-average, tax-equivalent yield of the investment debt security portfolio at December 31, 2022, is summarized as follows. The weighted-average yield, based on amortized cost, has been computed for tax-exempt state and municipals on a tax-equivalent basis using the prevailing federal statutory tax rate of 21.0 percent. The distributions are based on contractual maturity. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands, except percents)	Within one year		After one but within five years		After five but within ten years		After ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury securities	$	%	$ 155,956	0.99 %	$ 24,341	1.17 %	$	%	$ 180,297	1.01 %
U.S. government-sponsored enterprises	14,086	1.69	18	4.59	2,266	2.25			16,370	1.78
State and municipals:										
Taxable	975	5.55	7,302	2.69	29,282	2.04	17,799	2.04	55,358	2.16
Tax-exempt	540	4.26	5,066	2.90	24,551	2.05	69,487	2.39	99,644	2.34
Corporate debt securities					3,626	4.19			3,626	4.19
Residential mortgage-backed securities:										
U.S. government agencies	8	2.10	117	1.95			18,121	1.55	18,246	1.55
U.S. government-sponsored enterprises	95	2.21	501	2.39	4,486	3.02	178,675	2.45	183,757	2.47
Commercial mortgage-backed securities:										
U.S. government-sponsored enterprises			11,584	2.49					11,584	2.49
Total	$ 15,704	2.02 %	$ 180,544	1.21 %	$ 88,552	1.78 %	$ 284,082	2.35 %	$ 568,882	1.92 %

Loan Portfolio:

Economic factors and how they affect loan demand are of extreme importance to us and the overall banking industry, as lending is a primary business activity. Loans are the most significant component of earning assets and they generate the greatest amount of revenue for us. Similar to the investment portfolio, there are risks inherent in the loan portfolio that must be understood and considered in managing the lending function. These risks include IRR, credit concentrations and fluctuations in demand. Changes in economic conditions and interest rates affect these risks which influence loan demand, the composition of the loan portfolio and profitability of the lending function.

From a lending perspective, organic loan growth, excluding PPP loans, improved during 2022 resulting from our entrance into the Greater Pittsburgh market and Central New Jersey market with experienced market lenders, coupled with increased loan demand across all our legacy markets. We participated in the CARES Act, Paycheck Protection Program ("PPP"), a $350 billion specialized low-interest loan program funded by the U.S. Treasury Department and administered by the U.S. Small Business Administration ("SBA"). The PPP provides borrower guarantees for lenders, as well as loan forgiveness incentives for borrowers that utilize the loan proceeds to cover employee compensation related business operating costs. During 2020, we had approved 1,450 PPP loans totaling $217.5 million. Substantially all of the loans were made to existing customers, funded under the two year PPP loan program. PPP loan forgiveness commenced during the fourth quarter of 2020 and at December 31, 2022, 13 loans totaling $11.4 million remain outstanding and are expected to be forgiven during 2023. In addition, the Company participated in the 2021 second round of PPP lending and received approval by the SBA on 1,062 applications totaling $121.6 million. At December 31, 2022, 10 loans totaling

$10.9 million remain outstanding and are expected to be forgiven in 2023. The majority of the outstanding PPP loans are to one commercial relationship.

Overall, total loans increased $400.9 million or 17.2 percent in 2022 to $2.7 billion at December 31, 2022. Excluding PPP loans, loan growth totaled $447.5 million or 19.8 percent. Business loans, including commercial loans and commercial real estate loans, were $2.3 billion or 84.6 percent of total loans at December 31, 2022, and $2.0 billion or 84.0 percent at year-end 2021. Residential mortgages and consumer loans totaled $421.0 million or 15.4 percent of total loans at year-end 2022 and $372.5 million or 16.0 percent at year-end 2021. Total loan growth, excluding PPP loans, of $447.5 million was primarily attributable to increases in our commercial real estate portfolio which grew $366.3 million in 2022 due to continued success of our strategy to expand in larger markets with strong growth potential, and strong organic growth in our legacy markets. Our expansion strategy commenced during 2014 in the Lehigh Valley with a community banking office and team of dedicated lenders and has expanded with two additional branch offices and additional teams of experienced lenders and credit professionals. Growth is also due to our presence in the Greater Delaware Valley, first by opening a branch office in King of Prussia in 2016, and during 2020 with the opening of a branch in Doylestown and recruitment of two experienced lenders. Further growth was attained by our entrance into Central Pennsylvania with a branch office in Lebanon, staffed with a team of lending professionals during the middle of 2018. Our most recent expansion during the final six months of 2021 into the Greater Pittsburgh market with a new office and team of experienced lenders and entrance into Central New Jersey with an office in Piscataway, Middlesex County, and team of experienced lenders known in the market has exceeded projections and contributed to the strong loan growth in 2022. Based on the customer service oriented philosophy of our organization along with the commitment of these employees, we continue to be well received in these new markets as we are in our existing markets.

Residential mortgage loans increased $33.1 million during 2022 as low market rates in the beginning of the year resulted in an increase of refinance and purchase activity, prior to slowing down in the second half of the year as rates rose. Consumer loans increased $15.4 million during 2022 primarily due to our indirect automobile portfolio.

Loans averaged $2.5 billion in 2022, compared to $2.2 billion in 2021. Taxable loans averaged $2.3 billion, while tax-exempt loans averaged $0.2 billion in 2022. The loan portfolio continues to play the prominent role in our earning asset mix. As a percentage of earning assets, average loans equaled 78.0 percent in 2022, an increase from 77.2 percent in 2021.

The tax-equivalent yield on our loan portfolio increased 10 basis points to 4.04 percent in 2022 from 3.94 percent in 2021 due to higher yields on new loan originations, the repricing of floating and adjustable rate loans due to the increase in market rates beginning during the second quarter of 2022. PPP loans averaged $34.6 million in 2022 and resulted in a 1 basis point increase to the overall loan yield compared to average PPP loans of $147.0 million in 2021 and a 6 basis point increase. The yield on the loan portfolio may increase as repayments on loans are replaced with new originations at current market rates and floating and adjustable rate loans continue to reprice upward.

The maturity distribution and sensitivity information of the loan portfolio by major classification at December 31, 2022, is summarized as follows:

(Dollars in thousands)	Within one year	After one but within five years	After five but within fifteen years	After fifteen years	Total
Maturity schedule:					
Commercial	$ 171,468	$ 253,345	$ 27,232	$ 147,213	$ 599,258
Real estate:					
Commercial	280,993	878,232	488,243	62,359	1,709,827
Residential	65,893	164,504	85,595	14,736	330,728
Consumer	34,401	47,595	8,059	248	90,303
Total	$ 552,755	$ 1,343,676	$ 609,129	$ 224,556	$ 2,730,116
Predetermined interest rates	$ 277,544	$ 774,825	$ 243,096	$ 110,816	$ 1,406,281
Floating or adjustable interest rates	275,211	568,851	366,033	113,740	1,323,835
Total	$ 552,755	$ 1,343,676	$ 609,129	$ 224,556	$ 2,730,116

As previously mentioned, there are numerous risks inherent in the loan portfolio. We manage the portfolio by employing sound credit policies and utilizing various modeling techniques in order to limit the effects of such risks. In addition, we utilize private mortgage insurance ("PMI") and guaranteed SBA and Federal Home Loan Bank of Pittsburgh ("FHLB-Pgh") loan programs to mitigate credit risk in the loan portfolio.

In an attempt to limit IRR and liquidity strains, we continually examine the maturity distribution and interest rate sensitivity of the loan portfolio. Fixed-rate loans represented 51.5 percent of the loan portfolio at December 31, 2022, compared to floating or adjustable-rate loans at 48.5 percent.

Additionally, our secondary market mortgage banking program provides us with an additional source of liquidity and a means to limit our exposure to IRR. Through this program, we are able to competitively price conforming one-to-four family residential mortgage loans without taking on IRR which would result from retaining these long-term, low fixed-rate loans on our books. The loans originated are subsequently sold in the secondary market, with the sales price locked in at the time of commitment, thereby greatly reducing our exposure to IRR.

Loan concentrations are considered to exist when the total amount of loans to any one borrower, or a multiple number of borrowers engaged in similar business activities or having similar characteristics, exceeds 25.0 percent of capital outstanding in any one category. We provide deposit and loan products and other financial services to individual and corporate customers in our current market area. There are no significant concentrations of credit risk from any individual counterparty or groups of counterparties, except for geographic concentrations in our market area.

Credit risk is the principal risk associated with these instruments. Our involvement and exposure to credit loss in the event that the instruments are fully drawn upon and the customer defaults is represented by the contractual amounts of these instruments. In order to control credit risk associated with entering into commitments and issuing letters of credit, we employ the same credit quality and collateral policies in making commitments that we use in other lending activities. We evaluate each customer's creditworthiness on a case-by-case basis, and if deemed necessary, obtain collateral. The amount and nature of the collateral obtained is based on our credit evaluation.

Asset Quality:

We are committed to developing and maintaining sound, quality assets through our credit risk management policies and procedures. Credit risk is the risk to earnings or capital which arises from a borrower's failure to meet the terms of their loan obligations. We manage credit risk by diversifying the loan portfolio and applying policies and procedures designed to foster sound lending practices. These policies include certain standards that assist lenders in making judgments regarding the character, capacity, cash flow, capital structure and collateral of the borrower.

With regard to managing our exposure to credit risk in light of general devaluations in real estate values, we have established maximum loan-to-value ratios for commercial mortgage loans not to exceed 80.0 percent of the appraised value. With regard to residential mortgages, customers with loan-to-value ratios in excess of 80.0 percent are generally required to obtain Private Mortgage Insurance ("PMI"). PMI is used to protect us from loss in the event loan-to-value ratios exceed 80.0 percent and the customer defaults on the loan. Appraisals are performed by an independent appraiser engaged by us, not the customer, who is either state certified or state licensed depending upon collateral type and loan amount.

With respect to lending procedures, lenders and our credit underwriters must determine the borrower's ability to repay their loans based on prevailing and expected market conditions prior to requesting approval for the loan. The Bank's board of directors establishes and reviews, at least annually, the lending authority for certain senior officers, loan underwriters and branch personnel. Credit approvals beyond the scope of these individual authority levels are forwarded to a loan committee. This committee, comprised of certain members of senior management, review credits to monitor the quality of the loan portfolio through careful analysis of credit applications, adherence to credit policies and the examination of outstanding loans and delinquencies. These procedures assist in the early detection and timely follow-up of problem loans.

Credit risk is also managed by monthly internal reviews of individual credit relationships in our loan portfolio by credit administration and the asset quality committee. These reviews aid us in identifying deteriorating financial conditions of borrowers and allows us the opportunity to assist customers in remedying these situations.

Nonperforming assets consist of nonperforming loans and foreclosed assets. Nonperforming loans include nonaccrual loans, troubled debt restructured loans and accruing loans past due 90 days or more. For a discussion of our policy regarding nonperforming assets and the recognition of interest income on impaired loans, refer to the notes entitled, "Summary of significant accounting policies — Nonperforming assets," and "Loans, net and allowance for loan losses" in the Notes to Consolidated Financial Statements to this Annual Report which are incorporated in this item by reference.

Information concerning nonperforming assets for the past two years is summarized as follows. The table includes credits classified for regulatory purposes and all material credits that cause us to have serious doubts as to the borrower's ability to comply with present loan repayment terms.

(Dollars in thousands, except percents)	December 31, 2022	December 31, 2021
Nonaccrual loans	$ 2,035	$ 2,811
Troubled debt restructured loans (including nonaccrual TDR)	1,351	1,649
Accruing loans past due 90 days or more:	748	13
Total nonperforming loans	4,134	4,473
Foreclosed assets		488
Total nonperforming assets	$ 4,134	$ 4,961
Loans modified in a troubled debt restructuring (TDR):		
Performing TDR loans	$ 1,351	$ 1,649
Total TDR loans	$ 1,351	$ 1,649
Total loans held for investment	$ 2,730,116	$ 2,329,173
Allowance for loan losses	27,472	28,383
Allowance for loan losses as a percentage of loans held for investment	1.01 %	1.22 %
Allowance for loan losses as a percentage of nonaccrual loans	1349.98	1009.71
Nonaccrual loans as a percentage of loans held for investment	0.07	0.12
Nonperforming loans as a percentage of loans, net	0.15	0.19

We experienced improved asset quality during 2022 as evidenced by a decrease in nonperforming assets of $0.8 million or 16.7 percent when compared to year-end 2021. Additionally, our nonperforming assets as a percentage of total assets improved to 0.12 percent at December 31, 2022 from 0.15 percent at December 31, 2021, and our nonperforming loans as a percentage of loans, net improved to 0.15 percent from 0.19 percent at December 31, 2021. A reduction of $0.8 million to nonaccrual loans was the primary reason for the improvement. Loans on nonaccrual status, excluding troubled debt restructured nonaccrual loans, decreased $0.8 million and resulted in part from the sale of commercial and residential nonaccrual loans with a book value of $0.9 million. Restructured loans decreased $0.3 million when comparing December 31, 2022 and 2021, respectively, due to loan payoffs and pay downs. At December 31, 2022, there were no foreclosed properties as compared to three foreclosed properties at December 31, 2021 totaling $0.5 million. Loans past due ninety days and accruing increased $0.7 million and include five residential mortgages. For a further discussion of assets classified as nonperforming assets and potential problem loans, refer to the note entitled, "Loans, net and the allowance for loan losses," in the Notes to Consolidated Financial Statements to this Annual Report.

We maintain the allowance for loan losses at a level we believe adequate to absorb probable credit losses related to individually evaluated loans, as well as probable incurred losses inherent in the remainder of the loan portfolio as of the balance sheet date. The balance in the allowance for loan losses account is based on past events and current economic conditions. We employ the Federal Financial Institutions Examination Council ("FFIEC") Interagency Policy Statement, as amended, and GAAP in assessing the adequacy of the allowance account. Under GAAP, the adequacy of the allowance account is determined based on the provisions of FASB Accounting Standards Codification ("ASC") 310 for loans specifically identified to be individually evaluated for impairment and the requirements of FASB ASC 450, for large groups of smaller-balance homogeneous loans to be collectively evaluated for impairment.

We follow our systematic methodology in accordance with procedural discipline by applying it in the same manner regardless of whether the allowance is being determined at a high point or a low point in the economic cycle. Each quarter, our credit administration department identifies those loans to be individually evaluated for impairment and those to be collectively evaluated for impairment utilizing a standard criteria. We consistently use loss experience from the latest twelve quarters in determining the historical loss factor for each pool collectively evaluated for impairment. Qualitative factors are evaluated in the same manner each quarter and are adjusted within a relevant range of values based on current conditions to assure directional consistency of the allowance for loan loss account. Regulators, in reviewing the loan portfolio as part of the scope of a regulatory examination, may require us to increase our allowance for loan losses or take other actions that would require increases to our allowance for loan losses.

For a further discussion of our accounting policies for determining the amount of the allowance and a description of the systematic analysis and procedural discipline applied, refer to the note entitled, "Summary of significant accounting policies— Allowance for loan losses," in the Notes to Consolidated Financial Statements to this Annual Report.

The following table presents average loans and loan loss experience for the years indicated.

(Dollars in thousands, except percents)		2022		
		Average loans	Net Charge-offs (Recoveries)	Net Charge-offs (Recoveries) to Average Loans
Commercial	$	595,566 $	121	0.02 %
Real estate:				
Commercial		1,531,383	174	0.01
Residential		315,975	27	0.01
Consumer		79,726	140	0.18
Total	$	2,522,650 $	462	0.02 %

(Dollars in thousands, except percents)		2021		
		Average loans	Net Charge-offs (Recoveries)	Net Charge-offs (Recoveries) to Average Loans
Commercial	$	648,192 $	403	0.06 %
Real estate:				
Commercial		1,209,639	184	0.02
Residential		284,060	17	0.01
Consumer		78,686	107	0.14
Total	$	2,220,577 $	711	0.03 %

(Dollars in thousands, except percents)		2020		
		Average loans	Net Charge-offs (Recoveries)	Net Charge-offs (Recoveries) to Average Loans
Commercial	$	651,635 $	2,246	0.34 %
Real estate:				
Commercial		1,085,237	128	0.01
Residential		294,952	190	0.06
Consumer		91,252	169	0.02
Total	$	2,123,076 $	2,733	0.13 %

The allowance for loan losses decreased $0.9 million to $27.5 million at December 31, 2022, from $28.4 million at the end of 2021. The decrease resulted from a credit to the provision for loan losses of $0.4 million and net loans charged-off of $0.5 million. The release from the allowance for loan losses during the year ended December 31, 2022 was due to application of our allowance for loan losses methodology that included a decline in historical loss factors and overall improvement to the quality of our loan portfolio based on current conditions. The 2021 period includes the total charge-off of a fully allocated small-business line of credit originated in our Greater Delaware Valley market totaling $0.4 million. During 2020, $0.9 million was charged-off related to small-business lines of credit originated in our Greater Delaware Valley market offset by $0.2 million of recoveries.

The allowance for loan losses, as a percentage of loans, net of unearned income, was 1.01 percent at the end of 2022, 1.22 percent at the end of 2021, respectively. Excluding PPP loans that do not carry an allowance for losses due to a 100 percent government guarantee, the ratio equaled 1.01 percent at December 31, 2022.

Past due loans not satisfied through repossession, foreclosure or related actions are evaluated individually to determine if all or part of the outstanding balance should be charged against the allowance for loan losses account. Any subsequent recoveries are credited to the allowance account. Net loans charged-off decreased $0.2 million to $0.5 million in 2022 from $0.7 million in 2021. Net charge-offs, as a percentage of average loans outstanding, equaled 0.02 percent in 2022 and 0.03 percent in 2021.

The allocation of the allowance for loan losses for the past two years is summarized as follows:

(Dollars in thousands, except percents)	2022 Amount	%	2021 Amount	%
Specific:				
Commercial	$ 19	0.07 %	$ 40	0.01 %
Real Estate:				
Commercial			109	0.12
Residential	21	0.08	26	0.06
Consumer				
Total specific	40	0.15	175	0.19
Formula:				
Commercial	5,593	20.36	8,413	26.31
Real Estate:				
Commercial	17,915	65.20	15,819	57.56
Residential	3,051	11.11	3,183	12.72
Consumer	873	3.18	793	3.22
Total formula	27,432	99.85	28,208	99.81
Total allowance	$ 27,472	100.00 %	$ 28,383	100.00 %

The allowance for loan losses account decreased $0.9 million to $27.5 million at December 31, 2022, compared to $28.4 million at December 31, 2021. The specific portion of the allowance for impairment of loans individually evaluated under FASB ASC 310 decreased $135 thousand to $40 thousand at December 31, 2022, from $175 thousand at December 31, 2021 and the portion of the allowance for loans collectively evaluated for impairment under FASB ASC 450, decreased $776 thousand to $27.4 million at December 31, 2022, from $28.2 million at December 31, 2021. The decrease in the specific portion of the allowance was a result of a decrease in measured impairment for collateral dependent loans, improved credit quality and a decrease to non-performing loans of $0.3 million. The decrease in the collectively evaluated portion was primarily the result of the roll-off of historical losses within our commercial loan portfolio, improved credit quality and a decrease of non-performing loans.

The coverage ratio, the allowance for loan losses, as a percentage of nonperforming loans, is an industry ratio used to test the ability of the allowance account to absorb potential losses arising from nonperforming loans. The coverage ratio was 664.5 percent at December 31, 2022 and 634.5 percent at December 31, 2021. We believe that our allowance was adequate to absorb probable credit losses at December 31, 2022.

Deposits:

Our deposit base is the primary source of funds to support our operations. We offer a variety of deposit products to meet the needs of our individual and commercial customers. Total deposits grew $83.2 million or 2.8 percent to $3.0 billion at the end of 2022. The increase in deposits is due to organic growth of customer relationships throughout all our markets and inflows of municipal deposits. Total deposits include $23.1 million of brokered certificates of deposit. Noninterest-bearing deposits grew $35.0 million or 4.8 percent while interest-bearing deposits increased $48.2 million or 2.2 percent in 2022. Noninterest-bearing deposits represented 25.4 percent of total deposits while interest-bearing deposits accounted for 74.6 percent of total deposits at December 31, 2022. Comparatively, noninterest-bearing deposits and interest-bearing deposits represented 24.9 percent and 75.1 percent of total deposits at year end 2021.

With regard to noninterest-bearing deposits, personal checking accounts increased $16.9 million or 5.1 percent, while commercial checking accounts increased $18.0 million or 4.4 percent. The increase in noninterest-bearing deposits is essential in attempting to keep our overall cost of funds low given the pressure on our net interest margin from the increase in short-term market rates.

With regard to interest-bearing deposits, interest-bearing transaction accounts, which include money market accounts and NOW accounts, and savings accounts, increased $50.8 million in 2022. Commercial interest-bearing transaction accounts increased $29.4 million, while personal interest-bearing transaction accounts increased $21.4 million. Savings accounts increased $32.1 million during 2022 as customers keep a portion of their balances in safe liquid accounts. The strong growth in our non-maturity deposits was due to continuing our strategic initiative to grow our public fund deposits and continued organic growth in all our markets.

Total time deposits decreased $2.6 million to $291.9 million at December 31, 2022 from $294.5 million at December 31, 2021. The decrease was due to depositors shifting funds to more liquid accounts and the redemption of a few large municipal accounts.

The average amount of, and the rate paid on, the major classifications of deposits for the past three years are summarized as follows:

| | 2022 | | 2021 | | 2020 | |
| | Average Balance | Average Rate | Average Balance | Average Rate | Average Balance | Average Rate |
(Dollars in thousands, except percents)						
Interest-bearing:						
Money market accounts	$ 624,528	0.80 %	$ 549,169	0.36 %	$ 432,621	0.81 %
NOW accounts	791,653	0.57	666,885	0.33	470,701	0.58
Savings accounts	520,770	0.10	468,851	0.08	404,628	0.12
Time deposits	290,799	0.92	301,024	0.92	355,030	1.40
Total interest-bearing	2,227,750	0.57 %	1,985,929	0.37 %	1,662,980	0.71 %
Noninterest-bearing	753,399		684,527		555,459	
Total deposits	$ 2,981,149		$ 2,670,456		$ 2,218,439	

Total deposits averaged $3.0 billion in 2022 and $2.7 billion in 2021, increasing $310.7 million or 11.6 percent comparing 2022 to 2021. Average noninterest-bearing deposits increased $68.9 million, while average interest-bearing accounts grew $241.8 million. Average interest-bearing transaction deposits, including money market and NOW, and savings accounts, increased $252.0 million while average total time deposits decreased $10.2 million when comparing 2022 and 2021.

Our cost of interest-bearing deposits increased to 0.57 percent in 2022. Specifically, the cost of money market accounts increased 44 basis points to 0.80 percent from 0.36 percent and NOW accounts increased 24 basis points to 0.57 percent. The increases in the cost of our interest-bearing deposits is due to the FOMC rate increases as rate-sensitive customers require higher rates on their deposits along with competitive pressure for deposits. We expect our cost of funds to continue to rise in 2023 as the FOMC raises rates.

Volatile deposits, time deposits $100 or more, averaged $163.0 million in 2022, a decrease of $9.7 million or 5.6 percent from $172.7 million in 2021. Our average cost of these funds increased 6 basis points to 0.84 percent in 2022, from 0.78 percent in 2021. This type of funding is susceptible to withdrawal by the depositor as they are particularly price sensitive and are therefore not considered to be a strong source of liquidity.

At December 31, 2022 and 2021, the Company had $1.2 billion in uninsured deposits in excess of the FDIC insurance limit of $250,000.

At December 31, 2022 and 2021, the Company had $92.7 million and $88.3 million, respectively, in time deposits in excess of $250,000 maturing as disclosed in the table below. Brokered deposits in the amount of $23.6 million at December 31, 2022 and $12.5 million at December 31, 2021 are not included in time deposits more than $250,000.

(Dollars in thousands)	2022	2021
Within three months	$ 13,695	$ 29,579
After three months but within six months	21,395	25,453
After six months but within twelve months	27,346	19,462
After twelve months	30,295	13,801
Total	$ 92,731	$ 88,295

In addition to deposit gathering, we have a secondary source of liquidity through existing credit arrangements with the FHLB-Pgh. At December 31, 2022, we had outstanding overnight borrowings at the FHLB of $100.4 million and expect utilization of the credit facility during 2023, the extent determined by deposit activity and loan growth. For a further discussion of our borrowings and their terms, refer to the notes entitled, "Short-term borrowings" and "Long-term debt," in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

Subordinated Debt:

On June 1, 2020, the Company sold $33.0 million aggregate principal amount of Subordinated Notes due 2030 (the "2020 Notes") to accredited investors. The 2020 Notes are treated as Tier 2 capital for regulatory capital purposes.

The 2020 Notes bear interest at a rate of 5.375 percent per year for the first five years and then float based on a benchmark rate (as defined), provided that the interest rate applicable to the outstanding principal balance during the period the 2020 Notes are floating will at no time be less the 4.75 percent. Interest is payable semi-annually in arrears on June 1 and December 1 of each year for the first five years after issuance and will be payable quarterly in arrears thereafter on March 1, June 1, September 1, and December 1. The 2020 Notes mature on June 1, 2030 and are redeemable in whole or in part, without premium or penalty, at any time on or after June 1, 2025 and prior to June 1, 2030. Additionally, if all or any portion of the 2020 Notes cease to be deemed Tier 2 Capital, the Company may redeem, in whole and not in part, at any time upon giving not less than ten days' notice, an amount equal to one hundred percent (100 percent) of the principal amount outstanding plus accrued but unpaid interest to but excluding the date fixed for redemption.

Holders of the 2020 Notes may not accelerate the maturity of the 2020 Notes, except upon the bankruptcy, insolvency, liquidation, receivership or similar proceeding by or against the Company.

Market Risk Sensitivity:

Market risk is the risk to our earnings and/or financial position resulting from adverse changes in market rates or prices, such as interest rates, foreign exchange rates or equity prices. Our exposure to market risk is primarily IRR associated with our lending, investing and deposit gathering activities. During the normal course of business, we are not exposed to foreign exchange risk or commodity price risk. Our exposure to IRR can be explained as the potential for change in our reported earnings and/or the market value of our net worth. Variations in interest rates affect the underlying economic value of our assets, liabilities and off-balance sheet items. These changes arise because the present value of future cash flows, and often the cash flows themselves, change with interest rates. The effects of the changes in these present values reflect the change in our underlying economic value, and provide a basis for the expected change in future earnings related to interest rates. Interest rate changes affect earnings by changing net interest income and the level of other interest-sensitive income and operating expenses. IRR is inherent in the role of banks as financial intermediaries. However, a bank with a high degree of IRR may experience lower earnings, impaired liquidity and capital positions, and most likely, a greater risk of insolvency. Therefore, banks must carefully evaluate IRR to promote safety and soundness in their activities.

Market interest rates have risen rapidly during 2022 from historic lows as the FOMC has raised the federal funds rates seven times for 425 basis points through December 31, 2022. Market expectations are that the FOMC will continue to raise rates with an additional 25 basis point increase announced February 1, 2023. It has become challenging to manage IRR. Due to these factors, IRR and effectively managing it are very important to both bank management and regulators.

Bank regulations require us to develop and maintain an IRR management program, overseen by our board of directors and senior management that involves a comprehensive risk management process in order to effectively identify, measure, monitor and control risk. The FFIEC through its advisory guidance reiterates the importance of effective corporate governance, policies and procedures, risk measuring and monitoring systems, stress testing and internal controls related to the IRR exposure of depository institutions. According to the advisory, the bank regulators believe that the current financial market and economic conditions present significant risk management challenges to all financial institutions. Although the bank regulators recognize that some degree of IRR is inherent in banking, they expect institutions to have sound risk management practices in place to measure, monitor and control IRR exposure. The advisory states that the adequacy and effectiveness of an institution's IRR management process and the level of IRR exposure are critical factors in the bank regulators' evaluation of an institution's sensitivity to changes in interest rates and capital adequacy. Material weaknesses in risk management processes or high levels of IRR exposure relative to capital will require corrective action. We believe our risk management practices with regard to IRR were suitable and adequate given the level of IRR exposure at December 31, 2022.

The Asset/Liability Committee ("ALCO"), comprised of members of our bank's board of directors, senior management and other appropriate officers, oversees our IRR management program. Specifically, ALCO analyzes economic data and market interest rate trends, as well as competitive pressures, and utilizes several computerized modeling techniques to reveal potential exposure to IRR. This allows us to monitor and attempt to control the influence these factors may have on our rate sensitive assets ("RSA"), rate sensitive liabilities ("RSL") and overall operating results and financial position.

With respect to evaluating our exposure to IRR on earnings, we utilize a gap analysis model that considers repricing frequencies of RSA and RSL. Gap analysis attempts to measure our interest rate exposure by calculating the net amount of RSA and RSL that reprice within specific time intervals. A positive gap occurs when the amount of RSA repricing in a specific period is greater than the amount of RSL repricing within that same time frame and is indicated by a RSA/RSL ratio greater than 1.0. A negative gap occurs when the amount of RSL repricing is greater than the amount of RSA and is indicated by a RSA/RSL ratio less than 1.0. A positive gap implies that earnings will be impacted favorably if interest rates rise and adversely if interest rates fall during the period. A negative gap tends to indicate that earnings will be affected inversely to interest rate changes.

Our interest rate sensitivity gap position, illustrating RSA and RSL at their related carrying values, is summarized as follows. The distributions in the table are based on a combination of maturities, call provisions, repricing frequencies and prepayment patterns. Adjustable-rate assets and liabilities are distributed based on the repricing frequency of the instrument. Mortgage instruments are distributed in accordance with estimated cash flows, assuming there is no change in the current interest rate environment.

(Dollars in thousands, except ratios)	Due within three months	Due after three months but within twelve months	Due after one year but within five years	Due after five years	Total
Rate-sensitive assets:					
Interest-bearing deposits in other banks	$ 193	$	$	$	$ 193
Federal funds sold					
Investment securities	6,992	29,263	276,821	255,916	568,992
Total loans	630,112	343,745	1,282,365	446,422	2,702,644
Loans held for sale					
Total rate-sensitive assets	$ 637,297	$ 373,008	$ 1,559,186	$ 702,338	$ 3,271,829
Rate-sensitive liabilities:					
Money market accounts	$ 685,323	$	$	$	$ 685,323
NOW accounts	476,406			296,306	772,712
Savings accounts				523,931	523,931
Time deposits less than $100 thousand	26,420	53,444	37,330	5,374	122,568
Time deposits $100 thousand or more	27,324	89,827	50,151	1,997	169,299
Short-term borrowings	114,930				114,930
Long-term debt	555				555
Subordinated debt			33,000		33,000
Total rate-sensitive liabilities	$ 1,330,958	$ 143,271	$ 120,481	$ 827,608	$ 2,422,318
Rate-sensitivity gap:					
Period	$ (693,661)	$ 229,737	$ 1,438,705	$ (125,270)	849,511
Cumulative	$ (693,661)	$ (463,924)	$ 974,781	$ 849,511	
RSA/RSL ratio:					
Period	0.48	2.60	12.94	0.85	
Cumulative	0.48	0.69	1.61	1.35	1.35

At December 31, 2022, we had cumulative one-year RSA/RSL ratio of 0.69, a positive gap. At December 31, 2021, we had cumulative one-year RSA/RSL of 1.16, a positive gap. As previously mentioned, a positive gap indicates that if interest rates increase, our earnings would likely be favorably impacted. The overall focus of ALCO is to maintain a well-balanced IRR position in order to safeguard future earnings during historical low-rate environment and from potential risk to falling interest rates. During the first six months of 2022, ALCO took steps to reduce our positive gap position and guard against rates unchanged or down through the origination of fixed rate loans and the investment in longer term, fixed rate investment securities. However, as interest rates moved higher due to the FOMC's attempt to curb inflation, ALCO focused on funding costs and asset yields.

ALCO will continue to focus efforts on strategies in 2023 to improve asset yields and control funding costs to mitigate expected net interest income compression in an attempt to maintain a positive gap position between RSA and RSL. However, these forward-looking statements are qualified in the aforementioned section entitled "Forward-Looking Discussion" in this Management's Discussion and Analysis.

The change in our cumulative one-year ratio from the previous year-end resulted from a $319.6 million or 24.0 percent decrease in RSA offset by a $324.2 million or 28.2 percent increase in RSL maturing or repricing within one year. The decrease in RSA resulted primarily from a $242.4 million decrease in federal funds sold, resulting from an increase in commercial lending.

With respect to the $324.2 million increase in RSL maturing or repricing within a twelve month time horizon, non-maturity deposits increased $210.1 million due to customers seeking liquid accounts and saving at a higher percentage due to the economic uncertainty of the pandemic. In addition short-term borrowings increased $114.9 million in part to fund loan growth.

Static gap analysis, although a credible measuring tool, does not fully illustrate the impact of interest rate changes on future earnings. First, market rate changes normally do not equally or simultaneously affect all categories of assets and liabilities. Second, assets and liabilities that can contractually reprice within the same period may not do so at the same time or to the same magnitude. Third, the interest rate sensitivity table presents a one-day position and variations occur daily as we adjust our rate sensitivity throughout the year. Finally, assumptions must be made in constructing such a table. For example, the conservative nature of our Asset/Liability Management Policy assigns personal NOW accounts to the "Due after three months but within twelve months" repricing interval. In reality, these accounts may reprice less frequently and in different magnitudes than changes in general market interest rate levels.

We utilize a simulation model to address the failure of the static gap model to address the dynamic changes in the balance sheet composition or prevailing interest rates and to enhance our asset/liability management. This model creates pro forma net interest income scenarios under various interest rate shocks. Given instantaneous and parallel shifts in general market rates of plus 100 basis points, our projected net interest income for the 12 months ending December 31, 2023, would decrease 2.8 percent from model results using current interest rates.

We will continue to monitor our IRR position in 2023 and anticipate employing deposit and loan pricing strategies and directing the reinvestment of loan and investment payments and prepayments in order to maintain our target IRR position.

Financial institutions are affected differently by inflation than commercial and industrial companies that have significant investments in fixed assets and inventories. Most of our assets are monetary in nature and change correspondingly with variations in the inflation rate. It is difficult to precisely measure the impact inflation has on us, however, we believe that our exposure to inflation can be mitigated through our asset/liability management program.

Liquidity:

Liquidity management is essential to our continuing operations as it gives us the ability to meet our financial obligations as they come due, as well as to take advantage of new business opportunities as they arise. Our financial obligations include, but are not limited to, the following:

- Funding new and existing loan commitments;

- Payment of deposits on demand or at their contractual maturity;

- Repayment of borrowings as they mature;

- Payment of lease obligations; and

- Payment of operating expenses.

Our liquidity position is impacted by several factors which include, among others, loan origination volumes, loan and investment maturity structure and cash flows, demand for core deposits and certificate of deposit maturity structure and retention. We manage these liquidity risks daily, thus enabling us to monitor fluctuations in our position and to adapt our position according to market influence and balance sheet trends. We also forecast future liquidity needs and develop strategies to ensure adequate liquidity at all times.

Historically, core deposits have been our primary source of liquidity because of their stability and lower cost, in general, than other types of funding. Providing additional sources of funds are loan and investment payments and prepayments and the ability to sell both available-for-sale securities and mortgage loans held for sale. As a final source of liquidity, we have available borrowing arrangements with various financial intermediaries, including the FHLB-Pgh. At December 31, 2022, our maximum borrowing capacity with the FHLB-Pgh was $1.2 billion of which $101.0 million was outstanding in borrowings and $388.8 million outstanding in the form of irrevocable standby letters of credit. We believe our liquidity is adequate to meet both present and future financial obligations and commitments on a timely basis.

We maintain a contingency funding plan to address liquidity in the event of a funding crisis. Examples of some of the causes of a liquidity crisis include, among others, natural disasters, pandemics, war, events causing reputational harm and severe and prolonged asset quality problems. The plan recognizes the need to provide alternative funding sources in times of crisis that go beyond our core deposit base. As a result, we have created a funding program that ensures the availability of various alternative wholesale funding sources that can be used whenever appropriate. Identified alternative funding sources include:

- FHLB-Pgh liquidity contingency line of credit;

- Federal Reserve discount window;

- Internet certificates of deposit;

- Brokered deposits;

- Institutional Deposit Corporation deposits;

- Repurchase agreements; and

- Federal funds purchased.

To further supplement our borrowing capacity, we also maintain a borrower-in-custody of collateral arrangement at the Federal Reserve that enables us to pledge certain loans, not being used as collateral at the FHLB-Pgh, as collateral for borrowings at the Federal Reserve. At December 31, 2022 our borrowing capacity at the Federal Reserve related to this program was $232.2 million and there were no amounts outstanding.

We employ a number of analytical techniques in assessing the adequacy of our liquidity position. One such technique is the use of ratio analysis to illustrate our reliance on noncore funds to fund our investments and loans maturing after 2022. At December 31, 2022, our noncore funds consisted of time deposits in denominations of $100 thousand or more, short-term borrowings, and long-term and subordinated debt. Large denomination time deposits are particularly not considered to be a strong source of liquidity since they are very interest rate sensitive and are considered to be highly volatile. At December 31, 2022, our net noncore funding dependence ratio, the difference between noncore funds and short-term investments to long-term assets, was 9.6 percent. Our net short-term noncore funding dependence ratio, noncore funds maturing within one year, less short-term investments to long-term assets equaled 8.5 percent. Comparatively, our ratios equaled negative 3.0 percent and negative 5.6 percent at the end of 2021, which indicates a significant increase in our reliance on noncore funds in 2022. Our basic liquidity surplus ratio, defined as liquid assets less short-term potentially volatile liabilities as a percentage of total assets, decreased to 6.5 percent at December 31, 2022, from 14.6 percent at December 31, 2021 as our funding of loan demand outpaced our core deposit growth. We anticipate similar circumstances in the coming year and are implementing competitive pricing strategies on deposits and are exploring alternative funding to ensure adequate liquidity to support future growth.

The Consolidated Statements of Cash Flows present the change in cash and cash equivalents from operating, investing and financing activities. Cash and cash equivalents consist of cash on hand, cash items in the process of collection, noninterest-bearing and interest-bearing deposits with other banks and federal funds sold. Cash and cash equivalents decreased $242.1 million for the year ended December 31, 2022, primarily due to loan growth outpacing deposit growth. For the year ended December 31, 2021, cash and cash equivalents increased $51.7 million.

Operating activities provided net cash of $42.4 million in 2022 and $40.8 million in 2021. Net income, adjusted for the effects of noncash expenses such as depreciation, amortization and accretion of tangible and intangible assets and investment securities, and the provision for loan losses, is the primary source of funds from operations.

Net cash provided by financing activities equaled $183.4 million in 2022. Net cash provided by financing activities was $451.1 million in 2021. Deposit gathering, which is our predominant financing activity, increased in both 2022 and 2021 and provided a net cash inflow in 2022 of $83.2 million and $526.3 million in 2021. Short-term borrowings increased net cash by $114.9 million in 2022 and decreased cash by $50.0 million in 2021. Inflows in 2022 were also partially offset by a $2.1 million net decrease due to payments made to our long-term debt as well as cash dividends paid of $11.3 million and the retirement of common stock of $1.3 million. In 2021, deposit gathering was partially offset by a decrease in short term borrowings of $50.0 million, a $12.1 million net decrease in long-term debt, and cash dividends paid of $10.8 million.

Our primary investing activities involve transactions related to our investment and loan portfolios. Net cash used in investing activities totaled $467.8 million and $440.1 million in 2022 and 2021, respectively. Net cash used in lending activities was $402.7 million in 2022, an increase from $152.0 million in 2021. Activities related to our investment portfolio used net cash of $48.3 million in 2022 and used net cash of $298.2 million in 2021.

We anticipate a more challenging environment faced by financial institutions in maintaining strong liquidity positions in 2023. Our continued growth in our expansion markets coupled with our mature markets is expected to continue to produce loan demand throughout 2023. We expect to fund such demand through deposit gathering initiatives, payments and prepayments on loans and investments and advances from the FHLB. However, we cannot predict the economic climate or the savings habits of consumers. Should economic conditions decline, deposit gathering may be negatively impacted. Regardless of economic conditions and stock market fluctuations, we believe that through constant monitoring and adherence to our liquidity plan, we will have the means to provide adequate cash to fund our normal operations in 2023.

Cash Requirements:

The Company has cash requirements for various financial obligations, including contractual obligations and commitments that require cash payments. The most significant contractual obligation, in both the under and over one-year time period, is for the Bank to repay time deposits. The Company anticipates meeting these obligations by utilizing on-balance sheet liquidity and continuing to provide convenient depository and cash management services through its branch network, thereby replacing these contractual obligations with similar fund sources at rates that are competitive in our market. The Company may also use borrowings and brokered deposits to meet its obligations.

Commitments to extend credit are the Company's most significant commitment in both the under and over one-year time periods. These commitments do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon.

Capital Adequacy:

We believe a strong capital position is essential to our continued growth and profitability. We strive to maintain a relatively high level of capital to provide our depositors and stockholders with a margin of safety. In addition, a strong capital base allows us to take advantage of profitable opportunities, support future growth and provide protection against any unforeseen losses.

Our ALCO reviews our capital position, generally, quarterly. As part of its review, the ALCO considers: (i) the current and expected capital requirements, including the maintenance of capital ratios in excess of minimum regulatory guidelines; (ii) potential changes in the market value of our securities due to interest rates changes and effect on capital;

(iii) projected organic and inorganic asset growth; (iv) the anticipated level of net earnings and capital position, taking into account the projected asset/liability position and exposure to changes in interest rates; (v) significant deteriorations in asset quality; and (vi) the source and timing of additional funds to fulfill future capital requirements.

Based on the recent regulatory emphasis placed on banks to assure capital adequacy, our board of directors annually reviews and approves a capital plan. Among other specific objectives, this comprehensive plan: (i) attempts to ensure that we and Peoples Bank remain well capitalized under the regulatory framework for prompt corrective action; (ii) evaluates our capital adequacy exposure through a comprehensive risk assessment; (iii) incorporates periodic stress testing in accordance with the Federal Reserve Board's Supervisory Capital Assessment Program ("SCAP"); (iv) establishes event triggers and action plans to ensure capital adequacy; and (v) identifies realistic and readily available alternative sources for augmenting capital if higher capital levels are required.

Bank regulatory agencies consider capital to be a significant factor in ensuring the safety of a depositor's accounts. These agencies have adopted minimum capital adequacy requirements that include mandatory and discretionary supervisory actions for noncompliance. Our and Peoples Bank's risk-based capital ratios are strong and have consistently exceeded the minimum regulatory capital ratios required for adequately capitalized institutions. Our ratio of Tier 1 capital to risk-weighted assets and off-balance sheet items was 11.1 percent and 12.3 percent at December 31, 2022 and 2021, respectively. Our Total capital ratio was 12.1 percent and 13.6 percent at December 31, 2022 and 2021, respectively. Our and Peoples Bank's common equity Tier I capital to risk-weighted assets ratios were 11.1 percent and 12.3 percent at December 31, 2022 and 12.3 percent and 13.8 percent at December 31, 2021. Our Leverage ratio, which equaled 9.0 percent at December 31, 2022 and 9.2 percent at December 31, 2021, exceeded the minimum of 4.0 percent for capital adequacy purposes. Peoples Bank reported Tier 1 capital, Total capital and Leverage ratios of 12.2 percent, 13.3 percent and 9.7 percent at December 31, 2022, and 13.8 percent, 15.0 percent and 9.6 percent at December 31, 2021. Based on the most recent notification from the FDIC, Peoples Bank was categorized as well capitalized at December 31, 2022. There are no conditions or events since this notification that we believe have changed Peoples Bank's category. For a further discussion of these risk-based capital standards and supervisory actions for noncompliance, refer to the note entitled, "Regulatory matters," in the Notes to Consolidated Financial Statements to this Annual Report.

Stockholders' equity was $315.4 million or $44.06 per share at December 31, 2022, and $340.1 million or $47.44 per share at December 31, 2021. The $24.7 million decline in shareholders equity in 2022 was due to an increase in accumulated other comprehensive loss resulting from an increase to the unrealized loss of available for sale securities and dividends paid to shareholders, partially offset by net income.

We declared dividends of $1.58 per share in 2022, $1.50 per share in 2021, and $1.44 per share in 2020. The dividend payout ratio, dividends declared as a percent of net income, equaled 29.9 percent in 2022, 24.9 percent in 2021 and 35.8 percent in 2020. Our board of directors intends to continue paying cash dividends in the future and has declared a cash dividend in the first quarter of 2023 of $0.41 per share. Our ability to declare and pay dividends in the future is based on our operating results, financial and economic conditions, capital and growth objectives, dividend restrictions and other relevant factors. We rely on dividends received from our subsidiary, Peoples Bank, for payment of dividends to stockholders. Peoples Bank's ability to pay dividends is subject to federal and state regulations. For a further discussion on our ability to declare and pay dividends in the future and dividend restrictions, refer to the note entitled, "Regulatory matters," in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

Since 2014, our Board of Directors has adopted various common stock repurchase plans whereby we were authorized to repurchase shares of our outstanding common stock through open market purchases. During 2022 we repurchased and retired 27,733 shares for $1.3 million under the then current plan. We purchased and retired 54,285 shares for $2.4 million during 2021 and purchased and retired 181,417 shares for $6.9 million during 2020.

Review of Financial Performance:

Net income for the twelve months ended December 31, 2022, totaled $38.1 million or $5.28 per diluted share, a 12.5 percent decrease when compared to $43.5 million or $6.02 per diluted share for the comparable period of 2021. The decrease in earnings for 2022 is a result of lower non-interest income due to a $2.0 million pre-tax loss on the sale of available for sale securities in the current period and a pre-tax gain of $12.2 million from the sale of Visa Class B shares in 2021, combined with higher non-interest expenses. Higher net interest income and a lower provision for loan losses partially offset the declines. ROAA was 1.12 percent and ROE was 11.86 percent for the year ended December 31, 2022.

Tax-equivalent net interest income, a non-GAAP measure, was $97.7 million in 2022 and $86.1 million in 2021. Our net interest margin equaled 3.02 percent in 2022 and 2.99 percent in 2021. Noninterest income, totaled $11.9 million 2022 and $25.6 million in 2021, which included the pre-tax gain of $12.2 million from the sale of Visa Class B shares. Noninterest expense was $62.7 million for the year ended December 31, 2022 compared to $55.0 million for the year ended December 31, 2021. Our productivity is measured by the operating efficiency ratio, a non-GAAP measure, defined as noninterest expense less amortization of intangible assets divided by the total of tax-equivalent net interest income and noninterest income. Our operating efficiency ratio was 55.9 percent in 2022 and 54.7 percent in 2021.

Visa Class B Common Stock Sale:

On October 8, 2021, Peoples Bank agreed to sell 44,982 shares of the Class B common stock of Visa Inc. for a purchase price of $12.2 million. The shares had no carrying value on the Bank's balance sheet and, as the Bank had no historical cost basis in the shares, the entire purchase was realized as a pretax gain. The transaction had a positive impact on the Bank's regulatory capital, which is being used for capital management and to support the Company's organic growth.

The Bank received 73,333 Class B shares of Visa Inc. as part of its membership interest in March 2008, and 28,351 shares were redeemed in connection with Visa's initial public offering in 2008. The sale of the remaining 44,982 Class B shares settled in October, 2021 and was included in our 2021 fourth-quarter and year-end results as an after-tax gain of $9.6 million.

Non-GAAP Financial Measures:

The following are non-GAAP financial measures, which provide useful insight to the reader of the consolidated financial statements, but should be supplemental to GAAP used to prepare Peoples' financial statements and should not be read in isolation or relied upon as a substitute for GAAP measures. In addition, Peoples' non-GAAP measures may not be comparable to non-GAAP measures of other companies. The tax rate used to calculate the fully-taxable equivalent ("FTE") adjustment was 21 percent for 2022, 2021, and 2020.

The following table reconciles the non-GAAP financial measures of FTE net interest income for the years ended 2022, 2021 and 2020:

(Dollars in thousands)	2022	2021	2020
Interest income (GAAP)	$ 111,334	$ 94,057	$ 94,125
Adjustment to FTE	1,901	1,512	1,306
Interest income adjusted to FTE (non-GAAP)	113,235	95,569	95,431
Interest expense	15,585	9,422	14,324
Net interest income adjusted to FTE (non-GAAP)	$ 97,650	$ 86,147	$ 81,107

The efficiency ratio is noninterest expenses, less amortization of intangible assets, as a percentage of FTE net interest income plus noninterest income less gains and/or losses on debt security sales and gains on sale of assets. The following table reconciles the non-GAAP financial measures of the efficiency ratio to GAAP for the years ended 2022, 2021, and 2020:

(Dollars in thousands, except percents)	2022	2021	2020
Efficiency ratio (non-GAAP):			
Noninterest expense (GAAP)	$ 62,677	$ 55,004	$ 54,868
Less: amortization of intangible assets expense	363	491	606
Noninterest expense adjusted for amortization of assets expense (non-GAAP)	62,314	54,513	54,262
Net interest income (GAAP)	95,749	84,635	79,801
Plus: taxable equivalent adjustment	1,901	1,512	1,306
Noninterest income (GAAP)	11,845	25,636	16,642
Less: net (losses) gains on equity securities	(31)	2	
Less: net (losses) gains on sale of available for sale securities	(1,976)		918
Less: gain on sale of Visa Class B shares		12,153	
Net interest income (FTE) plus noninterest income (non-GAAP)	$ 111,502	$ 99,628	$ 96,831
Efficiency ratio (non-GAAP)	55.9 %	54.7 %	59.6 %

Net Interest Income:

Net interest income is the fundamental source of earnings for commercial banks. Moreover, fluctuations in the level of net interest income can have the greatest impact on net profits. Net interest income is defined as the difference between interest revenue, interest and fees earned on interest-earning assets, and interest expense, the cost of interest-bearing liabilities supporting those assets. The primary sources of earning assets are loans and investment securities, while interest-bearing deposits and borrowings comprise interest-bearing liabilities. Net interest income is impacted by:

- Variations in the volume, rate and composition of earning assets and interest-bearing liabilities;

- Changes in general market interest rates; and

- The level of nonperforming assets.

Changes in net interest income are measured by the net interest spread and net interest margin. Net interest spread, the difference between the average yield earned on earning assets and the average rate incurred on interest-bearing liabilities, illustrates the effects changing interest rates have on profitability. Net interest margin, net interest income as a percentage of average earning assets, is a more comprehensive ratio, as it reflects not only the spread, but also the change in the composition of interest-earning assets and interest-bearing liabilities. Tax-exempt loans and investments carry pretax yields lower than their taxable counterparts. Therefore, in order to make the net interest margin analysis more comparable, tax-exempt income and yields are reported in this analysis on a tax-equivalent basis using the prevailing federal statutory tax rate.

Similar to all banks, we consider the maintenance of an adequate net interest margin to be of primary concern. The current economic environment has been changing rapidly for most of the current year with steadily rising interest rates. This is in contrast to prior years where impact of the pandemic and interest rates at historical lows were the predominant driving forces. In addition to market rates and competition, nonperforming asset levels are of particular concern for the banking industry and may place additional pressure on net interest margins. Nonperforming assets may change, given the uncertainty of the national and global economies, particularly the labor markets. No assurance can be given as to how general market conditions will change or how such changes will affect net interest income. We anticipate continued margin pressure into the coming year as a result of anticipated future FOMC rate adjustments, local competition for deposits and the cost of alternative funding.

We analyze interest income and interest expense by segregating rate and volume components of earning assets and interest-bearing liabilities. The impact changes in the interest rates earned and paid on assets and liabilities, along with changes in the volumes of earning assets and interest-bearing liabilities, have on net interest income are summarized as follows. The net change or mix component, attributable to the combined impact of rate and volume changes within earning assets and interest-bearing liabilities' categories, has been allocated proportionately to the change due to rate and the change due to volume.

Net interest income changes due to rate and volume

(Dollars in thousands)	2022 vs 2021 Increase (decrease) attributable to			2021 vs 2020 Increase (decrease) attributable to		
	Total	Rate	Volume	Total	Rate	Volume
Interest income:						
Loans:						
Taxable	$ 13,012	$ 3,018	$ 9,994	$ (1,189)	$ (3,860)	$ 2,671
Tax-exempt	1,427	(341)	1,768	280	(830)	1,110
Investments:						
Taxable	2,698	(820)	3,518	115	(1,153)	1,268
Tax-exempt	424	(197)	621	700	(407)	1,107
Interest-bearing deposits	93	95	(2)	(31)	(20)	(11)
Federal funds sold	12	440	(428)	264	21	243
Total interest income	17,666	2,195	15,471	139	(6,249)	6,388
Interest expense:						
Money market accounts	3,007	2,705	302	(1,550)	(2,324)	774
NOW accounts	2,291	1,818	473	(539)	(1,439)	900
Savings accounts	114	69	45	(122)	(193)	71
Time deposits less than $100	(117)	(111)	(6)	(650)	(327)	(323)
Time deposits $100 or more	27	105	(78)	(1,568)	(1,210)	(358)
Short-term borrowings	1,025	655	370	(770)	(270)	(500)
Long-term debt	(184)	80	(264)	(442)	337	(779)
Subordinated debt				739	433	306
Total interest expense	6,163	5,321	842	(4,902)	(4,993)	91
Net interest income - non-GAAP	$ 11,503	$ (3,126)	$ 14,629	$ 5,041	$ (1,256)	$ 6,297

Tax-equivalent net interest income, a non-GAAP measure, was $97.7 million in 2022 and $86.1 million in 2021. Interest and net fees earned on the PPP loans totaled $1.8 million in 2022, down from $7.1 million in 2021. There was a positive volume variance that was partially offset by a negative rate variance. The growth in average earning assets exceeded that of interest-bearing liabilities, and resulted in additional tax-equivalent net interest income, a non-GAAP measure, of $14.6 million. A rate variance resulted in a decrease in net interest income of $3.1 million as liabilities repriced quicker than assets.

Average earning assets increased $355.8 million to $3.2 billion in 2022 from $2.9 billion in 2021 and accounted for a $15.5 million increase in interest income. Average loans, net increased $302.1 million, which caused interest income to increase $11.8 million. Average taxable investments increased $224.2 million comparing 2022 and 2021, which resulted in increased interest income of $3.5 million while average tax-exempt investments increased $25.9 million, which resulted in an increase to interest income of $0.6 million.

Average interest-bearing liabilities grew $264.2 million to $2.3 billion in 2022 from $2.0 billion in 2021 resulting in a net increase in interest expense of $0.8 million. In addition, interest-bearing transaction accounts, including money market, NOW and savings accounts grew $252.0 million, which in aggregate caused an $0.8 million increase in interest expense. Large denomination time deposits averaged $9.7 million less in 2022 and caused interest expense to decrease $78 thousand. A decrease of $0.5 million in average time deposits less than $100 thousand decreased interest expense by $6 thousand. Short-term borrowings averaged $28.7 million more and increased interest expense $370 thousand while long-term debt averaged $6.3 million less and decreased interest expense by $264 thousand comparing 2022 and 2021.

An unfavorable rate variance occurred, as the tax-equivalent yield on earning assets increased 18 basis points while there was a 22 basis points increase in the cost of funds. As a result, tax-equivalent net interest income decreased $3.1 million comparing 2022 and 2021. The tax-equivalent yield on earning assets was 3.50 percent in 2022 compared to 3.32 percent in 2021 resulting in a decrease in interest income of $2.2 million. With the tax-equivalent yield on the investment portfolio decreasing 27 basis points to 1.67 percent in 2022 from 1.94 percent in 2021, interest income decreased $1.0 million. The tax-equivalent yield on the loan portfolio increased 10 basis points to 4.04 percent in 2022 from 3.94 percent in 2021 and resulted in an increase to interest income of $2.7 million.

An unfavorable rate variance was experienced in the cost of funds. We experienced increases in the rates paid on most major categories of interest-bearing liabilities. Specifically, the cost of non-maturity deposit accounts increased 25 basis points comparing 2022 and 2021. These increases resulted in an increase in interest expense of $4.6 million. With regard to time deposits, the average rate paid for time deposits less than $100 thousand decreased 8 basis points while time deposits $100 thousand or more increased 6 basis points, which together resulted in a $6 thousand decrease in interest expense. The average rate paid on short-term borrowings increased 202 basis points in 2022 when compared to 2021, causing a $655 thousand increase in interest expense. Interest expense increased $80 thousand from a 138 basis point increase in the average rate paid on long-term debt.

The average balances of assets and liabilities, corresponding interest income and expense and resulting average yields or rates paid are summarized as follows. Averages for earning assets include nonaccrual loans. Investment averages include available-for-sale securities at amortized cost. Income on investment securities and loans is adjusted to a tax-equivalent basis, a non-GAAP measure, using the prevailing federal statutory tax rate of 21.0 percent in 2022, 2021 and 2020.

Summary of net interest income

(Dollars in thousands, except percents)	2022 Average Balance	2022 Interest Income/ Expense	2022 Average Interest Rate	2021 Average Balance	2021 Interest Income/ Expense	2021 Average Interest Rate
Assets:						
Earning assets:						
Loans:						
Taxable	$ 2,306,455	$ 95,505	4.14 %	$ 2,063,168	$ 82,493	4.00 %
Tax-exempt	216,195	6,436	2.98	157,409	5,009	3.18
Total Loans	2,522,650	101,941	4.04	2,220,577	87,502	3.94
Investments:						
Taxable	537,566	8,236	1.53	313,319	5,538	1.77
Tax-exempt	111,083	2,615	2.35	85,200	2,191	2.57
Total Investments	648,649	10,851	1.67	398,519	7,729	1.94
Interest-bearing deposits	8,536	101	1.17	11,123	8	0.07
Federal funds sold	53,056	342	0.65	246,891	330	0.13
Total interest earning assets	3,232,891	$ 113,235	3.50 %	2,877,110	$ 95,569	3.32 %
Less: allowance for loan losses	29,298			27,209		
Other assets	210,392			227,293		
Total assets	$ 3,413,985			$ 3,077,194		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Money market accounts	$ 624,528	$ 4,967	0.80 %	$ 549,169	$ 1,960	0.36 %
NOW accounts	791,653	4,493	0.57	666,885	2,202	0.33
Savings accounts	520,770	496	0.10	468,851	382	0.08
Time deposits less than $100	127,801	1,299	1.02	128,313	1,416	1.10
Time deposits $100 or more	162,998	1,377	0.84	172,711	1,350	0.78
Total interest-bearing deposits	2,227,750	12,632	0.57	1,985,929	7,310	0.37
Short-term borrowings	42,680	1,103	2.58	13,973	78	0.56
Long-term debt	1,634	76	4.65	7,948	260	3.27
Subordinated debt	33,000	1,774	5.38	33,000	1,774	5.38
Total borrowings	77,314	2,953	3.82	54,921	2,112	3.85
Total interest-bearing liabilities	2,305,064	$ 15,585	0.68 %	2,040,850	$ 9,422	0.46 %
Noninterest-bearing deposits	753,399			684,527		
Other liabilities	34,517			25,704		
Stockholders' equity	321,005			326,113		
Total liabilities and stockholders' equity	$ 3,413,985			$ 3,077,194		
Net interest income/spread (non-GAAP)		$ 97,650	2.82 %		$ 86,147	2.86 %
Net interest margin			3.02 %			2.99 %
Tax-equivalent adjustments:						
Loans		$ 1,352			$ 1,052	
Investments		549			460	
Total adjustments		$ 1,901			$ 1,512	

Note: Average balances were calculated using average daily balances. Interest income on loans includes fees of $1.9 million in 2022, $6.0 million in 2021 and $3.8 million in 2020. The decrease in 2022 is primarily due to net fees from PPP loans.

(Dollars in thousands, except percents)	2020		
	Average Balance	Interest Income/ Expense	Average Interest Rate
Assets:			
Earning assets:			
Loans:			
Taxable	$ 1,998,178	$ 83,683	4.19 %
Tax-exempt	124,898	4,729	3.79
Total Loans	2,123,076	88,412	4.16
Investments:			
Taxable	248,059	5,423	2.19
Tax-exempt	44,607	1,491	3.34
Total Investments	292,666	6,914	2.36
Interest-bearing deposits	17,288	39	0.23
Federal funds sold	62,072	66	0.11
Total interest earning assets	2,495,102	$ 95,431	3.82 %
Less: allowance for loan losses	25,848		
Other assets	227,695		
Total assets	$ 2,696,949		
Liabilities and Stockholders' Equity:			
Interest-bearing liabilities:			
Money market accounts	$ 432,621	$ 3,510	0.81 %
NOW accounts	470,701	2,741	0.58
Savings accounts	404,628	504	0.12
Time deposits less than $100	154,772	2,066	1.33
Time deposits $100 or more	200,258	2,918	1.46
Total Interest-bearing deposits	1,662,980	11,739	0.71
Short-term borrowings	83,716	848	1.01
Long-term debt	38,560	702	1.82
Subordinated debt	19,295	1,035	5.36
Total Borrowings	141,571	2,585	0.79
Total interest-bearing liabilities	1,804,551	$ 14,324	0.79 %
Noninterest-bearing deposits	555,459		
Other liabilities	27,389		
Stockholders' equity	309,550		
Total liabilities and stockholders' equity	$ 2,696,949		
Net interest income/spread		$ 81,107	3.03 %
Net interest margin (non-GAAP)			3.25 %
Tax-equivalent adjustments:			
Loans		$ 993	
Investments		313	
Total adjustments		$ 1,306	

Provision for Loan Losses:

We evaluate the adequacy of the allowance for loan losses account on a quarterly basis utilizing our systematic analysis in accordance with procedural discipline. We take into consideration certain factors such as composition of the loan portfolio, the volume of nonperforming loans, volumes of net charge-offs, prevailing economic conditions and other relevant factors when determining the adequacy of the allowance for loan losses account. We make monthly provisions to the allowance for loan losses account in order to maintain the allowance at an appropriate level. For the twelve month period ending December 31, 2022, $449 thousand was released from the allowance for loan losses compared to a provision of $1.8 million in 2021. The release in 2022 was due to the overall improvement of credit quality of the loan portfolio based on current conditions, combined with a decline in historical loss factors utilized for our loan loss methodology as of December 31, 2022. The provision in the twelve month period ended December 31, 2021 was reflective of our allowance for loan losses methodology and evaluation of qualitative factors that existed during that time.   Based on our most recent evaluation at December 31, 2022, we believe that the allowance was adequate to absorb any known or potential losses in our portfolio as of such date.

Noninterest Income:

Our noninterest income for 2022 was $11.8 million compared with $25.6 million for the year ago period, a decrease of $13.8 million. The decrease was primarily due to a loss of $2.0 million on the sale of investment securities in the current year and a $12.2 million gain the sale of the Visa Class B shares in 2021. Excluding these events, noninterest income increased $338 thousand or 2.5 percent. Service charges, fees and commissions increased $907 thousand, due in part to the reversal of an accrual of a $335 thousand bank owned life insurance benefit in the year ago period, higher consumer and commercial deposit service charges and higher revenue related to debit card activity.   The increases were partially offset by a decrease of $464 thousand in mortgage banking income on lower sales volume due to higher market rates.

Noninterest Expense:

In general, our noninterest expense is categorized into three main groups, including employee-related expense, occupancy and equipment expense and other expenses. Employee-related expenses are costs associated with providing salaries, including payroll taxes and benefits to our employees. Occupancy and equipment expenses, the costs related to the maintenance of facilities and equipment, include depreciation, general maintenance and repairs, real estate taxes, rental expense offset by any rental income and utility costs. Other expenses include general operating expenses such as marketing, other taxes, stationery and supplies, contractual services, insurance, including FDIC assessment and loan collection costs. Several of these costs and expenses are variable while the remainder is fixed. We utilize budgets and other related strategies in an effort to control the variable expenses. The major components of noninterest expense for the past three years are summarized as follows:

(Dollars in thousands)	2022	2021	2020
Salaries and employee benefits expense:			
Salaries and payroll taxes	$ 29,308	$ 25,176	$ 24,912
Employee benefits	4,245	4,560	5,223
Salaries and employee benefits expense	33,553	29,736	30,135
Occupancy and equipment expenses:			
Occupancy expense	10,839	8,212	6,775
Equipment expense	5,739	4,636	6,065
Occupancy and equipment expenses	16,578	12,848	12,840
Other expenses:			
Professional fees and outside services	2,715	2,137	2,091
Other taxes	1,559	1,336	990
Donations	1,381	1,435	1,357
FDIC insurance and assessments	1,300	1,117	873
Advertising	943	575	463
Stationery and supplies	431	910	697
Amortization of intangible assets	363	491	606
Net (gain) on sale of other real estate owned	(478)	(210)	
Other	4,332	4,629	4,816
Other expenses	12,546	12,420	11,893
Total noninterest expense	$ 62,677	$ 55,004	$ 54,868

Salaries and employee benefits expense constitute the majority of our noninterest expenses accounting for 53.5 percent of the total noninterest expense. Salaries and employee benefits expense increased $3.8 million or 12.8 percent to $33.6 million in 2022 from $29.7 million in 2021. Salaries and payroll taxes increased $4.1 million or 16.4 percent and employee benefits expense decreased $315 thousand or 6.9 percent. The higher salary expense in 2022 was due to annual merit increases, our investment into our newest expansion markets which operated for an entire twelve month period, additional hires to support our growth and lower deferred loan origination costs, which are initially not expensed but rather deferred and amortized over the life of the loan. Employee benefits expense was lower due to lower health insurance costs and lower pension expense.

Occupancy and equipment expense increased $3.7 million or 29.0 percent to $16.6 million in 2022 from $12.8 million in 2021. Occupancy expenses increased $2.6 million or 32.0 percent to $10.8 million in 2022 from $8.2 million in 2021 as a result of entrance into the Piscataway, New Jersey and Pittsburgh, Pennsylvania markets. Equipment related expense increased $1.1 million or 23.8 percent to $5.7 million in 2022 from $4.6 million in 2021, due to information technology investments related to mobile/digital banking solutions implemented during the second half of 2021.

Other expenses, which consist of FDIC insurance and assessments, professional fees and outside services, other taxes, stationary and supplies, advertising, amortization of intangible assets and all other expenses were relatively flat at $12.5 million in 2022 and $12.4 million in 2021. A gain of $478 thousand on the sale of properties held as other real estate was offset by an increase in professional services costs of $578 thousand. Stationary and supply costs decreased $479 thousand partially due to our digital banking initiatives. Peoples anticipates that its FDIC insurance and assessment expense will increase approximately $0.7 million in 2023 as a result of the FDIC's announced assessment rate increases.

Income Taxes:

Our income tax expense was $7.3 million and our effective tax rate was 16.0 percent for the year ended December 31, 2022, a decrease from income tax expense of $10.0 million and an effective tax rate of 18.7 percent for the year ended December 31, 2021. The decrease in 2022 was primarily due to lower pretax income due in part to a $12.2 million pre-tax Visa Class B shares gain in 2021, combined with a $621 deferred tax adjustment. We also utilize loans and investments of tax-exempt organizations to mitigate our tax burden, as interest revenue from these sources is not taxable by the federal government. The tax benefit of tax-exempt income was 3.3 percent of pre-tax income in 2022 as compared to a 2.3 percent benefit in 2021.

The effective tax rate in 2022 and 2021 was also influenced by the recognition of investment tax credits related to our limited partnership investments in elderly and low- to- moderate-income residential housing programs which allow us to mitigate our tax burden. By utilizing these credits, we reduced our income tax expense by $911 thousand in 2022 and $1.1 million in 2021. We anticipate investment tax credits from these investments to be $755 thousand in 2023. Over the next two years, we will recognize aggregate tax credits from our investments in these projects of approximately $1.4 million.

Management's Discussion and Analysis 2021 versus 2020

Operating Environment:

Market yields rose rapidly to start 2022, despite signs that the economy stuttered amid the COVID-19 Omicron outbreak, as inflation pressures remained firm and amid a number of Federal Open Market Committee ("FOMC") members' commentary. Minutes from the Federal Reserve Board's late-December meeting indicated officials believed Omicron would temporarily impact the economy but would not change the overall trajectory of the recovery. Those minutes also showed officials believed that the labor market would continue its rapid progress towards full employment, with inflation already at its highest levels in decades. The hiring in December's nonfarm payroll report disappointed expectations but the data provided support for the Federal Reserve Board's analysis that the labor market is becoming increasingly tight. Participation was flat at 61.9%, 1.5% points below its pre-pandemic level, while unemployment dropped much further than expected from 4.2% to 3.9%, 0.1% below the Federal Reserve Board's estimate of full employment. Adding to evidence of a tight labor market, average hourly earnings rose firmly again and were 4.7% higher than a year ago.

December's Consumer Price Index ("CPI") report was a bit hotter than expected on a monthly basis, pushing the annual headline rate up to 7.0%, the fastest since 1982, and the core rate to 5.5%, its strongest gain since 1991. The Federal Reserve Board's preferred measure, the core PCE price index (defined as personal consumption expenditures excluding food and energy), accelerated from 4.7% to 4.9%, its highest level since 1983. The combination of historically high inflation and the rapidly tightening labor market spurred a growing number of Federal Reserve Board officials to indicate policy may need to be tightened more quickly than anticipated at the December 2022 meeting. FOMC members began to talk up the probability that a rate hike could be warranted in March. Today's economy is much stronger, the labor market is much tighter, and inflation is much higher than when the Federal Reserve Board last shrank its balance sheet, officials noted.

As expected, the Federal Reserve Board's January Statement strongly signaled that a March 2022 rate increase was a near certainty. Chair Powell acknowledged that no final decisions on the pace of tightening had been made. However, he read a scripted response several times to emphasize that those differences between today's economy and the economy during the last cycle, when the Federal Reserve Board raised rates at every other meeting, "are likely to have important implications for the appropriate pace of policy adjustments." Yields soared and the curve flattened. Fed funds futures priced in four hikes in 2022 with a chance of a fifth.

The employment situation improved nationally as well as in New York, Pennsylvania and in all of the thirteen counties representing our market areas in Pennsylvania and New York from one year ago when comparing December 31, 2021 to December 31, 2020. Nonfarm payrolls increased 467,000 in January 2022, well above expectations of 125,000 jobs. Projections for our local market unemployment are not readily available; however the most current economic statistics as of December 31, 2021 show continuing jobless claims of over 1.6 million. This remains elevated as does the unemployment rate at 5.4% per the latest report from the Bureau of Labor Statistics at December 31, 2021.

National, Pennsylvania, New York and our market area's non-seasonally-adjusted annual unemployment rates in 2021 and 2020, are summarized as follows:

	2021	2020
United States	5.4 %	8.1 %
New York	7.2	10.1
Pennsylvania	6.1	9.1
Broome County	5.5	8.7
Allegheny County	5.9	9.0
Bucks County	5.1	8.3
Lackawanna County	6.6	9.6
Lebanon County	5.3	8.0
Lehigh County	6.6	9.6
Luzerne County	7.9	10.9
Monroe County	7.5	11.6
Montgomery County	4.8	7.7
Northampton County	5.8	9.0
Schuylkill County	6.5	9.2
Susquehanna County	5.2	7.4
Wayne County	6.3	9.2
Wyoming County	6.1	8.4

Review of Financial Position:

Total assets, loans and deposits were $3.4 billion, $2.3 billion and $3.0 billion, respectively, at December 31, 2021. Total assets, loans and deposits grew 16.9 percent, 6.9 percent and 21.6 percent, respectively, compared to 2020 year-end balances.

The loan portfolio consisted of $1.9 billion of business loans, including commercial and commercial real estate loans, and $372.5 million in retail loans, including residential mortgage and consumer loans at December 31, 2021. Total investment securities were $588.7 million at December 31, 2021, including $517.3 million of investment securities classified as available-for sale and $71.2 million classified as held-to-maturity. Total deposits consisted of $737.8 million in noninterest-bearing deposits and $2.2 billion in interest-bearing deposits at December 31, 2021.

Stockholders' equity equaled $340.1 million, or $47.44 per share, at December 31, 2021, and $316.9 million, or $43.92 per share, at December 31, 2020. Our equity to asset ratio was 10.1 percent and 11.0 percent at those respective period ends. Dividends declared for the 2021 amounted to $1.50 per share representing 24.9 percent of net income.

Nonperforming assets equaled $5.0 million or 0.15 percent of total assets at December 31, 2021 compared to $10.5 million or 0.36 percent at December 31, 2020. The allowance for loan losses equaled $28.4 million or 1.22 percent of loans, net, at December 31, 2021, compared to $27.3 million or 1.26 percent at year-end 2020. Loans charged-off, net of recoveries equaled $0.7 million or 0.03 percent of average loans in 2021, compared to $2.7 million or 0.13 percent of average loans in 2020.

Investment Portfolio:

Primarily, our investment portfolio provides a source of liquidity needed to meet expected loan demand and generates a reasonable return in order to increase our profitability. Additionally, we utilize the investment portfolio to meet pledging requirements and reduce income taxes. At December 31, 2021, our portfolio consisted of short-term U.S. Treasury and government agency securities, which provide a source of liquidity, mortgage-backed securities issued by U.S.

government-sponsored agencies to provide income and intermediate-term, tax-exempt state and municipal obligations, which mitigate our tax burden.

Investment securities increased $285.4 million, to $588.7 million at December 31, 2021, from $303.3 million at December 31, 2020. At December 31, 2021, the investment portfolio consisted of $517.3 million of investment securities classified as available-for-sale and $71.2 million classified as held-to-maturity. Deposit increases from strong organic growth from new and existing relationships, inflows of municipal deposits and proceeds from government stimulus payments lead to higher levels of low-yielding overnight federal funds balances. As the level of low-yielding overnight funds increased, our Asset Liability Committee recommended a strategy to deploy a portion of those funds into higher-yielding investments through purchases of U.S. Treasury securities, taxable and tax-free municipal bonds and mortgage-backed securities to mitigate risk in a flat and down rate environment. Security purchases totaled $358.6 million in 2021. Investment purchases in 2020 amounted to $107.2 million.

Repayments of investment securities totaled $60.4 million in 2021 and $85.0 million in 2020. No securities were sold in 2021. During the first quarter of 2020, the Company sold $26.5 million of low-yielding short-term municipal bonds resulting in a gain of $267 thousand. The proceeds were used to fund higher yielding loans. Additionally, two mortgage-backed securities were sold during the second half of 2020 with proceeds totaling $38.3 million and gains recognized of $651 thousand due to favorable market rates. We continually analyze the investment portfolio with respect to its exposure to various risk elements.

Investment securities averaged $398.5 million and equaled 13.9 percent of average earning assets in 2021, compared to $292.7 million and 11.7 percent of average earning assets in 2020. The tax-equivalent yield on the investment portfolio decreased 42 basis points to 1.94 percent in 2021 from 2.36 percent in 2020. The decrease in the tax-equivalent yield is due to cash flow from maturing and called bonds being reinvested into lower market rates coupled with lower yields on new purchases.

Loan Portfolio:

Overall, total loans increased $151.2 million or 6.9 percent in 2021 to $2.3 billion at December 31, 2021. Excluding PPP loans, loan growth totaled $272.0 million or 13.7 percent. Business loans, including commercial loans and commercial real estate loans, were $2.0 billion or 84.0 percent of total loans at December 31, 2021, and $1.8 billion or 83.4 percent at year-end 2020. Residential mortgages and consumer loans totaled $372.5 million or 16.0 percent of total loans at year-end 2021 and $360.7 million or 16.6 percent at year-end 2020. Total loan growth, excluding PPP loans, of $272.0 million was primarily attributable to increases in our commercial real estate portfolio which grew $205.5 million in 2021 due to continued success of our strategy to expand in larger markets with strong growth potential, and strong organic growth in our legacy markets. Our expansion strategy commenced during 2014 in the Lehigh Valley with a community banking office and team of dedicated lenders and has expanded with two additional branch offices and additional teams of experienced lenders and credit professionals. Growth is also due to our presence in the Greater Delaware Valley, first by opening a branch office in King of Prussia in 2016, and during 2020 with the opening of a branch in Doylestown and recruitment of two experienced lenders. Further growth was attained by our entrance into Central Pennsylvania with a branch office in Lebanon, staffed with a team of lending professionals during the middle of 2018. Additionally, our continued expansion during the final six months of 2021 into the Greater Pittsburgh market with a new office and team of experienced lenders and entrance into Central New Jersey with an office in Piscataway, Middlesex County, and team of experienced lenders known in the market, contributed to the strong loan growth, especially during the latter half of 2021. Based on the customer service oriented philosophy of our organization along with the commitment of these employees, we continue to be well received in these new markets as we are in our existing markets.

Loans averaged $2.2 billion in 2021, compared to $2.1 billion in 2020. Taxable loans averaged $2.0 billion, while tax-exempt loans averaged $0.2 billion in 2021. The loan portfolio continues to play the prominent role in our earning asset mix. As a percentage of earning assets, average loans equaled 77.2 percent in 2021, a decrease from 85.1 percent in 2020.

Asset Quality:

Nonperforming assets consist of nonperforming loans and foreclosed assets. Nonperforming loans include nonaccrual loans, troubled debt restructured loans and accruing loans past due 90 days or more. For a discussion of our policy regarding nonperforming assets and the recognition of interest income on impaired loans, refer to the notes entitled, "Summary of significant accounting policies — Nonperforming assets," and "Loans, net and allowance for loan losses" in the Notes to Consolidated Financial Statements to this Annual Report which are incorporated in this item by reference.

We maintain the allowance for loan losses at a level we believe adequate to absorb probable credit losses related to individually evaluated loans, as well as probable incurred losses inherent in the remainder of the loan portfolio as of the balance sheet date. The balance in the allowance for loan losses account is based on past events and current economic conditions. We employ the Federal Financial Institutions Examination Council ("FFIEC") Interagency Policy Statement, as amended, and GAAP in assessing the adequacy of the allowance account. Under GAAP, the adequacy of the allowance account is determined based on the provisions of FASB Accounting Standards Codification ("ASC") 310 for loans specifically identified to be individually evaluated for impairment and the requirements of FASB ASC 450, for large groups of smaller-balance homogeneous loans to be collectively evaluated for impairment.

The allowance for loan losses increased $1.1 million to $28.4 million at December 31, 2021, from $27.3 million at the end of 2020. The increase resulted from a provision for loan losses of $1.8 million less net loans charged-off of $0.7 million. The allowance for loan losses at December 31, 2021 continued to reflect the provisions added during 2020 from our adjustment of qualitative factors in our allowance for loan losses methodology, due to economic decline and expectation of increased credit losses from COVID-19's adverse impact on economic and business operating conditions.

Past due loans not satisfied through repossession, foreclosure or related actions are evaluated individually to determine if all or part of the outstanding balance should be charged against the allowance for loan losses account. Any subsequent recoveries are credited to the allowance account. Net loans charged-off decreased $2.0 million to $0.7 million in 2021 from $2.7 million in 2020. Net charge-offs, as a percentage of average loans outstanding, equaled 0.03 percent in 2021 and 0.13 percent in 2020.

The allowance for loan losses account increased $1.1 million to $28.4 million at December 31, 2021, compared to $27.3 million at December 31, 2020. The specific portion of the allowance for impairment of loans individually evaluated under FASB ASC 310 decreased $1.0 million to $0.2 million at December 31, 2021, from $1.2 million at December 31, 2020 and the portion of the allowance for loans collectively evaluated for impairment under FASB ASC 450, increased $2.1 million to $28.2 million at December 31, 2021, from $26.1 million at December 31, 2020. The decrease in the specific portion of the allowance was a result of a decrease in measured impairment for collateral dependent loans, improved credit quality and a decrease to non-performing loans of $5.4 million. The increase in the collectively evaluated portion was primarily the result of a significant increase in volume, improved credit quality and a decrease of $5.4 million of non-performing loans.

The coverage ratio, the allowance for loan losses, as a percentage of nonperforming loans, is an industry ratio used to test the ability of the allowance account to absorb potential losses arising from nonperforming loans. The coverage ratio was 634.5 percent at December 31, 2021 and 277.0 percent at December 31, 2020. We believe that our allowance was adequate to absorb probable credit losses at December 31, 2021.

Deposits:

Our deposit base is the primary source of funds to support our operations. We offer a variety of deposit products to meet the needs of our individual and commercial customers. Total deposits grew $526.3 million or 21.6 percent to $3.0 billion at the end of 2021. The increase in deposits is due to organic growth of customer relationships throughout all our markets, inflows of municipal deposits and additional deposits by our commercial and retail customers in excess of historic levels, in part to government stimulus. Total deposits include $12.5 million of brokered certificates of deposit. Noninterest-bearing deposits grew $115.3 million or 18.5 percent while interest-bearing deposits increased $411.0 million or 22.6 percent in 2021. Noninterest-bearing deposits represented 24.9 percent of total deposits while interest-bearing deposits accounted for 75.1 percent of total deposits at December 31, 2021. Comparatively, noninterest-bearing deposits and interest-bearing deposits represented 34.4 percent and 74.5 percent of total deposits at year end 2020. With regard to noninterest-bearing deposits, personal checking accounts increased $54.5 million or 19.9 percent, while commercial checking accounts increased $60.7 million or 17.4 percent. The increase in noninterest-bearing deposits is essential in attempting to keep our overall cost of funds low given the pressure on our net interest margin from the decrease in short-term market rates.

With regard to interest-bearing deposits, interest-bearing transaction accounts, which include money market accounts and NOW accounts, and savings accounts, increased $436.2 million in 2021. Commercial interest-bearing transaction accounts increased $302.8 million, while personal interest-bearing transaction accounts increased $72.8 million. Savings accounts increased $60.6 million during 2021 as customers saved a higher percentage of the government stimulus in safe liquid accounts. The strong growth in our non-maturity deposits was due to continuing our strategic initiative to grow our public fund deposits and continued organic growth in all our markets. Total time deposits decreased $25.2 million to $294.5 million at December 31, 2021 from $319.7 million at December 31, 2020. The decrease was due to depositors shifting funds to more liquid accounts and the redemption of a few large municipal accounts.

Total deposits averaged $2.7 billion in 2021 and $2.2 billion in 2020, increasing $452.0 million or 20.4 percent comparing 2021 to 2020. Average noninterest-bearing deposits increased $129.1 million, while average interest-bearing accounts grew $322.9 million. Average interest-bearing transaction deposits, including money market and NOW, and savings accounts, increased $377.0 million while average total time deposits decreased $53.7 million when comparing 2021 and 2020.

Our cost of interest-bearing deposits decreased 34 basis points to 0.37 percent in 2021 from 0.71 percent in 2020. Specifically, the cost of money market accounts decreased 45 basis points to 0.36 percent from 0.81 percent, NOW accounts decreased 25 basis points and the cost of time deposits decreased 48 basis points to 0.92 percent comparing 2021 and 2020. The decreases to the cost of our interest-bearing deposits was the result of our initiative to reduce premium rates being paid on core deposit relationships and the reduction of stated rates across all deposit products. The reductions are directly related to the FOMC's decision to decrease the target federal funds rate 225 basis points commencing in 2019 and ending in the first three months of 2020, first in response to economic slowdown and then due to the COVID-19 crisis. We expect our cost of funds to continue to decline as time deposits mature and reinvest into lower rates, however, expected actions by the FOMC to increase the federal funds rate may result in us increasing deposit rates.

Volatile deposits, time deposits $100 or more, averaged $172.7 million in 2021, a decrease of $27.6 million or 13.8 percent from $200.3 million in 2020. Our average cost of these funds decreased 68 basis points to 0.78 percent in 2021, from 1.46 percent in 2020. This type of funding is susceptible to withdrawal by the depositor as they are particularly price sensitive and are therefore not considered to be a strong source of liquidity.

Market Risk Sensitivity:

With respect to evaluating our exposure to IRR on earnings, we utilize a gap analysis model that considers repricing frequencies of RSA and RSL. Gap analysis attempts to measure our interest rate exposure by calculating the net amount of RSA and RSL that reprice within specific time intervals. A positive gap occurs when the amount of RSA repricing in a specific period is greater than the amount of RSL repricing within that same time frame and is indicated by a RSA/RSL ratio greater than 1.0. A negative gap occurs when the amount of RSL repricing is greater than the amount of RSA and is indicated by a RSA/RSL ratio less than 1.0. A positive gap implies that earnings will be impacted favorably if interest rates rise and adversely if interest rates fall during the period. A negative gap tends to indicate that earnings will be affected inversely to interest rate changes.

At December 31, 2021, we had cumulative one-year RSA/RSL ratio of 1.16, a positive gap. At December 31, 2020, we had cumulative one-year RSA/RSL of 1.39, a positive gap. As previously mentioned, a positive gap indicates that if interest rates increase, our earnings would likely be favorably impacted. Given the current economic conditions and the expected action of the FOMC to begin to increase the federal funds rate during the first quarter of 2022, we should experience increased net interest income. The overall focus of ALCO is to maintain a well-balanced IRR position in order to safeguard future earnings during historical low-rate environment and from potential risk to falling interest rates. During 2021 ALCO took steps to reduce our positive gap position and guard against rates unchanged or down through the origination of fixed rate loans and the investment in longer term, fixed rate investment securities. Additionally, an initiative to reduce funding costs was executed to mitigate the adverse impact to net interest income from the low rates. ALCO will continue to focus efforts on strategies in 2022 in an attempt to maintain a positive gap position between RSA and RSL. However, these forward-looking statements are qualified in the aforementioned section entitled "Forward-Looking Discussion" in this Management's Discussion and Analysis.

The change in our cumulative one-year ratio from the previous year-end resulted from a $25.7 million or 1.9 percent decrease in RSA offset by a $170.5 million or 17.5 percent increase in RSL maturing or repricing within one year. The decrease in RSA resulted primarily from a $64.0 million decrease in total loans, net of unearned income, resulting from an increase in commercial lending, which involves loans with longer-term adjustable rates.

With respect to the $170.5 million increase in RSL maturing or repricing within a twelve month time horizon, non-maturity deposits increased $250.8 million due to customers seeking liquid accounts and saving at a higher percentage due to the economic uncertainty of the pandemic. The growth in deposits resulted in lower short-term borrowings of $50.0 million. Time deposits also declined when comparing year end 2021 to 2020 as a number of large accounts matured and customers sought more liquid alternatives.

Liquidity:

We employ a number of analytical techniques in assessing the adequacy of our liquidity position. One such technique is the use of ratio analysis to illustrate our reliance on noncore funds to fund our investments and loans maturing after 2021. At December 31, 2021, our noncore funds consisted of time deposits in denominations of $100 thousand or more, short-term borrowings, and long-term and subordinated debt. Large denomination time deposits are particularly not considered to be a strong source of liquidity since they are very interest rate sensitive and are considered to be highly volatile. At December 31, 2021, our net noncore funding dependence ratio, the difference between noncore funds and short-term investments to long-term assets, was negative 3.0 percent. Our net short-term noncore funding dependence ratio, noncore funds maturing within one year, less short-term investments to long-term assets equaled negative 5.6 percent due to our short-term investments being greater than the non-core funding. Comparatively, our ratios equaled 2.8 percent and negative 1.3 percent at the end of 2020, which indicates a significant decrease in our reliance on noncore funds in 2021. Moreover, our basic liquidity surplus ratio, defined as liquid assets less short-term potentially volatile liabilities as a percentage of total assets, increased to 14.6 percent at December 31, 2021, from 8.7 percent at December 31, 2020. We believe that by supplying adequate volumes of short-term investments and implementing competitive pricing strategies on deposits, we can ensure adequate liquidity to support future growth.

The Consolidated Statements of Cash Flows present the change in cash and cash equivalents from operating, investing and financing activities. Cash and cash equivalents consist of cash on hand, cash items in the process of collection, noninterest-bearing and interest-bearing deposits with other banks and federal funds sold. Cash and cash equivalents increased $51.7 million for the year ended December 31, 2021. For the year ended December 31, 2020, cash and cash equivalents increased $197.0 million. During 2021, cash provided by operating and financing activities more than offset cash used in investing activities.

Operating activities provided net cash of $40.8 million in 2021 and $37.2 million in 2020. Net income, adjusted for the effects of noncash expenses such as depreciation, amortization and accretion of tangible and intangible assets and investment securities, and the provision for loan losses, is the primary source of funds from operations.

Net cash provided by financing activities equaled $451.1 million in 2021. Net cash provided by financing activities was $361.1 million in 2020. Deposit gathering, which is our predominant financing activity, increased in both 2021 and 2020. Deposit gathering provided a net cash inflow in 2021 of $526.3 million and $465.6 million in 2020. Short-term borrowings decreased net cash by $50.0 million in 2021 and by $102.2 million in 2020. Deposit gathering in 2021 was also partially offset by a $12.1 million net decrease in long-term debt as well as cash dividends paid of $10.8 million. In

2020, deposit gathering and the issuance of $33.0 million of subordinated debt was partially offset by a net $18.0 million repayment of long-term debt and cash dividends paid of $10.5 million.

Our primary investing activities involve transactions related to our investment and loan portfolios. Net cash used in investing activities totaled $440.1 million and $201.2 million in 2021 and 2020, respectively. Net cash used in lending activities was $152.0 million in 2021, a decrease from $241.3 million in 2020. Activities related to our investment portfolio used net cash of $298.2 million in 2020 and provided net cash of $43.0 million in 2020.

Capital Adequacy:

Bank regulatory agencies consider capital to be a significant factor in ensuring the safety of a depositor's accounts. These agencies have adopted minimum capital adequacy requirements that include mandatory and discretionary supervisory actions for noncompliance. Our and Peoples Bank's risk-based capital ratios are strong and have consistently exceeded the minimum regulatory capital ratios required for adequately capitalized institutions. Our ratio of Tier 1 capital to risk-weighted assets and off-balance sheet items was 12.3 percent and 12.2 percent at December 31, 2021 and 2020, respectively. Our Total capital ratio was 13.6 percent and 15.1 percent at December 31, 2021 and 2020, respectively. Our and Peoples Bank's common equity Tier I capital to risk-weighted assets ratios were 12.3 percent and 13.8 percent at December 31, 2021 and 12.2 percent and 13.7 percent at December 31, 2020. Our Leverage ratio, which equaled 9.2 percent at December 31, 2021 and 9.3 percent at December 31, 2020, exceeded the minimum of 4.0 percent for capital adequacy purposes. Peoples Bank reported Tier 1 capital, Total capital and Leverage ratios of 13.8 percent, 15.0 percent and 9.6 percent at December 31, 2021, and 13.7 percent, 15.0 percent and 10.1 percent at December 31, 2020. Based on the most recent notification from the FDIC, Peoples Bank was categorized as well capitalized at December 31, 2021. There are no conditions or events since this notification that we believe have changed Peoples Bank's category. For a further discussion of these risk-based capital standards and supervisory actions for noncompliance, refer to the note entitled, "Regulatory matters," in the Notes to Consolidated Financial Statements to this Annual Report.

Stockholders' equity was $340.1 million or $47.44 per share at December 31, 2021, and $316.9 million or $43.92 per share at December 31, 2020. Stockholders' equity grew $23.2 million in 2021 as net income offset an increase in accumulated other comprehensive loss, the payment of dividends and the Company's repurchase of its shares.

Review of Financial Performance:

Net income for the twelve months ended December 31, 2021, totaled $43.5 million or $6.02 per diluted share, a 50.5 percent increase when compared to $29.4 million or $4.00 per diluted share for the comparable period of 2020. The increase in earnings for 2021 is the product of the previously disclosed $9.6 after-tax gain on the sale of our Visa Class B shares, a decrease to our provision for loan losses of $5.6 million, primarily due to an adjustment in the year ago period to the economic qualitative factors included in our allowance for loan losses methodology relating to the impact of COVID-19, and an increase to pre-provision net interest income of $4.8 million due primarily from lower deposit costs. Partially offsetting the increase were a higher income tax provision of $5.2 million. Return on average assets ("ROAA") and return on average equity ("ROAE") were 1.41 percent and 13.34 percent for the year ended December 31, 2021. ROAA was 1.09 percent and ROAE was 9.48 percent for the year ended December 31, 2020.

Tax-equivalent net interest income, a non-GAAP measure, was $86.1 million in 2021 and $81.1 million in 2020. Our net interest margin equaled 2.99 percent in 2021 and 3.25 percent in 2020. Noninterest income, including the pre-tax gain of $12.2 million from the sale of Visa Class B shares, totaled $25.6 million 2021 and $16.6 million in 2020. Noninterest expense was $55.6 million for the year ended December 31, 2021 compared to $54.9 million for the year ended December 31, 2020. Our productivity is measured by the operating efficiency ratio, a non-GAAP measure, defined as noninterest expense less amortization of intangible assets divided by the total of tax-equivalent net interest income and noninterest income. Our operating efficiency ratio was 55.3 percent in 2021 and 56.0 percent in 2020.

Net Interest Income:

Tax-equivalent net interest income, a non-GAAP measure, was $86.1 million in 2021 and $81.1 million in 2020. Interest and net fees earned on the PPP loans totaled $7.1 million in 2021. There was a positive volume variance that was partially offset by a negative rate variance. The growth in average earning assets exceeded that of interest-bearing liabilities, and resulted in additional tax-equivalent net interest income, a non-GAAP measure, of $6.3 million. A rate variance resulted in a decrease in net interest income of $1.3 million as assets repriced quicker than liabilities.

Average earning assets increased $382.0 million to $2.9 billion in 2021 from $2.5 billion in 2020 and accounted for a $6.4 million increase in interest income. Average loans, net increased $97.5 million, which caused interest income to increase $3.8 million. Average taxable investments increased $65.0 million comparing 2021 and 2020, which resulted in increased interest income of $1.3 million while average tax-exempt investments increased $32.5 million, which resulted in an increase to interest income of $1.1 million.

Average interest-bearing liabilities grew $322.9 million to $2.0 billion in 2021 from $1.8 billion in 2020 resulting in a net increase in interest expense of $1.1 million. Large denomination time deposits averaged $27.5 million less in 2021 and caused interest expense to decrease $0.4 million. A decrease of $26.5 million in average time deposits less than $100 thousand decreased interest expense by $0.3 million. In addition, interest-bearing transaction accounts, including money market, NOW and savings accounts grew $377.0 million, which in aggregate caused a $1.7 million increase in interest expense. Short-term borrowings averaged $69.7 million less and decreased interest expense $0.5 million while long-term debt averaged $30.6 million less and decreased interest expense by $0.8 million comparing 2021 and 2020. The issuance of $33.0 million of subordinated debt during June 2020 caused interest expense to increase $0.3 million for the full year 2021.

An unfavorable rate variance occurred, as the tax-equivalent yield on earning assets decreased 50 basis points while there was a 33 basis point decrease in the cost of funds. As a result, tax-equivalent net interest income decreased $1.3 million comparing 2021 and 2020. The tax-equivalent yield on earning assets was 3.32 percent in 2021 compared to 3.82 percent in 2020 resulting in a decrease in interest income of $6.2 million. With the tax-equivalent yield on the investment portfolio decreasing 42 basis points to 1.94 percent in 2021 from 2.36 percent in 2020, interest income decreased $1.6 million. The tax-equivalent yield on the loan portfolio decreased 22 basis points to 3.94 percent in 2021 from 4.16 percent in 2020 and resulted in a decrease to interest income of $4.7 million.

A favorable rate variance was experienced in the cost of funds. We experienced decreases in the rates paid on all major categories of interest-bearing liabilities. Specifically, the cost of non-maturity deposit accounts decreased 25 basis points comparing 2021 and 2020. These decreases resulted in a decrease in interest expense of $4.0 million. With regard to time deposits, the average rate paid for time deposits less than $100 thousand decreased 23 basis points while time deposits $100 thousand or more decreased 68 basis points, which together resulted in a $1.5 million decrease in interest expense. The average rate paid on short-term borrowings decreased 45 basis points in 2021 when compared to 2020, causing a $0.3 million decrease in interest expense. Interest expense increased $0.3 million from a 145 basis point increase in the average rate paid on long-term debt.

Provision for Loan Losses:

We evaluate the adequacy of the allowance for loan losses account on a quarterly basis utilizing our systematic analysis in accordance with procedural discipline. We take into consideration certain factors such as composition of the loan portfolio, volume of nonperforming loans, volumes of net charge-offs, prevailing economic conditions and other relevant factors when determining the adequacy of the allowance for loan losses account. We make monthly provisions to the allowance for loan losses account in order to maintain the allowance at an appropriate level. The provision for loan losses equaled $1.8 million in 2021 and $7.4 million in 2020. The lower provision in the twelve month period ended December 31, 2021 is due to improved credit quality and the resulting reversal of the COVID-19 related asset quality qualitative factor adjustment made in the year ago period in our allowance for loan losses methodology. The higher provision in the year ago period reflected changes made to the qualitative factors related to economic and credit quality declines resulting from the onset of the coronavirus pandemic and its uncertain economic impact. Based on our most recent evaluation at December 31, 2021, we believe that the allowance was adequate to absorb any known or potential losses in our portfolio as of such date.

Noninterest Income:

Our noninterest income for 2021 was $25.6 million compared with $16.6 million for the year ago period, an increase of $9.0 million. Excluding the sale of the Visa Class B shares, noninterest income decreased $3.2 million or 19.0 percent due in part to lower revenue generated from commercial loan interest rate swap transactions of $1.6 million as the number of transactions decreased due to unfavorable market rates. Mortgage banking revenue decreased $0.6 million in 2022 from lower volumes of mortgages sold into the secondary market. The year ago period included a net gain of $0.9 million from the sale of available-for-sale securities. Service charges, fees, commissions and other are lower in 2021 by $0.6 million due to a bank owned life insurance benefit of $0.6 million accrued in the year ago period and a lower Federal Home Loan Bank dividend, partially offset by an increase to our debit card interchange revenue. Wealth management revenue increased $0.3 million in 2021 due to a higher number of transactions and commissions while fees on fiduciary activities increased $0.1 million due primarily to market appreciation.

Noninterest Expense:

Noninterest expense was $55.0 million for the year ended December 31, 2021 compared to $54.9 million for the year ended December 31, 2020.

Salaries and employee benefits expense constitute the majority of our noninterest expenses accounting for 54.1 percent of the total noninterest expense. Salaries and employee benefits expense decreased $0.4 million or 1.3 percent to $29.7 million in 2021 from $30.1 million in 2020. Salaries and payroll taxes increased $0.3 million or 1.1 percent and employee benefits expense decreased $0.7 million or 12.7 percent. The higher salary expense in 2021 was due to increases resulting from annual performance-based salary adjustments and additional lending professionals in our expansion markets, partially offset by higher deferred loan origination cost benefit of $1.4 million due to our origination of PPP loans in 2021. Employee benefits expense was lower due to lower health insurance costs and lower pension expense.

Occupancy and equipment expense was relatively flat when comparing 2021 to 2020. Occupancy expenses were slightly higher due to costs in operating our two newest branches which opened in the fourth quarter. Equipment related expense included a decrease to depreciation expense which offset higher information technology expenses related to our mobile/digital banking solution. We do expect occupancy and equipment expense to increase in 2022 due to a full years' operation of our two newest branch offices and our mobile/digital banking solution.

Other expenses, which consist of merchant transaction expense, FDIC insurance and assessments, professional fees and outside services, other taxes, stationary and supplies, advertising, amortization of intangible assets and all other expenses were $12.4 million in 2021 and $11.9 million in 2020. FDIC insurance and assessments was higher by $0.2 million or 27.9 percent due to the remaining FDIC small bank assessment credit recognized in the first quarter of 2020. Other taxes increased $0.3 million due to higher Pennsylvania shares tax due to an increase in Peoples Bank stockholder equity. Advertising expenses increased $0.1 million. The increase in stationery and supplies expenses of $0.2 million is offset by lower other expenses as postage related costs were re-classified.

Income Taxes:

Our income tax expense was $10.0 million and our effective tax rate was 18.7 percent for the year ended December 31, 2021, an increase from income tax expense of $4.8 million and an effective tax rate of 14.1 percent for the year ended December 31, 2020. The increases in 2021 were due to higher pre-tax income of $19.3 million, in part due to the sale of our Visa Class B shares, the inclusion of a $0.6 million deferred tax adjustment related to prior periods and the Company's frozen pension plan and $0.5 million for New Jersey income tax related to our opening a branch office in New Jersey. We utilize loans and investments of tax-exempt organizations to mitigate our tax burden, as interest revenue from these sources is not taxable by the federal government. The tax benefit of tax-exempt income was 2.3 percent of pre-tax income in 2021 as compared to a 3.0 percent benefit in 2020.

The effective tax rate in 2021 and 2020 was also influenced by the recognition of investment tax credits related to our limited partnership investments in elderly and low- to- moderate-income residential housing programs which allow us to mitigate our tax burden. By utilizing these credits, we reduced our income tax expense by $1.1 million in both 2021 and 2020.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the risk to our earnings and/or financial position resulting from adverse changes in market rates or prices, such as interest rates, foreign exchange rates or equity prices. Our exposure to market risk is primarily interest rate risk ("IRR"), which arises from our lending, investing and deposit gathering activities. Our market risk sensitive instruments consist of derivative and non-derivative financial instruments, none of which are entered into for trading purposes. During the normal course of business, we are not exposed to foreign exchange risk or commodity price risk. Our exposure to IRR can be explained as the potential for change in reported earnings and/or the market value of net worth. Variations in interest rates affect the underlying economic value of assets, liabilities and off-balance sheet items. These changes arise because the present value of future cash flows, and often the cash flows themselves, change with interest rates. The effects of the changes in these present values reflect the change in our underlying economic value, and provide a basis for the expected change in future earnings related to interest rates. Interest rate changes affect earnings by changing net interest income and the level of other interest-sensitive income and operating expenses. IRR is inherent in the role of banks as financial intermediaries.

A bank with a high degree of IRR may experience lower earnings, impaired liquidity and capital positions, and most likely, a greater risk of insolvency. Therefore, banks must carefully evaluate IRR to promote safety and soundness in their activities. Interest rate risk is the risk of loss to future earnings due to changes in interest rates. The Asset Liability Committee ("ALCO") is responsible for establishing policy guidelines on liquidity and acceptable exposure to interest rate risk. Generally quarterly, ALCO reports on the status of liquidity and interest rate risk matters to the Company's board of directors. The objective of the ALCO is to manage assets and funding sources to produce results that are consistent with the Company's liquidity, capital adequacy, growth, risk and profitability goals and are within policy limits.

The Company utilizes the pricing and structure of loans and deposits, the size and duration of the investment securities portfolio, the size and duration of the wholesale funding portfolio, and off-balance sheet interest rate contracts to manage interest rate risk. The off-balance sheet interest rate contracts may include interest rate swaps, caps and floors. These interest rate contracts involve, to varying degrees, credit risk and interest rate risk. Credit risk is the possibility that a loss may occur if a counterparty to a transaction fails to perform according to terms of the contract. The notional amount of the interest rate contracts is the amount upon which interest and other payments are based. The notional amount is not exchanged, and therefore, should not be taken as a measure of credit risk. See Note 15 to the Audited Consolidated Financial Statements for additional information.

The ALCO uses income simulation to measure interest rate risk inherent in the Company's on-balance sheet and off-balance sheet financial instruments at a given point in time by showing the effect of interest rate shifts on net interest income over a 24-month horizon and a 60-month horizon. The simulations assume that the size and general composition of the Company's balance sheet remain static over the simulation horizons, with the exception of certain deposit mix shifts from low-cost time deposits to higher-cost time deposits in selected interest rate scenarios. Additionally, the simulations take into account the specific repricing, maturity, call options, and prepayment characteristics of differing financial instruments that may vary under different interest rate scenarios. The characteristics of financial instrument classes are reviewed typically quarterly by the ALCO to ensure their accuracy and consistency.

The ALCO reviews simulation results to determine whether the Company's exposure to a decline in net interest income remains within established tolerance levels over the simulation horizons and to develop appropriate strategies to manage this exposure. As of December 31, 2022 and December 31, 2021, net interest income simulations indicated that exposure to changing interest rates over the simulation horizons remained within tolerance levels established by the Company. All changes are measured in comparison to the projected net interest income that would result from an "unchanged" rate scenario where both interest rates and the composition of the Company's balance sheet remain stable for a 24-month and 60-month period. In addition to measuring the change in net interest income as compared to an unchanged interest rate scenario, the ALCO also measures the trend of both net interest income and net interest margin over a 24-month and 60-month horizon to ensure the stability and adequacy of this source of earnings in different interest rate scenarios.

Model results at December 31, 2022 indicated a higher starting level of net interest income ("NII") compared to the December 31, 2021 model as balance sheet growth, a shift in balance sheet mix and higher assumed market rates led to an increase to the balance sheet spread of 22 basis points. Our current model indicates the net interest margin may compress as funding sources recycle into higher assumed replacement rates due to the FOMC's actions to increase the federal funds rate 425 basis points in 2022. Our interest rate risk position exhibits a relatively well-matched position to both rising and falling interest rate environments over the next eighteen to twenty-four month period with a benefit emerging to rising rate environments thereafter as asset yields re-price higher. This position at December 31, 2022 is less asset-sensitive than the simulation at December 31, 2021 indicated due to the addition of fixed rate assets which will not reprice higher as quickly as deposit and borrowing costs.

The ALCO regularly reviews a wide variety of interest rate shift scenario results to evaluate interest rate risk exposure, including scenarios showing the effect of steepening or flattening changes in the yield curve as well as parallel changes in interest rates of up to 400 basis points. Because income simulations assume that the Company's balance sheet will remain static over the simulation horizon, the results do not reflect adjustments in strategy that the ALCO could implement in response to rate shifts.

During 2022, the FOMC has increased the federal funds target rate in part to mitigate high inflation. Through December 31, 2022, there have been seven rate increases, totaling 425 basis points. Although we have realized higher rates on our existing adjustable rate loans and new originations, our average funding costs are increasing at a faster pace as rate-sensitive customers are seeking higher returns. We expect our funding costs to continue to increase in the near-term due to expectations the FOMC will continue to increase the targeted federal funds rate which may negatively impact our net interest income.

The projected impact of instantaneous changes in interest rates on our net interest income and economic value of equity at December 31, 2022, based on our simulation model, is summarized as follows:

	December 31, 2022			
	% Change in			
Changes in Interest Rates (basis points)	Net Interest Income		Economic Value of Equity	
	Metric	Policy	Metric	Policy
+400	(11.7)	(20.0)	(3.2)	(40.0)
+300	(8.9)	(20.0)	(1.7)	(30.0)
+200	(6.2)	(10.0)	(0.7)	(20.0)
+100	(2.8)	(10.0)	0.8	(10.0)
Static				
-100	1.2	(10.0)	(4.3)	(10.0)
-200	1.0	(10.0)	(12.6)	(20.0)
-300	(0.3)	(20.0)	(24.9)	(30.0)
-400	(3.6)	(20.0)	(49.3)	(40.0)

Our simulation model creates pro forma net interest income scenarios under various interest rate shocks. Given instantaneous and parallel shifts in general market rates of plus 100 basis points, our projected net interest income for the 12 months ending December 31, 2022, would decrease 2.8 percent from model results using current interest rates. Additional disclosures about market risk are included in Part II, Item 7 of this Annual Report, under the heading "Market Risk Sensitivity," and are incorporated into this Item 7A by reference.

The Company has certain loans and derivative instruments whose interest rate is indexed to the London Inter Bank Offered Rate ("LIBOR"). The LIBOR index will be discontinued for U.S. Dollar settings effective June 30, 2023. The Alternative Reference Rates Committee ("ARRC") has proposed that the Secured Overnight Funding Rate ("SOFR") replace USD-LIBOR. ARRC proposed that the transition to SOFR from USD-LIBOR take place by the end of 2021. On March 15, 2022, the Adjustable Interest Rate Act (the LIBOR Act) was signed into law and includes establishing a uniform national approach for replacing LIBOR in legacy contracts that do not provide for the use of a clearly defined replacement benchmark rate. The LIBOR Act also directs the FRB to issue regulations to implement the legislation addressed by this Act.

The Company has USD-LIBOR exposure in various agreements, including variable rate loans and derivatives. The Company created an internal transition team that is managing the transition away from USD-LIBOR. This transition team is a cross-functional team composed of representatives from the commercial and retail banking lines of business, as well as representatives from credit, risk, loan operations, legal, and finance. The transition team determined that the primary indices to be utilized for loans will be prime rate and Term SOFR-based.

The Company has begun transitioning LIBOR-indexed loans to alternative indexes, including prime rate and Term SOFR, and adjusting the spread to maintain the overall yield. The Company transitioned the LIBOR-indexed derivatives to the replacement benchmark rate included in the contracts' fallback language. For all existing LIBOR-based loans and derivatives, remediation efforts are scheduled to be completed by June 30, 2023.

Item 8. Financial Statement and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Peoples Financial Services Corp. and Subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Peoples Financial Services Corp. and Subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive (loss) income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses – General Component Qualitative Factors

Critical Audit Matter Description

As discussed in Notes 1 and 4 to the consolidated financial statements, the allowance for loan losses is established through a provision for loan losses and represents an amount, which, in management's judgment, will be adequate to absorb losses in the loan portfolio. Management develops the general component based on historical loan loss experience adjusted for qualitative factors not reflected in the historical loss experience. Historical loss ratios are measured on a rolling twelve-quarter basis for all loans. The qualitative factors used by the Company include factors such as national and local economic conditions, levels of and trends in classified loans, delinquency rates and nonaccrual loans, trends in volumes and terms of loans, changes in lending policies, lending personnel, and collateral, as well as concentrations in loan types, industry, and geography. The adjustments for qualitative factors require a significant amount of judgment by management and involve a high degree of estimation uncertainty.

We identified the qualitative factor component of the allowance for loan losses as a critical audit matter as auditing the underlying qualitative factors required significant auditor judgment as amounts determined by management rely on analysis that is highly subjective and includes significant estimation uncertainty.

Our audit procedures related to the qualitative factor component of the allowance for loan losses included the following, among others:

- Obtaining an understanding of the relevant controls related to the allowance for loan losses and tested such controls for design and operating effectiveness, including controls related to management's establishment, review, and approval of the qualitative factors, and the completeness and accuracy of data used in determining qualitative factors.

- Evaluation of the appropriateness of management's methodology for estimating the allowance for loan losses.

- Testing of the completeness and accuracy of data used by management in determining qualitative factor adjustments by agreeing them to internal and external source data.

- Testing of management's conclusions regarding the appropriateness of the qualitative factor adjustments and agreement of any changes therein to the allowance for loan losses calculation.

/s/ Baker Tilly US, LLP

We have served as the Company's auditor since 2017.

Allentown, Pennsylvania
March 15, 2023

Peoples Financial Services Corp.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)

December 31		2022		2021
Assets:				
Cash and cash equivalents				
Cash and due from banks	$	37,675	$	30,415
Interest-bearing deposits in other banks		193		7,093
Federal funds sold				242,425
Total cash and cash equivalents		37,868		279,933
Investment securities:				
Available-for-sale		477,703		517,321
Equity investments carried at fair value		110		140
Held-to-maturity: Fair value December 31, 2022, $76,563; December 31, 2021, $70,446		91,179		71,213
Total investment securities		568,992		588,674
Loans		2,730,116		2,329,173
Less: allowance for loan losses		27,472		28,383
Net loans		2,702,644		2,300,790
Loans held for sale				408
Goodwill		63,370		63,370
Premises and equipment, net		55,667		51,502
Bank owned life insurance		48,344		42,754
Deferred tax assets		18,739		5,355
Accrued interest receivable		11,715		8,528
Intangible assets, net		105		468
Other assets		46,071		27,701
Total assets	$	3,553,515	$	3,369,483
Liabilities:				
Deposits:				
Noninterest-bearing	$	772,765	$	737,756
Interest-bearing		2,273,833		2,225,641
Total deposits		3,046,598		2,963,397
Short-term borrowings		114,930		
Long-term debt		555		2,711
Subordinated debentures		33,000		33,000
Accrued interest payable		903		408
Other liabilities		42,179		29,841
Total liabilities		3,238,165		3,029,357
Stockholders' equity:				
Common stock, par value $2.00, authorized 25,000,000 shares, issued and outstanding 7,158,017 shares at December 31, 2022 and 7,169,372 shares at December 31, 2021		14,321		14,341
Capital surplus		126,850		127,549
Retained earnings		230,515		203,750
Accumulated other comprehensive loss		(56,336)		(5,514)
Total stockholders' equity		315,350		340,126
Total liabilities and stockholders' equity	$	3,553,515	$	3,369,483

See notes to consolidated financial statements.

Peoples Financial Services Corp.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME
(Dollars in thousands, except per share data)

Year Ended December 31	2022	2021	2020
Interest income:			
Interest and fees on loans:			
Taxable	$ 95,505	$ 82,493	$ 83,683
Tax-exempt	5,084	3,957	3,736
Interest and dividends on investment securities:			
Taxable	8,234	5,464	5,334
Tax-exempt	2,066	1,731	1,178
Dividends	2	74	97
Interest on interest-bearing deposits in other banks	101	8	31
Interest on federal funds sold	342	330	66
Total interest income	111,334	94,057	94,125
Interest expense:			
Interest on deposits	12,632	7,310	11,739
Interest on short-term borrowings	1,103	78	848
Interest on long-term debt	76	260	702
Interest on subordinated debt	1,774	1,774	1,035
Total interest expense	15,585	9,422	14,324
Net interest income	95,749	84,635	79,801
(Credit) provision for loan losses	(449)	1,750	7,400
Net interest income after provision (credit) for loan losses	96,198	82,885	72,401
Noninterest income:			
Service charges, fees, commissions and other	7,076	6,169	6,809
Merchant services income	964	879	824
Commission and fees on fiduciary activities	2,229	2,273	2,125
Wealth management income	1,430	1,537	1,282
Mortgage banking income	511	975	1,595
Increase in cash surrender value of life insurance	1,020	889	774
Interest rate swap revenue	622	759	2,321
Net (losses) gains on equity investment securities	(31)	2	(6)
Net (losses) gains on sale of investment securities available for sale	(1,976)		918
Gain on sale of Visa Class B shares		12,153	
Total noninterest income	11,845	25,636	16,642
Salaries and employee benefits expense	33,553	29,736	30,135
Net occupancy and equipment expense	16,578	12,848	12,840
Amortization of intangible assets	363	491	606
Net gain on sale of other real estate owned	(478)	(210)	
Professional fees and outside services	2,715	2,137	2,091
FDIC insurance and assessments	1,300	1,117	873
Donations	1,381	1,435	1,357
Other expenses	7,265	7,450	6,966
Total noninterest expense	62,677	55,004	54,868
Income before income taxes	45,366	53,517	34,175
Provision for income tax expense	7,276	9,998	4,821
Net income	38,090	43,519	29,354
Other comprehensive (loss) income:			
Unrealized (loss) gain on investment securities available-for-sale	(66,435)	(11,487)	8,779
Reclassification adjustment for net loss (gain) on sales included in net income	1,976		(918)
Change in benefit plan liabilities	370	2,109	(1,398)
Change in derivative fair value	(728)	(322)	315
Other comprehensive (loss) income	(64,817)	(9,700)	6,778
Income tax (benefit) expense related to other comprehensive (loss) income	(13,995)	(2,037)	1,424
Other comprehensive (loss) income, net of income tax (benefit) expense	(50,822)	(7,663)	5,354
Comprehensive (loss) income	$ (12,732)	$ 35,856	$ 34,708
Per share data:			
Net income:			
Basic	$ 5.31	$ 6.05	$ 4.02
Diluted	$ 5.28	$ 6.02	$ 4.00
Average common shares outstanding:			
Basic	7,168,092	7,196,160	7,304,956
Diluted	7,211,643	7,235,303	7,337,843
Dividends declared	$ 1.58	$ 1.50	$ 1.44

See notes to consolidated financial statements

Peoples Financial Services Corp.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)

For the Three Years Ended December 31, 2022	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balance, January 1, 2020	$ 14,777	$ 135,251	$ 152,187	$ (3,205)	$ 299,010
Net income			29,354		29,354
Other comprehensive income, net of income taxes				5,354	5,354
Dividends declared: $1.44 per share			(10,518)		(10,518)
Stock based compensation		570			570
Restricted stock issued: 8,506 shares, (unearned income $520k)	17	(17)			
Share retirement: 181,417 shares	(363)	(6,530)			(6,893)
Balance, December 31, 2020	14,431	129,274	171,023	2,149	316,877
Net income			43,519		43,519
Other comprehensive loss, net of income tax benefit				(7,663)	(7,663)
Dividends declared: $1.50 per share			(10,792)		(10,792)
Stock based compensation		546			546
Restricted stock issued: 9,192 shares, (unearned income $182k)	18	(18)			
Share retirement: 54,285 shares	(108)	(2,253)			(2,361)
Balance, December 31, 2021	14,341	127,549	203,750	(5,514)	340,126
Net income			38,090		38,090
Other comprehensive loss, net of income tax benefit				(50,822)	(50,822)
Dividends declared: $1.58 per share			(11,325)		(11,325)
Stock based compensation		534			534
Restricted stock issued: 16,403 shares (unearned income $210k)	32	(32)			
Share retirement: 27,733 shares	(52)	(1,201)			(1,253)
Balance, December 31, 2022	$ 14,321	$ 126,850	$ 230,515	$ (56,336)	$ 315,350

See notes to consolidated financial statements

Peoples Financial Services Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except per share data)

Year Ended December 31,	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 38,090	$ 43,519	$ 29,354
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of premises and equipment	3,088	2,702	2,900
Amortization of right-of-use lease asset	583	449	744
Amortization (accretion) of deferred loan fees, net	1,294	(491)	(2,236)
Amortization of intangibles	363	491	606
Amortization of low income housing partnerships	454	427	569
(Credit) provision for loan losses	(449)	1,750	7,400
Net unrealized loss (gain) on equity investment securities	31	(2)	35
Gain on sale of Visa Class B shares		(12,153)	
Net (gain) loss on sale of other real estate owned	(478)	(126)	39
Net gain on sale of equity securities			(29)
Loans originated for sale	(12,200)	(24,387)	(43,780)
Proceeds from sale of loans originated for sale	12,655	25,147	44,832
Net gain on sale of loans originated for sale	(47)	(331)	(903)
Net amortization of investment securities	1,488	1,317	1,084
Net loss (gain) on sale of investment securities available-for-sale	1,976		(918)
Gain on sale of premises and equipment	(175)	(50)	
Increase in cash surrender value of life insurance	(1,020)	(889)	(774)
Deferred income tax expense	611	450	(1,779)
Stock based compensation	534	546	570
Net change in:			
Accrued interest receivable	(3,187)	(273)	(1,274)
Other assets	(1,701)	1,128	(12,268)
Accrued interest payable	495	(328)	(541)
Other liabilities	(48)	1,875	13,549
Net cash provided by operating activities	42,357	40,771	37,180
Cash flows from investing activities:			
Proceeds from sales of investment securities available-for-sale	43,503		65,120
Proceeds from repayments of investment securities:			
Available-for-sale	41,191	57,513	84,622
Held-to-maturity	5,745	2,886	427
Proceeds from sale of Visa Class B shares		12,153	
Purchases of investment securities:			
Available-for-sale	(112,838)	(291,658)	(107,196)
Held-to-maturity	(25,872)	(66,943)	
Net (purchase) redemption of restricted equity securities	(5,585)	1,352	4,804
Net increase in loans	(402,699)	(151,955)	(241,307)
Investment in bank owned life insurance	(5,881)		(6,500)
Purchases of premises and equipment	(7,831)	(4,885)	(2,292)
Proceeds from the sale of premises and equipment	170	58	435
Proceeds from bank owned life insurance	1,312	451	
Proceeds from sale of other real estate owned	966	925	647
Net cash used in investing activities	(467,819)	(440,103)	(201,240)
Cash flows from financing activities:			
Net increase in deposits	83,201	526,284	465,624
Proceeds from Paycheck Protection Program Liquidity Facility			103,650
Repayment of Paycheck Protection Program Liquidity Facility			(103,650)
Proceeds from subordinated debentures			33,000
Repayment of long-term debt	(2,156)	(12,058)	(17,964)
Net increase (decrease) in short-term borrowings	114,930	(50,000)	(102,150)
Retirement of common stock	(1,253)	(2,361)	(6,893)
Cash dividends paid	(11,325)	(10,792)	(10,518)
Net cash provided by financing activities	183,397	451,073	361,099
Net (decrease) increase in cash and cash equivalents	(242,065)	51,741	197,039
Cash and cash equivalents at beginning of period	279,933	228,192	31,153
Cash and cash equivalents at end of period	$ 37,868	$ 279,933	$ 228,192

Peoples Financial Services Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except per share data)

Year Ended December 31,	2022	2021	2020
Supplemental disclosures:			
Cash paid during the period for:			
Interest	$ 15,090	$ 9,750	$ 14,865
Income taxes	10,000	6,740	6,250
Noncash items:			
Transfers of loans to other real estate	$	$ 544	$ 1,163
Origination of mortgage servicing rights		247	318
Initial recognition of right-of-use assets		2,731	899
Initial recognition of lease liability		2,731	899

See notes to consolidated financial statements

Peoples Financial Services Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies:

Nature of operations:

The accompanying Consolidated Financial Statements include the accounts of Peoples Financial Services Corp. (the "Parent Company") and its wholly-owned subsidiary, Peoples Security Bank and Trust Company ("Peoples Bank" or when consolidated with the Parent Company, the "Company" or "Peoples"). All significant intercompany balances and transactions have been eliminated in consolidation.

Peoples Financial Services Corp., a bank holding company incorporated under the laws of Pennsylvania, provides a full range of financial services through its wholly-owned subsidiary, Peoples Security Bank and Trust Company. The Company services its retail and commercial customers through twenty-eight full-service community banking offices located within Allegheny, Bucks, Lackawanna, Lebanon, Lehigh, Luzerne, Monroe, Montgomery, Northampton, Susquehanna and Wyoming Counties of Pennsylvania, Middlesex County of New Jersey and Broome County of New York.

Peoples Bank is a state-chartered bank and trust company under the jurisdiction of the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation. Peoples Bank's primary product is loans to small and medium-sized businesses. Other lending products include one-to-four family residential mortgages and consumer loans. Peoples Bank primarily funds its loans by offering deposits to commercial enterprises and individuals. Deposit product offerings include checking accounts, savings accounts, money market accounts and certificates of deposits.

The Company faces competition primarily from commercial banks, thrift institutions and credit unions within its market, many of which are larger in terms of assets and capital. In addition, mutual funds and security brokers compete for various types of deposits, and consumer, mortgage, leasing and insurance companies compete for various types of loans and leases. Principal methods of competing for banking and permitted nonbanking services include price, nature of product, quality of service and convenience of location.

Peoples Financial Services Corp. and Peoples Bank are subject to regulations of certain federal and state regulatory agencies and undergo periodic examinations.

Basis of presentation:

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), Regulation S-X and reporting practices applied in the banking industry. All significant intercompany balances and transactions have been eliminated in consolidation. The Company also presents herein condensed parent company only financial information regarding the Parent Company. Prior period amounts are reclassified when necessary to conform with the current year's presentation. Such reclassifications had no effect on financial position or results of operations.

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2022, for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

Estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates that are particularly susceptible to material change in the near term relate to the determination of the allowance for loan losses, fair value of financial instruments, the valuation of deferred tax assets, the valuation of derivative instruments and impairment of goodwill. Actual results could differ from those estimates.

Investment securities:

Investment securities are classified and accounted for as either held-to-maturity or available-for-sale securities based on management's intent at the time of acquisition. Management is required to reassess the appropriateness of such classifications at each reporting date. The Company classifies debt securities as held-to maturity when management has the positive intent and ability to hold such securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premium and accretion of discount. Investment securities are designated as available-for-sale when they are to be held for indefinite periods of time as management intends to use such securities to implement asset/liability strategies or to sell them in response to changes in interest rates, prepayment risk, liquidity requirements, or other circumstances identified by management. Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of income taxes, excluded from earnings and reported in a separate component of stockholders' equity. All marketable equity securities are accounted for at fair value with unrealized gains and losses reported in earnings. Estimated fair values for investment securities are based on quoted market prices from a national pricing service. Realized gains and losses are computed using the specific identification method and are included in noninterest income. Premiums on callable debt securities are amortized to the earliest call date from the maturity date. Premiums on non-callable securities are amortized and discounts are accreted using the interest method over the expected life of the security. Investment securities that are bought and held principally for the purpose of selling them in the near term, in order to generate profits from market appreciation, are classified as trading account securities. Transfers of securities between categories are recorded at fair value at the date of the transfer, with the accounting treatment of unrealized gains or losses determined by the category into which the security is transferred.

Management evaluates each investment security to determine if a decline in fair value below its amortized cost is an other-than-temporary impairment ("OTTI") at least quarterly, and more frequently when economic or market concerns warrant an evaluation. Factors considered in determining whether an other-than-temporary impairment was incurred include: (i) the length of time and the extent to which the fair value has been less than amortized cost; (ii) the financial condition and near-term prospects of the issuer; (iii) whether a decline in fair value is attributable to adverse conditions specifically related to the security or specific conditions in an industry or geographic area; (iv) the credit-worthiness of the issuer of the security; (v) whether dividend or interest payments have been reduced or have not been made; (vi) an adverse change in the remaining expected cash flows from the security such that the Company will not recover the amortized cost of the security; (vii) whether management intends to sell the security; and (viii) if it is more likely than not that management will be required to sell the security before recovery. If a decline is judged to be other-than-temporary, the individual security is written-down to fair value with the credit related component of the write-down included in earnings. The assessment of whether an other-than-temporary impairment exists involves a high degree of subjectivity and judgment and is based on information available to management at a point in time.

Transfers of Financial Assets:

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loans held for sale:

Loans held for sale consist of one-to-four family residential mortgages originated and intended for sale in the secondary market. The loans are carried in aggregate at the lower of cost or estimated market value, based upon current delivery prices in the secondary mortgage market. Net unrealized losses are recognized through a valuation allowance by corresponding charges to income. Gains or losses on the sale of these loans are recognized in noninterest income at the time of sale using the specific identification method. Loan origination fees, net of certain direct loan origination costs, are included in net gains or losses upon the sale of the related mortgage loan.

Loans, net:

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of deferred fees or costs. Interest income is accrued on the principal amount outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the related loan as an adjustment to yield using the effective interest method. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective interest method. Delinquency fees are recognized in income at the time when they are paid by customer.

The loan portfolio is segmented into commercial and retail loans. Commercial loans consist of commercial, commercial real estate, municipal and other related tax free loans. Retail loans consist of residential real estate and other consumer loans.

The Company makes commercial loans for real estate development and other business purposes to its customers. The Company's credit policies establish advance rates against the different forms of collateral that can be pledged against various commercial loans. Typically, the majority of loans will be underwritten to a percentage of their underlying collateral values such as real estate values, equipment, eligible accounts receivable and inventory. Individual loan advance rates may be higher or lower depending upon the financial strength of the borrower and/or term of the loan. Generally, assets financed through commercial loans are used for the operations of the business. Repayment for these types of loans generally comes from the cash flow of the business or the ongoing conversion of assets. Commercial real estate loans include construction, mini-perm, or longer term loans financing commercial properties. Repayment of these loans is generally dependent upon either the ongoing business cash flow from an owner occupied property or the lease/rental income or sale of a non-owner occupied property. Commercial real estate loans typically require a loan to value of not greater than 80 percent and vary in terms. In addition, the payment expectations on loans secured by income-producing properties typically depend on the successful operations of the related business and thus may be subject to a greater extent to adverse conditions in the real estate market and in the general economy.

Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential mortgage loans and consumer loans. Of primary concern in commercial real estate lending is the borrower's and any guarantor's creditworthiness and the feasibility and cash flow potential of the financed project. Additional considerations include: location, market and geographic concentration risks, loan to value, strength of guarantors and quality of tenants. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a higher level of risk than residential real estate loans, which could be caused by unfavorable conditions in the real estate market or the economy. To effectively monitor loans on income properties, the Company requires borrowers and loan guarantors, if any, to provide annual financial statements on commercial real estate loans and rent rolls where applicable. In reaching a decision on whether to make a commercial real estate loan, the Company considers and reviews a cash flow analysis of the borrower and guarantor, when applicable. In addition, the Company evaluates business cash flows, if applicable, net operating income of the property, the borrower's expertise, credit history and the value of the underlying property. The Company has generally required that the properties securing these real estate loans have debt service coverage ratios, which is net cash flow before debt service to debt service, of at least 1.2 times. An environmental report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Commercial loans are generally made on the basis of a business entity or individual borrower's ability to make repayment from business cash flows or individual borrowers' employment and other income. Commercial business loans tend to have a slightly higher risk than commercial real estate loans because collateral usually consists of business assets versus real estate. Further, any collateral securing such loans may depreciate over time and could be difficult to appraise and liquidate. As a result, repayment of commercial business loans may depend substantially on the success of the business itself.

Residential mortgages, including home equity loans, are secured by the borrower's residential real estate in either a first or second lien position. Residential mortgages have varying loan rates depending on the financial condition of the borrower, loan to value ratio and term. Residential mortgages may have amortizations up to 30 years.

Consumer loans include installment loans, car loans, and overdraft lines of credit. These loans are both secured and unsecured. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state insolvency laws, may limit the amount that can be recovered on such loans.

Off-balance sheet financial instruments:

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, unused portions of lines of credit and standby letters of credit. These financial instruments are recorded in the consolidated financial statements when they are funded. Fees on commercial letters of credit and on unused available lines of credit are recorded as interest and fees on loans and are included in interest income when paid. The Company records an allowance for off-balance sheet credit losses, if deemed necessary, separately as a liability.

Nonperforming assets:

Nonperforming assets consist of nonperforming loans and other real estate owned. Nonperforming loans include nonaccrual loans, troubled debt restructured loans and accruing loans past due 90 days or more. Past due status is based on contractual terms of the loan. Generally, a loan is classified as nonaccrual when it is determined that the collection of all or a portion of interest or principal is doubtful or when a default of interest or principal has existed for 90 days or more, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual, interest accruals discontinue and uncollected accrued interest is reversed against income in the current period. Interest collections after a loan has been placed on nonaccrual status are credited to a suspense account until either the loan is returned to performing status or charged-off. The interest accumulated in the suspense account is credited to income over the remaining life of the loan using the effective yield method if the nonaccrual loan is returned to performing status. However, if the nonaccrual loan is charged-off, the accumulated interest is applied as a reduction to principal at the time the loan is charged-off. A nonaccrual loan is returned to performing status when the loan is current as to principal and interest and has performed according to the contractual terms for a minimum of six months.

Troubled debt restructured loans ("TDRs") are loans with original terms, interest rate, or both, that have been modified as a result of a deterioration in the borrower's financial condition and a concession has been granted that the Company would not otherwise consider. Unless on nonaccrual, interest income on these loans is recognized when earned, using the interest method. The Company offers a variety of modifications to borrowers that would be considered concessions. The modification categories offered can generally fall within the following categories:

- Rate Modification — A modification in which the interest rate is changed to a below market rate.

- Term Modification — A modification in which the maturity date, timing of payments or frequency of payments is changed.

- Interest Only Modification — A modification in which the loan is converted to interest only payments for a period of time.

- Payment Modification — A modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

- Combination Modification — Any other type of modification, including the use of multiple categories above.

The Company segments loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Loans are individually analyzed for credit risk by classifying them within the Company's internal risk rating system. The Company's risk rating classifications are defined as follows:

- Pass — A loan to borrowers with acceptable credit quality and risk that is not adversely classified as Substandard, Doubtful, Loss nor designated as Special Mention.

- Special Mention — A loan that has potential weaknesses that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the institution's credit position at some future date. Special Mention loans are not adversely classified since they do not expose the Company to sufficient risk to warrant adverse classification.

- Substandard — A loan that is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.

- Doubtful — A loan classified as Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristic that the weaknesses make the collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

- Loss — A loan classified as Loss is considered uncollectible and of such little value that its continuance as a bankable loan is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

Other real estate owned is comprised of properties acquired through foreclosure proceedings or in-substance foreclosures. A loan is classified as in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Other real estate owned is included in other assets and recorded at fair value less cost to sell at the time of acquisition, establishing a new cost basis. Any excess of the loan balance over the recorded value is charged to the allowance for loan losses. Subsequent declines in the recorded values of the properties prior to their disposal and costs to maintain the assets are included in other expenses. Any gain or loss realized upon disposal of other real estate owned is included in noninterest expense.

Allowance for loan losses:

The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date. The allowance for loan losses account is maintained through a provision for loan losses charged to earnings. Loans, or portions of loans, determined to be confirmed losses are charged against the allowance account and subsequent recoveries, if any, are credited to the account. A loss is considered confirmed when information available at the financial statement date indicates the loan, or a portion thereof, is uncollectible. Nonaccrual, troubled debt restructured and loans deemed impaired at the time of acquisition are reviewed monthly to determine if carrying value reductions are warranted or if these classifications should be changed. Consumer loans are considered losses and charged-off when they are 120 days past due.

Management evaluates the adequacy of the allowance for loan losses account quarterly. This assessment is based on past charge-off experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. Regulators, in reviewing the loan portfolio as part of the scope of a regulatory examination, may require the Company to increase its allowance for loan losses or take other actions that would require the Company to increase its allowance for loan losses.

The allowance for loan losses is maintained at a level believed to be adequate to absorb probable credit losses related to specifically identified loans, as well as probable incurred losses inherent in the remainder of the loan portfolio as of the balance sheet date. This consists of a specific allowance for impaired loans individually evaluated and a portion for loss contingencies on those loans collectively evaluated.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. Factors considered by management in determining impairment include payment status, ability to pay and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Company recognizes interest income on impaired loans, including the recording of cash receipts, for nonaccrual, restructured loans or accruing loans depending on the status of the impaired loan. Loans considered impaired are measured for impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. If the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral, if the loan is collateral dependent, is less than the recorded investment in the loan, a specific allowance for the loan will be established.

The collectively evaluated portion of the allowance for loan losses relates to large pools of smaller-balance homogeneous loans and those identified loans considered not individually impaired having similar characteristics as these loan pools. Loss contingencies for each of the major loan pools are determined by applying a total loss factor to the current balance outstanding for each individual pool. The total loss factor is comprised of a historical loss factor using a loss migration method plus qualitative factors, which adjusts the historical loss factor for changes in trends, conditions and other relevant factors that may affect repayment of the loans in these pools as of the evaluation date. Loss migration involves determining the percentage of each pool that is expected to ultimately result in loss based on historical loss experience.

The historical loss factor for each pool is a weighted average of the Company's historical net charge-off ratio for the most recent rolling twelve quarters. Management adjusts these historical loss factors by qualitative factors that represents a number of environmental risks that may cause estimated credit losses associated with the current portfolio to differ from historical loss experience. These environmental risks include: (i) changes in lending policies and procedures including underwriting standards and collection, charge-off and recovery practices; (ii) changes in the composition and volume of the portfolio; (iii) changes in national, local and industry conditions, including the effects of such changes on the value of underlying collateral for collateral-dependent loans; (iv) changes in the volume and severity of classified loans, including past due, nonaccrual, troubled debt restructures and other loan modifications; (v) changes in the levels of, and trends in, charge-offs and recoveries; (vi) the existence and effect of any concentrations of credit and changes in the level of such concentrations; (vii) changes in the experience, ability and depth of lending management and other relevant staff; (viii) changes in the quality of the loan review system and the degree of oversight by the board of directors; and (ix) the effect of external factors such as competition, pandemics and legal and regulatory requirements on the level of estimated credit losses in the current loan portfolio. Each environmental risk factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Qualitative loss factors are based on specific quantitative and qualitative criteria that are used to assess the level of loss exposure arising from key sources of risk within the loan portfolio segments.

Management believes the level of the allowance for loan losses was adequate to absorb probable credit losses inherent in the loan portfolio as of December 31, 2022.

Revenue from Contracts with Customers:

The Company records revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, "Revenue from Contracts with Customers" ("Topic 606"). Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation. Significant revenue has not been recognized in the current reporting period that results from performance obligations satisfied in previous periods.

The Company's primary sources of revenue are derived from interest and dividends earned on loans, investment securities, and other financial instruments that are not within the scope of Topic 606. The Company has evaluated the nature of its contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the consolidated statements of income was not necessary. The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed; charged either on a periodic basis or based on activity. The following is a discussion of revenues within the scope of the guidance:

- *Service charges, fees, commissions and other*. Service charges, fees and commissions on deposit accounts include fees for banking services provided, overdrafts and non-sufficient funds. Revenue is generally recognized in accordance with published deposit account agreements for retail accounts or contractual agreements for commercial accounts. The Company's deposit services also include our ATM and debit card interchange revenue that is presented gross of the associated costs. Interchange revenue is generated by the Company's deposit customers' usage and volume of activity. Interchange rates are not controlled by the Company, which effectively acts as processor that collects and remits payments associated with customer debit card transactions.

- *Commission and fees on fiduciary activities.* Commission and fees on fiduciary activities includes fees and commissions from investment management, administrative and advisory services primarily for individuals, and to a lesser extent, partnerships and corporations. Revenue is recognized on an accrual basis at the time the services are performed and when the Company has a right to invoice and are based on either the market value of the assets managed or the services provided.

- *Wealth management income.* Wealth management income includes fees and commissions charged when the Company arranges for another party to transfer brokerage services to a customer. The fees and commissions under this agent relationship are based upon stated fee schedules based upon the type of transaction, volume, and value of the services provided.

- *Merchant services income*. Merchant services revenue is derived from a third party vendor that processes credit card transactions on behalf of the Company's merchant customers. Merchant services revenue is primarily comprised of residual fee income based on the referred merchant's processing volumes and/or margin.

Premises, equipment and lease commitments:

Land is stated at cost. Premises, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The cost of routine maintenance and repairs is expensed as incurred. The cost of major replacements, renewals and betterments is capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are eliminated and any resulting gain or loss is reflected in noninterest income. Depreciation and amortization are computed principally using the straight-line method based on the following estimated useful lives of the related assets, or in the case of leasehold improvements, to the expected terms of the leases, if shorter:

Premises and leasehold improvements	7 – 40 years
Furniture, fixtures and equipment	3 – 10 years

A right-of-use asset and related lease liability is recognized on the Consolidated Statements of Financial Condition for operating leases Peoples Bank has entered to lease certain office facilities. These amounts are reported as components of premises and equipment and other liabilities. Short-term operating leases, which are leases with an original term of 12 months or less and do not have a purchase option that is likely to be exercised, are not recognized as part of the right-of-use asset or lease liability.

Goodwill and other intangible assets, net:

The Company accounts for its acquisitions using the purchase accounting method. Purchase accounting requires the total purchase price to be allocated to the estimated fair values of assets acquired and liabilities assumed, including certain intangible assets that must be recognized. Typically, this allocation results in the purchase price exceeding the fair value of net assets acquired, which is recorded as goodwill. Core deposit intangibles are a measure of the value of checking, money market and savings deposits acquired in business combinations. Core deposit intangibles and other identified intangibles with finite useful lives are amortized using the sum of the year's digits over their estimated useful lives of up to ten years.

Goodwill and other intangible assets are tested for impairment annually at December 31st or when circumstances arise indicating impairment may have occurred. In making this assessment that impairment may have occurred, management considers a number of factors including, but not limited to, operating results, business plans, economic projections, anticipated future cash flows, and current market data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of impairment. Changes in economic and operating conditions, as well as other factors, could result in impairment in future periods. Any impairment losses arising from such testing would be reported in the consolidated statements of income and comprehensive income as a separate line item within operations. There were no impairment losses recognized as a result of periodic impairment testing in each of the three-years ended December 31, 2022.

Mortgage servicing rights:

Mortgage servicing rights are recognized as a separate asset upon the sale and servicing of mortgage loans by the Company. The Company calculates a mortgage servicing right by allocating the total costs incurred between the loan sold and the servicing right, based on their relative fair values at the date of the sale. Mortgage servicing rights are included in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans. In addition, mortgage servicing rights are evaluated for impairment at each reporting date based on the fair value of those rights. For purposes of measuring impairment, the rights are stratified by loan type, term and interest rate. The amount of impairment recognized, through a valuation allowance, is the amount by which the mortgage servicing rights for a stratum exceed their fair value.

Restricted equity securities:

As a member of the Federal Home Loan Bank of Pittsburgh ("FHLB"), the Company is required to purchase and hold stock in the FHLB to satisfy membership and borrowing requirements. This stock is restricted in that it can only be redeemed by the FHLB or transferred to another member institution, and all redemptions of FHLB stock must be at par. As a result of these restrictions, FHLB stock is unlike other investment securities as there is no trading market for FHLB stock and the transfer price is determined by FHLB membership rules and not by market participants. The carrying value of restricted stock is included in other assets.

Bank owned life insurance:

The Company invests in bank owned life insurance ("BOLI") as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance on certain employees or directors. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from increases in cash surrender value of the policies is included in noninterest income. The policies can be liquidated, if necessary, with associated tax costs. However, the Company intends to hold these policies and, accordingly, the Company has not provided for income taxes on the earnings from the increase in cash surrender value.

Pension and post-retirement benefit plans:

The Company sponsors a separate Employee Stock Ownership Plan ("ESOP") and Retirement Profit Sharing 401(k) Plan and maintains Supplemental Executive Retirement Plans ("SERPs") and an employee pension plan, which is currently frozen. The Company also provides post-retirement benefit plans other than pensions, consisting principally of life insurance benefits, to eligible retirees. The liabilities and annual income or expense of the Company's pension and other post-retirement benefit plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return, based on the market-related value of assets. The fair values of plan assets are determined based on prevailing market prices or estimated fair value for investments with no available quoted prices.

Statements of Cash Flows:

Cash and cash equivalents include cash on hand, cash items in the process of collection, noninterest-bearing and interest-bearing deposits in other banks and federal funds sold.

Derivative Instruments and Hedging Activities:

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The Company has elected to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Fair value of financial instruments:

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosure under GAAP. Fair value estimates are calculated without attempting to estimate the value of anticipated future business and the value of certain assets and liabilities that are not considered financial. Accordingly, such assets and liabilities are excluded from disclosure requirements.

Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets. In many cases, these values cannot be realized in immediate settlement of the instrument.

Current fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction that is not a forced liquidation or distressed sale between participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

In accordance with GAAP, the Company groups its assets and liabilities generally measured at fair value into three levels based on market information or other fair value estimates in which the assets and liabilities are traded or valued and the reliability of the assumptions used to determine fair value. These levels include:

- Level 1: Unadjusted quoted prices of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

- Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following methods and assumptions were used by the Company to construct the summary table in Note 14 containing the fair values and related carrying amounts of financial instruments measured at fair value:

Investment securities: The fair values of marketable equity securities are based on quoted market prices from active exchange markets. The fair values of debt securities are based on pricing from a matrix pricing model and quoted market prices.

Impaired loans: Fair values for impaired loans are estimated using discounted cash flow analysis determined by the loan review function or underlying collateral values, where applicable.

Interest rate swaps and floors: Values of these instruments are obtained through an independent pricing source utilizing information which may include market observed quotations for swaps, Libor rates, forward rates and rate volatility. Derivative contracts create exposure to interest rate movements as well as risks from the potential of non-performance of the counterparty.

Income taxes:

Deferred income taxes are provided on the balance sheet method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the effective date. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a likelihood of being realized on examination of more than 50 percent. For tax positions not meeting the more likely than not threshold, no tax benefit is recorded. Under the more likely than not threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would give rise to the non-recognition of an existing tax benefit. The Company had no material unrecognized tax benefits or accrued interest and penalties for any year in the three-year period ended December 31, 2022.

As applicable, the Company recognizes accrued interest and penalties assessed as a result of a taxing authority examination through income tax expense. The Company files consolidated income tax returns in the United States of America and various state jurisdictions. With limited exception, the Company is no longer subject to federal and state income tax examinations by taxing authorities for years before 2019.

Other comprehensive income (loss):

The components of other comprehensive income (loss) and their related tax effects are reported in the consolidated statements of income and comprehensive income. The accumulated other comprehensive income (loss) included in the consolidated balance sheets relates to net unrealized gains and losses on investment securities available-for-sale, the net change in derivative fair value and the unfunded benefit plan amounts which include prior service costs and unrealized net losses.

Earnings per share:

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to awards of restricted stock units, and are determined using the treasury stock method.

(Dollars in thousands, except percents)	2022 Basic	2022 Diluted	2021 Basic	2021 Diluted	2020 Basic	2020 Diluted
Net income	$ 38,090	$ 38,090	$ 43,519	$ 43,519	$ 29,354	$ 29,354
Average common shares outstanding	7,168,092	7,211,643	7,196,160	7,235,303	7,304,956	7,337,843
Earnings per share	$ 5.31	$ 5.28	$ 6.05	$ 6.02	$ 4.02	$ 4.00

Stock-based compensation:

The Company recognizes all share-based payments to employees in the consolidated statements of income and comprehensive income based on their fair values. The fair value of such equity instruments is recognized as an expense in the consolidated financial statements as services are performed. The Company has granted restricted stock awards and units to employees at a price equal to the fair value of the shares underlying the awards at the date of grant. The fair value of restricted stock awards and units are equivalent to the fair value on the date of grant and is amortized over the vesting period.

Recent accounting standards:

Recently Issued But Not Yet Effective Accounting Pronouncements

ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): "Measurement of Credit Losses on Financial Instruments", as modified by subsequent ASUs, changes accounting for credit losses on loans receivable and debt securities from an incurred loss methodology to an expected credit loss methodology. Among other things, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Accordingly, ASU 2016-13 requires the use of forward-looking information to form credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, though the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on debt securities and purchased financial assets with credit deterioration. The effect of implementing this ASU is recorded through a cumulative-effect adjustment to retained earnings. The Company has formed a committee and engaged outside vendors to implement a platform to utilize the alternative loss estimation methodologies in determining the impact that adoption of this standard will have on the Company's financial condition and results of operations.

The Company has adopted ASU 2016-13 effective January 1, 2023. The Company has largely completed its assessment of related processes, internal controls, and data sources and has developed, documented, and validated an advanced probability of default/loss given default model utilizing a third-party software provider. Our allowance for credit losses ("ACL") estimate uses this model and estimation techniques based on historical loss experience, current borrower characteristics, current conditions, forecasts of future economic conditions and other relevant factors. The Company will use models and other loss estimation techniques that are responsive to changes in forecasted economic conditions to interpret borrower and economic factors in order to estimate the ACL. The Company also applies qualitative factors to account for information that may not be reflected in quantitatively derived results. Qualitative factors include: changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; changes in management; changes in the quality of the Bank's loan review process; the existence of any concentrations of credit and other external factors to ensure the ACL reflects our expected credit losses. The Company expects its ACL estimate to be sensitive to various factors such as current and forecasted economic conditions. The ACL includes off-balance sheet components such as unfunded loan commitments and loss estimates for held to maturity debt securities.

Based upon the Company's fourth quarter parallel run, assessment of the composition, characteristics and credit quality of the Company's loan and investment securities portfolio, as well as the economic conditions in effect as of the adoption date, management estimates the adoption of ASU 2016-13 will result in a decrease of approximately $2.5 - $3.0 million to the Company's ACL. The Company estimates that the impact of adoption to retained earnings, net of tax, will be an increase of approximately $2.1 to $2.5 million.

ASU 2020-04, Reference Rate Reform (Topic 848) provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The amendments in Update 2020-04 are elective and apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The guidance includes a general principle that permits an entity to consider contract modifications due to reference rate reform to be an event that does not require contract re-measurement at the modification date or reassessment of a previous accounting determination. Some specific optional expedients are as follows:

- Simplifies accounting for contract modifications, including modifications to loans receivable and debt, by prospectively adjusting the effective interest rate.

- Simplifies the assessment of hedge effectiveness and allows hedging relationships affected by reference rate reform to continue.

The amendments in ASU 2020-04 are effective as of March 12, 2020 through December 31, 2022. The Company applied the amendments prospectively for applicable loan and other contracts within the effective period of ASU 2020-04.

2. Cash and due from banks:

On March 26, 2020, the Board of Governors of the Federal Reserve System eliminated the reserve requirement for all depository institutions. Prior to this date, the Company was required to maintain average reserve balances as established by the Federal Reserve Bank. Total cash and due from banks balances were $37.9 million and $279.9 million at December 31, 2022 and 2021, respectively.

3. Investment securities:

The amortized cost and fair value of investment securities aggregated by investment category at December 31, 2022 and 2021 are summarized as follows:

(Dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
	December 31, 2022							
Available-for-sale:								
U.S. Treasury securities	$	199,937	$		$	19,640	$	180,297
U.S. government-sponsored enterprises		16,955				585		16,370
State and municipals:								
Taxable		68,946				13,588		55,358
Tax-exempt		99,774		93		11,460		88,407
Residential mortgage-backed securities:								
U.S. government agencies		982				40		942
U.S. government-sponsored enterprises		141,231				20,112		121,119
Commercial mortgage-backed securities:								
U.S. government-sponsored enterprises		12,128				544		11,584
Corporate debt securities		4,000				374		3,626
Total	$	543,953	$	93	$	66,343	$	477,703
Held-to-maturity:								
Tax-exempt state and municipals	$	11,237	$	1	$	841	$	10,397
Residential mortgage-backed securities:								
U.S. government agencies		17,304				3,016		14,288
U.S. government-sponsored enterprises		62,638				10,760		51,878
Total	$	91,179	$	1	$	14,617	$	76,563

(Dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
	December 31, 2021							
Available-for-sale:								
U.S. Treasury securities	$	193,849	$	107	$	2,382	$	191,574
U.S. government-sponsored enterprises		33,435		343				33,778
State and municipals:								
Taxable		69,066		994		1,082		68,978
Tax-exempt		96,412		2,452		614		98,250
Residential mortgage-backed securities:								
U.S. government agencies		1,790		53				1,843
U.S. government-sponsored enterprises		109,018		939		2,925		107,032
Commercial mortgage-backed securities:								
U.S. government-sponsored enterprises		12,542		406				12,948
Corporate debt securities		3,000				82		2,918
Total	$	519,112	$	5,294	$	7,085	$	517,321
Held-to-maturity:								
Tax-exempt state and municipals	$	11,476	$	126	$	56	$	11,546
Residential mortgage-backed securities:								
U.S. government agencies		18,802				392		18,410
U.S. government-sponsored enterprises		40,935		3		448		40,490
Total	$	71,213	$	129	$	896	$	70,446

At December 31, 2022, our marketable equity security portfolio consisted of stock of one financial institution. At December 31, 2022 and December 31, 2021, we had $0.1 million in equity securities recorded at fair value. At December 31, 2022, the fair value of our equity portfolio was less than the cost basis by $44 thousand. The following is a summary of unrealized and realized gains and losses recognized in net income on equity marketable securities during 2022 and 2021.

(Dollars in thousands)	2022	2021
Net (loss) gain recognized during the period on equity securities	$ (31)	$ 2
Unrealized gain recognized during the reporting period on equity securities still held at the reporting date	$ (31)	$ 2

The maturity distribution of the fair value, which is the net carrying amount, of the debt securities classified as available-for-sale at December 31, 2022, is summarized as follows:

(Dollars in thousands)	Fair Value
Within one year	$ 15,601
After one but within five years	168,324
After five but within ten years	72,917
After ten years	84,933
	341,775
Mortgage-backed and other amortizing securities	135,928
Total	$ 477,703

Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

The maturity distribution of the amortized cost and fair value, of debt securities classified as held-to-maturity at December 31, 2022, is summarized as follows:

(Dollars in thousands)	Amortized Cost	Fair Value
After five but within ten years	$ 8,884	$ 8,227
After ten years	2,353	2,170
	11,237	10,397
Mortgage-backed securities	79,942	66,166
Total	$ 91,179	$ 76,563

Securities with a carrying value of $168.0 million and $203.6 million at December 31, 2022 and 2021, respectively, were pledged to secure public deposits and certain other deposits as required or permitted by law.

Securities and short-term investment activities are conducted with a diverse group of government entities, corporations and state and local municipalities. The counterparty's creditworthiness and type of collateral is evaluated on a case-by-case basis. At December 31, 2022 and 2021, there were no significant concentrations of credit risk from any one issuer, with the exception of U.S. government agencies and sponsored enterprises that exceeded 10.0 percent of stockholders' equity.

The fair value and gross unrealized losses of investment securities with unrealized losses for which an OTTI has not been recognized at December 31, 2022 and 2021, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, are summarized as follows:

	December 31, 2022								
	Less Than 12 Months			12 Months or Greater			Total		
(Dollars in thousands)	Number of Securities in a Loss Position	Fair Value	Unrealized Losses	Number of Securities in a Loss Position	Fair Value	Unrealized Losses	Number of Securities in a Loss Position	Fair Value	Unrealized Losses
U.S. Treasury securities	5	$ 23,700	$ 1,887	40	$156,597	$ 17,753	45	$180,297	$ 19,640
U.S. government-sponsored enterprises	4	14,104	197	1	2,266	388	5	16,370	585
State and municipals:									
Taxable	21	19,919	2,908	45	34,464	10,680	66	54,383	13,588
Tax-exempt	39	30,973	1,690	84	59,664	10,611	123	90,637	12,301
Residential mortgage-backed securities:									
U.S. government agencies	5	904	39	4	14,326	3,017	9	15,230	3,056
U.S. government-sponsored enterprises	19	57,166	2,029	25	115,831	28,843	44	172,997	30,872
Commercial mortgage-backed securities:									
U.S. government agencies									
U.S. government-sponsored enterprises	4	11,584	544	0	0	0	4	11,584	544
Corporate debt securities	1	953	47	5	2,673	327	6	3,626	374
Total	98	$159,303	$ 9,341	204	$385,821	$ 71,619	302	$ 545,124	$ 80,960

	December 31, 2021								
	Less Than 12 Months			12 Months or Greater			Total		
(Dollars in thousands)	Number of Securities in a Loss Position	Fair Value	Unrealized Losses	Number of Securities in a Loss Position	Fair Value	Unrealized Losses	Number of Securities in a Loss Position	Fair Value	Unrealized Losses
U.S. Treasury securities	42	$ 179,974	$ 2,382		$	$	42	$ 179,974	$ 2,382
U.S. government-sponsored enterprises									
State and municipals:									
Taxable	27	26,827	718	8	8,008	364	35	34,835	1,082
Tax-exempt	61	38,693	357	2	10,319	313	63	49,012	670
Residential mortgage-backed securities:									
U.S. government agencies	3	18,398	392				3	18,398	392
U.S. government-sponsored enterprises	13	77,875	1,454	7	48,276	1,919	20	126,151	3,373
Commercial mortgage-backed securities:									
U.S. government-sponsored enterprises									
Corporate debt securities	4	2,449	51	1	470	31	5	2,919	82
Total	150	$ 344,216	$ 5,354	18	$ 67,073	$ 2,627	168	$ 411,289	$ 7,981

Management does not consider the unrealized losses on the debt securities, as a result of significantly higher market interest rates, to be OTTI based on historical evidence that indicates the cost of these securities is recoverable within a reasonable period of time in relation to normal cyclical changes in the market rates of interest. Moreover, because there has been no known material change in the credit quality of the issuers or other events or circumstances that may cause a significant adverse impact on the fair value of these securities, and management does not intend to sell these securities and it is unlikely that the Company will be required to sell these securities before recovery of their amortized cost basis, which may be maturity, the Company does not consider the unrealized losses to be OTTI at December 31, 2022.

There was no OTTI recognized for each of the years in the three-year period ended December 31, 2022.

4. Loans, net and allowance for loan losses:

The major classifications of loans outstanding, net of deferred loan origination fees and costs at December 31, 2022 and 2021 are summarized as follows. Net deferred loan fees of $0.3 million and $1.6 million are included in loan balances at December 31, 2022 and 2021, respectively. The decrease in deferred loan fees is due in part to PPP forgiveness during 2022. Net deferred loan origination fees remaining related to PPP loans is $0.2 million at December 31, 2022.

Included in the commercial balances at December 31, 2022 are PPP loans that had an outstanding balance at December 31, 2022 of $22.3 million comprised of $10.9 million remaining from those originated during 2021 as part of round two and $11.4 million remaining from loans originated during 2020 under round one of the program. The PPP loans are risk rated 'Pass' and do not carry an allowance for loan losses due to a 100 percent SBA guarantee. The outstanding balance is considered current at December 31, 2022.

(Dollars in thousands)		December 31, 2022		December 31, 2021
Commercial				
Taxable	$	377,215	$	424,455
Non-taxable		222,043		188,672
Total		599,258		613,127
Real estate				
Commercial		1,709,827		1,343,539
Residential		330,728		297,624
Total		2,040,555		1,641,163
Consumer				
Indirect Auto		76,461		65,791
Consumer Other		13,842		9,092
Total		90,303		74,883
Total	$	2,730,116	$	2,329,173

Loans outstanding to directors, executive officers, principal stockholders or to their affiliates totaled $3.2 million at December 31, 2022 and 2021. Advances and new loans during 2022 totaled $1.1 million and $4.8 million during 2021. Payoffs and pay downs totaled $1.1 million and $6.6 million in 2022 and 2021, respectively. There were no related party loans that were classified as nonaccrual, past due, or restructured at December 31, 2022 and 2021.

Deposits from related parties amounted to $6.8 million at December 31, 2022 and $10.9 million at December 31, 2021.

At December 31, 2022, the majority of the Company's loans were at least partially secured by real estate in the markets we operate in. Therefore, a primary concentration of credit risk is directly related to the real estate market in these regions. Changes in the general economy, local economy or in the real estate market could affect the ultimate collectability of this portion of the loan portfolio. Management does not believe there are any other significant concentrations of credit risk that could affect the loan portfolio.

The changes in the allowance for loan losses account by major classification of loan for the year ended December 31, 2022, 2021, and 2020 were as follows:

| | | December 31, 2022 | | | |
| | | Real estate | | | |
(Dollars in thousands)	Commercial	Commercial	Residential	Consumer	Total
Allowance for loan losses:					
Beginning balance	$ 8,453	$ 15,928	$ 3,209	$ 793	$ 28,383
Charge-offs	(161)	(284)	(31)	(311)	(787)
Recoveries	40	110	4	171	325
Provisions (credits)	(2,720)	2,161	(110)	220	(449)
Ending balance	$ 5,612	$ 17,915	$ 3,072	$ 873	$ 27,472
Ending balance: individually evaluated for impairment	19		21		40
Ending balance: collectively evaluated for impairment	$ 5,593	$ 17,915	$ 3,051	$ 873	$ 27,432
Loans receivable:					
Ending balance	$ 599,258	$ 1,709,827	$ 330,728	$ 90,303	$ 2,730,116
Ending balance: individually evaluated for impairment	98	2,063	1,760		3,921
Ending balance: collectively evaluated for impairment	$ 599,160	$ 1,707,764	$ 328,968	$ 90,303	$ 2,726,195

| | | December 31, 2021 | | | |
| | | Real estate | | | |
(Dollars in thousands)	Commercial	Commercial	Residential	Consumer	Total
Allowance for loan losses:					
Beginning balance	$ 8,734	$ 14,559	$ 3,129	$ 922	$ 27,344
Charge-offs	(492)	(252)	(24)	(188)	(956)
Recoveries	89	68	7	81	245
Provisions	122	1,553	97	(22)	1,750
Ending balance	$ 8,453	$ 15,928	$ 3,209	$ 793	$ 28,383
Ending balance: individually evaluated for impairment	40	109	26		175
Ending balance: collectively evaluated for impairment	$ 8,413	$ 15,819	$ 3,183	$ 793	$ 28,208
Loans receivable:					
Ending balance	$ 613,127	$ 1,343,539	$ 297,624	$ 74,883	$ 2,329,173
Ending balance: individually evaluated for impairment	199	2,890	1,273		4,362
Ending balance: collectively evaluated for impairment	$ 612,928	$ 1,340,649	$ 296,351	$ 74,883	$ 2,324,811

(Dollars in thousands)	December 31, 2020 Commercial	Real estate Commercial	Real estate Residential	Consumer	Total
Allowance for loan losses:					
Beginning balance	$ 6,888	$ 11,496	$ 3,226	$ 1,067	$ 22,677
Charge-offs	(2,771)	(144)	(247)	(317)	(3,479)
Recoveries	525	16	57	148	746
Provisions (credit)	4,092	3,191	93	24	7,400
Ending balance	$ 8,734	$ 14,559	$ 3,129	$ 922	$ 27,344
Ending balance: individually evaluated for impairment	947	180	75		1,202
Ending balance: collectively evaluated for impairment	$ 7,787	$ 14,379	$ 3,054	$ 922	$ 26,142
Loans receivable:					
Ending balance	$ 679,286	$ 1,137,990	$ 277,414	$ 83,292	$ 2,177,982
Ending balance: individually evaluated for impairment	4,297	3,952	1,546		9,795
Ending balance: collectively evaluated for impairment	$ 674,989	$ 1,134,038	$ 275,868	$ 83,292	$ 2,168,187

The following tables present the major classification of loans summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system at December 31, 2022 and 2021:

(Dollars in thousands)	December 31, 2022 Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$ 590,621	$ 7,822	$ 815	$	$ 599,258
Real estate:					
Commercial	1,699,041	7,509	3,277		1,709,827
Residential	329,098		1,630		330,728
Consumer	90,020		283		90,303
Total	$ 2,708,780	$ 15,331	$ 6,005	$	$ 2,730,116

(Dollars in thousands)	December 31, 2021 Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$ 611,151	$ 896	$ 1,080	$	$ 613,127
Real estate:					
Commercial	1,324,646	13,939	4,954		1,343,539
Residential	294,892	333	2,399		297,624
Consumer	74,744		139		74,883
Total	$ 2,305,433	$ 15,168	$ 8,572	$	$ 2,329,173

The increase to special mention commercial loans from December 31, 2022 to December 31, 2021 is primarily the result of the downgrade of one credit with an outstanding balance of $7.8 million, due to insufficient cash flows as the borrower's operations have not stabilized in the anticipated timeframe. The decrease to special mention commercial real estate loans is due in part to an upgrade of a $3.5 million credit resulting from improved financial performance and satisfactory repayment history and the payoff of a $2.4 million credit. Substandard residential real estate loans decreased $0.7 million primarily due to the payoff of a $0.5 million credit.

Information concerning nonaccrual loans by major loan classification at December 31, 2022 and 2021 is summarized as follows:

(Dollars in thousands)	December 31, 2022	December 31, 2021
Commercial	$ 86	$ 185
Real estate:		
Commercial	1,155	1,793
Residential	562	694
Consumer	232	139
Total	$ 2,035	$ 2,811

Total nonperforming loans decreased $0.8 million to $2.0 million at December 31, 2022 from $2.8 million at December 31, 2021 as a result of lower nonaccrual commercial real estate loans. The decrease in nonperforming loans was due to the sale of a pool of commercial and residential nonaccrual loans with a book balance of $0.9 million. The sale resulted in a $0.1 million charge to the allowance for loan losses.

The major classification of loans by past due status at December 31, 2022 and 2021 are summarized as follows:

	December 31, 2022						
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
Commercial	$ 137	$ 38	$ 86	$ 261	$ 598,997	$ 599,258	$
Real estate:							
Commercial	102	2	334	438	1,709,389	1,709,827	
Residential	1,162	128	988	2,278	328,450	330,728	748
Consumer	690	199	120	1,009	89,294	90,303	
Total	$ 2,091	$ 367	$ 1,528	$ 3,986	$ 2,726,130	$ 2,730,116	$ 748

	December 31, 2021						
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
Commercial	$ 101	$ 155	$ 158	$ 414	$ 612,713	$ 613,127	$
Real estate:							
Commercial	768	423	834	2,025	1,341,514	1,343,539	
Residential	1,552	207	265	2,024	295,600	297,624	13
Consumer	477	163	51	691	74,192	74,883	
Total	$ 2,898	$ 948	$ 1,308	$ 5,154	$ 2,324,019	$ 2,329,173	$ 13

Total past due loans at December 31, 2021 decreased $1.2 million to $4.0 million from $5.2 million the prior year as a result of lower commercial real estate delinquencies.

The amount of residential loans in the formal process of foreclosure totaled $0.6 million at December 31, 2022 and $0.3 million at December 31, 2021.

The following tables summarize information concerning impaired loans as of and for the years ended December 31, 2022, 2021 and 2020 by major loan classification:

	December 31, 2022			For the Year Ended	
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
(Dollars in thousands)					
With no related allowance:					
Commercial	$ 78	$ 421	$	$ 119	$ 7
Real estate:					
Commercial	2,063	2,654		2,753	59
Residential	1,520	1,733		1,036	28
Consumer	232	244		218	
Total	3,893	5,052		4,126	94
With an allowance recorded:					
Commercial	20	20	19	27	2
Real estate:					
Residential	240	244	21	286	12
Total	260	264	40	313	14
Total impaired loans					
Commercial	98	441	19	146	9
Real estate:					
Commercial	2,063	2,654		2,753	59
Residential	1,760	1,977	21	1,322	40
Consumer	232	244		218	
Total	$ 4,153	$ 5,316	$ 40	$ 4,439	$ 108

	December 31, 2021			For the Year Ended	
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
(Dollars in thousands)					
With no related allowance:					
Commercial	$ 158	$ 481	$	$ 964	$ 13
Real estate:					
Commercial	2,376	3,120		2,719	22
Residential	873	1,073		1,016	19
Consumer	139	148		100	
Total	3,546	4,822		4,799	54
With an allowance recorded:					
Commercial	41	41	40	1,091	15
Real estate:					
Commercial	513	543	109	802	22
Residential	401	401	26	436	13
Consumer					
Total	955	985	175	2,329	50
Total impaired loans					
Commercial	199	522	40	2,055	28
Real estate:					
Commercial	2,889	3,663	109	3,521	44
Residential	1,274	1,474	26	1,452	32
Consumer	139	148		100	
Total	$ 4,501	$ 5,807	$ 175	$ 7,128	$ 104

(Dollars in thousands)	December 31, 2020			For the Year Ended	
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:					
Commercial	$ 2,251	$ 3,421	$	$ 2,915	$ 30
Real estate:					
Commercial	2,372	2,964		2,148	28
Residential	1,086	1,263		1,223	21
Consumer	111	121		167	
Total	5,820	7,769		6,453	79
With an allowance recorded:					
Commercial	2,046	2,094	947	2,038	17
Real estate:					
Commercial	1,580	1,710	180	1,687	36
Residential	460	482	75	624	13
Consumer					
Total	4,086	4,286	1,202	4,349	66
Total impaired loans					
Commercial	4,297	5,515	947	4,953	47
Real estate:					
Commercial	3,952	4,674	180	3,835	64
Residential	1,546	1,745	75	1,847	34
Consumer	111	121		167	
Total	$ 9,906	$ 12,055	$ 1,202	$ 10,802	$ 145

The amounts of interest income recognized using the cash-basis method on impaired loans for the years ended December 31, 2022, 2021 and 2020 were $0.1 million, $0.1 million and $0.1 million, respectively.

Included in the commercial loan, commercial real estate and residential real estate categories are troubled debt restructurings (TDRs) that were classified as impaired. TDRs totaled $1.4 million and $1.6 million at December 31, 2022 and 2021, respectively. The decrease in TDR balances is due primarily to $0.2 million in payoffs and pay downs during the year.

There were no loans modified in 2022 or 2021 that resulted in TDRs. There were four loans modified in 2020. The four loans modified in 2020 were adversely impacted by COVID-19 and the economic slowdown and did not qualify for the CARES Act exclusion due to current and prior delinquencies. Two of the loans were to one restaurant and two of the loans were to retail related small businesses.

The following tables summarize the loans whose terms have been modified resulting in TDRs during the year ended December 31, 2020.

(Dollars in thousands except number of contracts)	December 31, 2020			
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Recorded Investment
Commercial	1	$ 12	$ 12	$ 5
Commercial real estate	3	1,073	1,073	1,046
Total	4	$ 1,085	$ 1,085	$ 1,051

There were no payment defaults within 12 months of its modification on loans considered TDRs for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

5. Off-balance sheet financial instruments:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused portions of lines of credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused portions of lines of credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company follows the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company records a valuation allowance for off-balance sheet credit losses, if deemed necessary, separately as a liability. The allowance is not significant.

The contractual amounts of off-balance sheet commitments at December 31, 2022 and 2021 are summarized as follows:

(Dollars in thousands)	2022	2021
Commitments to extend credit	$ 553,337	$ 431,011
Unused portions of lines of credit	78,406	64,108
Standby letters of credit	57,626	58,254
	$ 689,369	$ 553,373

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Unused portions of lines of credit, including home equity and overdraft protection agreements, are commitments for possible future extensions of credit to existing customers. Unused portions of home equity lines are collateralized and generally have fixed expiration dates. Overdraft protection agreements are uncollateralized and usually do not carry specific maturity dates. Unused portions of lines of credit ultimately may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all standby letters of credit expire within twelve months. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending other loan commitments. The Company requires collateral supporting these standby letters of credit as deemed necessary. The amount of letters of credit secured with collateral is $53.7 million at December 31, 2022 and $55.2 million at December 31, 2021. The carrying value of the liability for the Company's obligations under guarantees for standby letters of credit was not material at December 31, 2022 and 2021.

6. Premises and equipment, net:

Premises and equipment at December 31, 2022 and 2021 are summarized as follows:

(Dollars in thousands)	2022	2021
Land	$ 7,302	$ 7,255
Premises and leasehold improvements	55,865	50,426
Right-of-use assets	7,980	8,563
Furniture, fixtures and equipment	20,626	19,096
Gross premises and equipment	91,773	85,340
Less: accumulated depreciation	36,106	33,838
Net premises and equipment	$ 55,667	$ 51,502

7. Operating lease commitments and contingencies:

The Company is obligated under non-cancelable operating leases for certain branch locations. We determine if an arrangement is a lease at inception by assessing whether a contract contains a right to control an identified asset for a period of time in exchange for consideration. For all leases, we recognize a right-of-use asset and lease liability at the effective date of the lease. Operating leases right-of-use assets are included in premises and equipment, and lease liabilities are included in other liabilities in the consolidated balance sheet commencing at January 1, 2019. We have no finance leases. Leases with an initial term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term.

Certain leases include options to renew, with renewal terms generally containing one or more five-year renewal options. At December 31, 2022, the Company's leases have remaining renewal terms that can extend the lease term from seven years to thirty-one years that are reasonably certain of being exercised. The weighted average remaining lease term at December 31, 2022 is 17.1 years. At December 31, 2021, the weighted average remaining lease term was 16 years. The discount rate used in determining the lease liability for each individual lease was the FHLB fixed advance rate which corresponded with the remaining lease term as of January 1, 2019 for leases that existed at adoption. The discount rate used for leases added subsequently was the annual percentage increase outlined in the terms of each lease. There were no new leases added in 2022 and two new leases added in 2021. At December 31, 2022 and December 31, 2021, discount rates ranged from 1.60 percent to 3.85 percent with an average discount rate of 3.0 percent and 2.99 percent respectively.

At December 31, 2022, right-of-use assets of $8.0 million were included in premises and equipment, and the related lease liability totaled $8.3 million was included in other liabilities in the consolidated balance sheet. Right-of-use assets and the related lease liability were $8.6 million and $8.8 million, respectively, at December 31, 2021. There were no new leases in 2022, and one lease, for the previous Binghamton, NY branch, was not renewed. Rent expense for the years ended December 31, 2022, 2021 and 2020 amounted to $1.0 million, $760 thousand, and $727 thousand, respectively, and is included in occupancy expenses.

Future minimum lease payments under operating leases are summarized as follows:

(Dollars in thousands)		
2023	$	736
2024		669
2025		688
2026		691
2027		617
Thereafter		7,297
Total future minimum lease payments		10,698
Less amount representing interest		(2,398)
Present value of future minimum lease payments	$	8,300

8. Other assets:

The major components of other assets at December 31, 2022 and 2021 are summarized as follows:

(Dollars in thousands)	December 31, 2022		December 31, 2021	
Other real estate owned	$	121	$	609
Investment in low income housing partnership		5,446		5,900
Mortgage servicing rights		914		882
Restricted equity securities (FHLB and other)		9,630		4,045
Interest rate floor		1		844
Interest rate swaps		21,794		9,026
Other assets		8,165		6,395
Total	$	46,071	$	27,701

Interest rate swaps balance represents the fair value our commercial loan back-to-back swaps and is higher due to higher market rates. The Company originates one-to-four family residential mortgage loans for sale in the secondary market with servicing rights retained. Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $144.7 million at December 31, 2022 and $151.6 million at December 31, 2021.

9. Deposits:

The major components of interest-bearing and noninterest-bearing deposits at December 31, 2022 and 2021 are summarized as follows:

(Dollars in thousands)	December 31, 2022	December 31, 2021
Interest-bearing deposits:		
Money market accounts	$ 685,323	$ 588,245
Now accounts	772,712	851,086
Savings accounts	523,931	491,796
Time deposits less than $250	199,136	203,719
Time deposits $250 or more	92,731	90,795
Total interest-bearing deposits	2,273,833	2,225,641
Noninterest-bearing deposits	772,765	737,756
Total deposits	$ 3,046,598	$ 2,963,397

The aggregate amounts of maturities for all time deposits at December 31, 2022, are summarized as follows:

(Dollars in thousands)	
2023	$ 197,015
2024	50,037
2025	8,502
2026	8,962
2027	19,980
Thereafter	7,371
	$ 291,867

The aggregate amount of deposits reclassified as loans was $0.6 million at December 31, 2022, and $0.2 million at December 31, 2021. Management evaluates transaction accounts that are overdrawn for collectability as part of its evaluation for credit losses.

10. Short-term borrowings:

Short-term borrowings consisted of FHLB advances representing overnight borrowings or borrowings with original terms of less than twelve months at December 31, 2022, 2021 and 2020:

(Dollars in thousands, except percents)	At and for the year ended December 31, 2022				
	Ending Balance	Average Balance	Maximum Month-End Balance	Weighted Average Rate for the Year	Weighted Average Rate at End of the Period
Other borrowings	$ 14,530	$ 10,033	$ 16,100	2.10 %	4.33 %
FHLB advances	100,400	32,647	125,975	2.73	4.45
Total short-term borrowings	$ 114,930	$ 42,680	$ 142,075	2.58 %	4.43 %

(Dollars in thousands, except percents)	At and for the year ended December 31, 2021				
	Ending Balance	Average Balance	Maximum Month-End Balance	Weighted Average Rate for the Year	Weighted Average Rate at End of the Year
FHLB advances	$	$ 13,973	$ 50,000	0.56 %	%

(Dollars in thousands, except percents)	At and for the year ended December 31, 2020				
	Ending Balance	Average Balance	Maximum Month-End Balance	Weighted Average Rate for the Year	Weighted Average Rate at End of the Year
FHLB advances	$ 50,000	$ 83,716	$ 179,199	1.01 %	0.40 %

The Company has an agreement with the FHLB which allows for borrowings up to its maximum borrowing capacity based on a percentage of qualifying collateral assets. At December 31, 2022, the maximum borrowing capacity was $1.2 billion of which $101.0 million was outstanding in borrowings and $388.8 million was used to issue standby letters of credit to collateralize public fund deposits. Advances with the FHLB are secured under terms of a blanket collateral agreement by a pledge of FHLB stock and certain other qualifying collateral, such as investments and mortgage-backed securities and mortgage loans. Interest accrues daily on the FHLB advances based on rates of the FHLB discount notes. This rate resets each day.

The Company also has unsecured line of credit agreements with two correspondent banks, where the total line amount was $18.0 million at December 31, 2022 and 2021. There were no amounts outstanding on either line of credit at December 31, 2022 or 2021. Interest on these borrowings accrues daily based on the daily federal funds rate.

11. Long-term debt:

Long-term debt, consisting of one advance from the FHLB, at December 31, 2022 and 2021 is as follows:

(Dollars in thousands, except percents)	Interest Rate Fixed	December 31, 2022	December 31, 2021
March 2023	4.69 %	$ 555	2,711
		$ 555	$ 2,711

Maturities of long-term debt, by contractual maturity, in years subsequent to December 31, 2022 are as follows:

(Dollars in thousands)	
2023	$ 555
	$ 555

The FHLB advance is not convertible and has a fixed rate. There were no new long-term advances entered into with the FHLB during 2022 or 2021.

12. Subordinated debt:

On June 1, 2020, the Company sold $33.0 million aggregate principal amount of Subordinated Notes due 2030 (the "2020 Notes") to accredited investors. The 2020 Notes qualify as Tier 2 capital for regulatory capital purposes.

The 2020 Notes bear interest at a rate of 5.375 percent per year for the first five years and then float based on a benchmark rate (as defined), provided that the interest rate applicable to the outstanding principal balance during the period the 2020 Notes are floating will at no time be less the 4.75 percent. Interest is payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2020, for the first five years after issuance and payable quarterly in arrears thereafter on March 1, June 1, September 1, and December 1. The 2020 Notes mature on June 1, 2030 and are redeemable in whole or in part, without premium or penalty, at any time on or after June 1, 2025 and prior to June 1, 2030. Additionally, if all or any portion of the 2020 Notes cease to be deemed Tier 2 Capital, the Company may redeem, in whole and not in part, at any time upon giving not less than ten days' notice, an amount equal to one hundred percent (100 percent) of the principal amount outstanding plus accrued but unpaid interest to but excluding the date fixed for redemption.

Holders of the 2020 Notes may not accelerate the maturity of the 2020 Notes, except upon the bankruptcy, insolvency, liquidation, receivership or similar proceeding by or against the Company.

13. Fair value of financial instruments:

Assets and liabilities measured at fair value on a recurring basis at December 31, 2022 and 2021 are summarized as follows:

(Dollars in thousands) December 31, 2022	Amount	Fair Value Measurement Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury securities	$ 180,297	$ 180,297	$	$
U.S. government-sponsored enterprises	16,370		16,370	
State and municipals:				
Taxable	55,358		55,358	
Tax-exempt	88,407		88,407	
Mortgage-backed securities:				
U.S. government agencies	942		942	
U.S. government-sponsored enterprises	132,703		132,703	
Corporate debt securities	3,626		3,626	
Common equity securities	110	110		
Total investment securities	$ 477,813	$ 180,407	$ 297,406	$
Loan held for sale	$		$	
Interest rate floor-other assets	$ 1		$ 1	
Interest rate swap-other assets	$ 21,794		$ 21,794	
Interest rate swap-other liabilities	$ (21,466)		$ (21,466)	

(Dollars in thousands) December 31, 2021	Amount	Fair Value Measurement Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury securities	$ 191,574	$ 191,574	$	$
U.S. government-sponsored enterprises	33,778		33,778	
State and municipals:				
Taxable	68,978		68,978	
Tax-exempt	98,250		98,250	
Mortgage-backed securities:				
U.S. government agencies	1,843		1,843	
U.S. government-sponsored enterprises	119,980		119,980	
Corporate debt securities	2,918		2,918	
Common equity securities	140	140		
Total investment securities	$ 517,461	$ 191,714	$ 325,747	$
Loan held for sale	$ 408		$ 408	
Interest rate floor-other assets	$ 844		$ 844	
Interest rate swap-other assets	$ 8,767		$ 8,767	
Interest rate swap-other liabilities	$ (8,811)		$ (8,811)	

Assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2022 and 2021 are summarized as follows:

		Fair Value Measurement Using		
(Dollars in thousands) December 31, 2022	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 220	$	$	$ 220

		Fair Value Measurement Using		
(Dollars in thousands) December 31, 2021	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 780	$	$	$ 780
Other real estate owned	487			487

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to determine fair value:

		Quantitative Information about Level 3 Fair Value Measurements		
(Dollars in thousands, except percents) December 31, 2022	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$ 220	Appraisal of collateral	Appraisal adjustments	21.6% to 97.0% (77.7)%
			Liquidation expenses	3.0% to 6.0% (4.9)%

		Quantitative Information about Level 3 Fair Value Measurements		
(Dollars in thousands, except percents) December 31, 2021	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$ 780	Appraisal of collateral	Appraisal adjustments	6.4% to 97.0% (65.2)%
			Liquidation expenses	3.0% to 6.0% (5.1)%
Other real estate owned	$ 487	Appraisal of collateral	Appraisal adjustments	35.9% to 35.9% (35.9)%
			Liquidation expenses	3.0% to 6.0% (5.0)%

Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are not identifiable.

Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The carrying and fair values of the Company's financial instruments at December 31, 2022 and 2021 and their placement within the fair value hierarchy are as follows:

(Dollars in thousands) December 31, 2022	Carrying Value	Fair Value	Fair Value Hierarchy		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:					
Cash and due from banks	$ 37,868	$ 37,868	$ 37,868	$	$
Investment securities:					
Available-for-sale	477,703	477,703	180,297	297,406	
Common equity securities	110	110	110		
Held-to-maturity	91,179	76,563		76,563	
Loans held for sale					
Net loans	2,702,644	2,562,780			2,562,780
Accrued interest receivable	11,715	11,715		11,715	
Mortgage servicing rights	914	1,762		1,762	
Restricted equity securities (FHLB and other)	9,630	9,630		9,630	
Interest rate floor	1	1		1	
Interest rate swaps	21,794	21,794		21,794	
Total	$ 3,353,558	$ 3,199,926			
Financial liabilities:					
Deposits	$ 3,046,598	$ 3,035,615	$	$ 3,035,615	$
Short-term borrowings	114,930	114,743		114,743	
Long-term debt	555	555		555	
Subordinated debentures	33,000	53,998		53,998	
Accrued interest payable	903	903		903	
Interest rate swaps	21,466	21,466		21,466	
Total	$ 3,217,452	$ 3,227,280			

(Dollars in thousands) December 31, 2021	Carrying Value	Fair Value	Fair Value Hierarchy		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:					
Cash and due from banks	$ 279,933	$ 279,933	$ 279,933	$	$
Investment securities:					
Available-for-sale	517,321	517,321	191,574	325,747	
Common equity securities	140	140	140		
Held-to-maturity	71,213	70,446		70,446	
Loans held for sale	408	408		408	
Net loans	2,300,790	2,261,586			2,261,586
Accrued interest receivable	8,528	8,528		8,528	
Mortgage servicing rights	882	1,357		1,357	
Restricted equity securities (FHLB and other)	4,045	4,045		4,045	
Interest rate floor	844	844		844	
Interest rate swaps	8,767	8,767		8,767	
Total	$ 3,192,871	$ 3,153,375			
Financial liabilities:					
Deposits	$ 2,963,397	$ 2,963,547	$	$ 2,963,547	$
Long-term debt	2,711	2,778		2,778	
Subordinated debentures	33,000	32,337		32,337	
Accrued interest payable	408	408		408	
Interest rate swaps	8,811	8,811		8,811	
Total	$ 3,008,327	$ 3,007,881			

14. Derivatives and hedging activities:

Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts principally related to the Company's assets and borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest income/expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and floors as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate floors designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates fall below the strike rate on the contract in exchange for an up-front premium.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive income (loss) and subsequently reclassified into interest expense/income in the same period(s) during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive income (loss) related to derivatives will be reclassified to interest expense/income as interest payments are made/received on the Company's variable-rate debt/assets. During the next twelve months, the Company estimates that an additional $64 thousand will be reclassified as an increase to interest income.

Non-designated Hedges

Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. As of December 31, 2022, the Company had 86 interest rate swaps with an aggregate notional amount of $382.5 million related to this program.

Fair Values of Derivative Instruments on the Balance Sheet

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2022 and December 31, 2021.

(Dollars in thousands)	Notional Amount	Asset Derivatives As of December 31, 2022 (1) Balance Sheet Location	Fair Value	Asset Derivatives As of December 31, 2021 (1) (2) Balance Sheet Location	Fair Value	Liability Derivatives As of December 31, 2022 Balance Sheet Location	Fair Value	Liability Derivatives As of December 31, 2021 (2) Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments									
Interest Rate Floor	$ 25,000	Other Assets	$ 1	Other Assets	$ 844		$		$
Total derivatives designated as hedging instruments			$ 1		$ 844		$		$
Derivatives **not** designated as hedging instruments									
Interest Rate Swaps (2)	$ 382,476	Other Assets	$ 22,195	Other Assets	$ 9,026	Other Liabilities	$ 21,466	Other Liabilities	$ 8,811
Total derivatives **not** designated as hedging instruments			$ 22,195		$ 9,026		$ 21,466		$ 8,811

(1) Amounts include accrued interest of $0.4 million and $0.3 million at December 31, 2022 and 2021.
(2) Notional amount of interest rate swaps at December 31, 2021 were $392.7 million.

Effect of Fair Value and Cash Flow Hedge Accounting on Accumulated Other Comprehensive Income (Loss)

The table below presents the effect of fair value and cash flow hedge accounting on accumulated other comprehensive income (loss) as of December 31, 2022 and December 31, 2021.

(Dollars in thousands)	Amount of (Loss) Recognized in OCI on Derivative	Amount of (Loss) Recognized in OCI Included Component December 31, 2022	Amount of (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Recognized from Accumulated Other Comprehensive Income into Income	Amount of Gain Reclassified from Accumulated OCI into Income	Amount of Gain Reclassified from Accumulated OCI into Income Included Component December 31, 2022	Amount of (Loss) Reclassified from Accumulated OCI into Income Excluded Component
Derivatives in Cash Flow Hedging Relationships:							
Cash Flow Swap	$	$	$	Other expense	$	$	$
Interest Rate Floor (*)	(515)	(497)	(18)	Interest Income	212	276	(64)
Total	$ (515)	$ (497)	$ (18)		$ 212	$ 276	$ (64)

(Dollars in thousands)	Amount of (Loss) Recognized in OCI on Derivative	Amount of Gain (Loss) Recognized in OCI Included Component December 31, 2021	Amount of (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Recognized from Accumulated Other Comprehensive Income into Income	Amount of Gain Reclassified from Accumulated OCI into Income	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income Included Component December 31, 2021	Amount of (Loss) Reclassified from Accumulated OCI into Income Excluded Component
Derivatives in Cash Flow Hedging Relationships :							
Cash Flow Swap	$ 401	$ 401	$	Interest Expense	$ (23)	$ (23)	$
Cash Flow Swap				Other Expense	(25)	(25)	
Interest Rate Floor (*)	(228)	(245)	17	Interest Income	543	607	(64)
Total	$ 173	$ 156	$ 17		$ 495	$ 559	$ (64)

*   Amounts disclosed are gross and not net of taxes.

Effect of Fair Value and Cash Flow Hedge Accounting on the Consolidated Statements of Income and Comprehensive Income

The table below presents the effect of the Company's derivative financial instruments on the consolidated statements of income and comprehensive income as of December 31, 2022 and December 31, 2021.

	Location and Amount of Gain or (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships For the twelve months ended December 31,			
	2022	2022	2021	2021
(Dollars in thousands)	Interest Income	Interest Expense	Interest Income	Interest Expense
Total amounts of income and expense line items presented in the statements of income and comprehensive income in which the effects of fair value or cash flow hedges are recorded	$ 212	$	$ 543	$ (48)
The effects of fair value and cash flow hedging:				
Gain or (loss) on cash flow hedging relationships				
Interest contracts				
Amount of gain or (loss) reclassified from accumulated other comprehensive income into income	212		543	(23)
Amount of gain or (loss) reclassified from accumulated other comprehensive income into income as a result that a forecasted transaction is no longer probable of occurring				(25)
Amount of gain or (loss) reclassified from accumulated other comprehensive income into income - included component	276		607	(48)
Amount of gain or (loss) reclassified from accumulated other comprehensive income into income - excluded component	(64)		(64)	

Effect of Derivative Instruments on the Consolidated Statements of Income and Comprehensive Income

The tables below present the effect of the Company's other derivative financial instruments on the consolidated statements of income and comprehensive income for the years ended December 31, 2022 and 2021.

(Dollars in thousands)	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain Recognized in Income Twelve Months Ended December 31, 2022	Amount of Gain Recognized in Income Twelve Months Ended December 31, 2021
Derivatives Not Designated as Hedging Instruments:			
Interest Rate Swaps	Interest rate swap revenue	$ 516	$ 136
Other Contracts		5	
Total		$ 521	$ 136
Fee Income	Fee income	$ 106	$ 623

Offsetting Derivatives

The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of December 31, 2022 and December 31, 2021. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the consolidated balance sheets.

Offsetting of Derivative Assets

as of December 31, 2022

				Gross Amounts Not Offset in the Balance Sheet		
(Dollars in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets presented in the Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Derivatives	$ 22,196	$	$ 22,196	$	$ 14,530	$ 7,666

Offsetting of Derivative Liabilities

as of December 31, 2022

				Gross Amounts Not Offset in the Balance Sheet		
(Dollars in thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities presented in the Balance Sheet	Financial Instruments	Cash Collateral Paid*	Net Amount
Derivatives	$ 21,466	$	$ 21,466	$ 21,466	$	$

*Cash collateral of $7,830 was paid but not presented as an offset above.

Offsetting of Derivative Assets

as of December 31, 2021

				Gross Amounts Not Offset in the Balance Sheet		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets presented in the Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Derivatives	$ 9,870	$	$ 9,870	$ 3,218	$	$ 6,652

Offsetting of Derivative Liabilities

as of December 31, 2021

				Gross Amounts Not Offset in the Balance Sheet		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities presented in the Balance Sheet	Financial Instruments	Cash Collateral Paid	Net Amount
Derivatives	$ 8,818	$	$ 8,818	$ 3,218	$ 5,600	$

Credit-risk-related Contingent Features

The Company has agreements with certain of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

The Company also has agreements with certain of its derivative counterparties that contain a provision where if the Company fails to maintain its status as a well-capitalized institution, then the counterparty could terminate the derivative positions and the Company would be required to settle its obligations under the agreements.

As of December 31, 2022, the termination value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $2.0 million. As of December 31, 2021, the termination value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $5.6 million.

The Company has minimum collateral posting thresholds with certain of its derivative counterparties, and has posted collateral of $7.4 million against its obligations under these agreements as of December 31, 2022 and December 31, 2021. Cash collateral represents the amount that cannot be used to offset our derivative assets and liabilities from a gross basis to a net basis in accordance with the agreement. The cash collateral is exchanged under bilateral collateral and master netting agreements that allow us to offset the net derivative position with the related collateral. The application of the cash collateral cannot reduce the net derivative position below zero. Therefore, excess other collateral, if any, is not reflected above. If the Company had breached any of these provisions it could have been required to settle its obligations under the agreements at the termination value.

15. Stock plans:

In May 2017, the Company's stockholders approved the 2017 equity incentive plan ("2017 Plan"). The 2017 Plan allows for eligible participants to be granted equity awards. Under the 2017 Plan the Compensation Committee of the Board of Directors has the authority to, among other things:

- Select the persons to be granted awards under the 2017 Plan.

- Determine the type, size and term of awards.

- Determine whether such performance objectives and conditions have been met.

- Accelerate the vesting or exercisability of an award.

Persons eligible to receive awards under the 2017 Plan include directors, officers, employees, consultants and other service providers of the Company and its subsidiaries.

As of December 31, 2022, 17,364 shares of the Company's common stock were available for grant as awards pursuant to the 2017 Plan. If any outstanding awards under the 2017 Plan are forfeited by the holder or canceled by the Company, the underlying shares would be available for re-grant to others.

The 2017 Plan authorizes grants of stock options, stock appreciation rights, cash awards, performance awards, restricted stock and restricted stock units.

In 2022, the Company awarded 4,396 shares of non-performance-based restricted stock and 15,390 performance-based restricted stock units under the 2017 Plan. In 2021, the Company awarded 4,403 shares of non-performance-based restricted stock and 15,415 performance-based restricted stock units under the 2017 Plan. In 2022, 3,846 shares of non-performance-based and 12,557 shares of performance based restricted stock granted under the 2017 Plan vested and there were 195 shares forfeited under the provisions of the 2017 Plan.

In 2021, 3,128 shares of non-performance-based and 12,332 shares of performance based restricted stock granted under the 2017 Plan vested and there were no shares forfeited under the provisions of the 2017 Plan.

The non-performance restricted stock grants made in 2022, 2021 and 2020 vest equally over three years from the grant date. The performance-based restricted stock units vest three years after the grant date and include conditions based on the Company's three year cumulative diluted earnings per share and three-year average return on equity or tangible equity that determines the number of restricted stock units that may vest.

The activity related to the 2017 Plan for each of the years ended December 31, 2022, 2021 and 2020 was as follows:

(Dollars in thousands)	2022	2021	2020
Nonvested, January 1	36,281	31,923	25,984
Granted shares	19,787	19,818	16,269
Vested shares	16,403	15,460	8,455
Forfeited shares	195		1,875
Nonvested, December 31	39,470	36,281	31,923

The Company expenses the fair value of all-share based compensation over the requisite service period commencing at grant date. The fair value of restricted stock is expensed on a straight-line basis. Compensation is recognized over the vesting period and adjusted based on the performance criteria. The Company classifies share-based compensation for employees within "salaries and employee benefits expense" on the Consolidated Statements of Income and Comprehensive Income.

The Company recognized expense for awards granted under the 2017 plan of $0.5 million in 2022, $0.5 million in 2021 and $0.6 million in 2020. As of December 31, 2022, the Company had $1.0 million of unrecognized compensation expense associated with restricted stock awards. The remaining cost is expected to be recognized over a weighted average vesting period of 1.7 years.

16. Employee benefit plans:

The Company sponsors a separate ESOP and Retirement Profit Sharing 401(k) Plan. The Company also maintains SERPs and an employees' pension plan, which is currently frozen.

Under the ESOP, amounts voted by the Company's Board of Directors are paid into the ESOP and each eligible participant is credited with an amount in proportion to their annual compensation or a fixed dollar amount. All contributions to the ESOP are invested in or will be invested primarily in Company stock. Distribution of a participant's ESOP account occurs upon retirement, death or termination in accordance with the plan provisions.

Under the Retirement Profit Sharing Plan, amounts approved by the Board of Directors have been paid into a fund and each participant was credited with an amount in proportion to their annual compensation. Upon retirement, death or termination, each participant is paid the total amount of their credits in the fund in one of a number of optional ways in accordance with the plan provisions. Eligible participants may elect deferrals of up to the maximum amounts permitted by law.

The Company contributed $0.2 million, $0.3 million and $0.4 million to the ESOP for 2022, 2021 and 2020. In addition, the Company contributed $1.3 million in 2022 and $1.2 million in both 2021 and 2020, was comprised of a safe harbor contribution of $0.7 million, $0.7 million and $0.7 million and a discretionary match of $0.6 million, $0.6 million and $0.6 million.

The Company established a SERP Plan to replace certain 401(k) plan benefits lost due to compensation limits imposed on qualified plans by federal tax law. The annual benefit is a maximum of 6 percent of the executive compensation in excess of Federal limits. The total liability associated with this plan was $161 thousand at December 31, 2022 and 2021, respectively. The expense associated with the plan was $20 thousand, $19 thousand and $9 thousand for 2022, 2021 and 2020 respectively.

The Company has SERPs for the benefit of certain officers. At December 31, 2022 and 2021, other liabilities include $2.8 million and $2.6 million accrued under the plans. Compensation expense includes approximately $0.4 million, $0.4 million and $0.5 million relating to these SERPs for the years ended December 31, 2022, 2021 and 2020, respectively.

Under the Employees' Pension Plan, currently frozen, amounts computed on an actuarial basis were being paid by the Company into a trust fund. The plan provided for fixed benefits payable for life upon retirement at the age of 65, based on length of service and compensation levels as defined in the plan. As of June 22, 2008 no further benefits are being accrued in this plan. Plan assets of the trust fund are invested and administered by the Trust Department of the Company.

Information related to the Employees' Pension Plan at December 31, 2022 and 2021 is as follows:

(Dollars in thousands)	Pension Benefits			
	2022		2021	
Change in benefit obligation:				
Benefit obligation, beginning	$	18,066	$	19,113
Interest cost		456		419
Change in experience gain		26		(49)
Change in actuarial assumptions		(3,899)		(603)
Benefits paid		(857)		(814)
Benefit obligation, ending		13,792		18,066
Change in plan assets:				
Fair value of plan assets, beginning		19,257		17,628
Actual return on plan assets		(2,294)		2,443
Employer contributions				
Benefits paid		(857)		(814)
Fair value of plan assets, ending		16,106		19,257
Funded status at end of year	$	2,314	$	1,191

The Company utilized the mortality scale within the mortality tables from MP 2021 to re-measure its pension plan at December 31, 2022 and 2021. The change in the discount rate from 2.59 percent to 4.93 percent resulted in a decrease to the benefit obligation of $3.9 million in 2022 and a decrease of $0.6 million in 2021.

Amounts recognized in the consolidated balance sheets at December 31, 2022 and 2021 are as follows:

(Dollars in thousands)	Pension Benefits			
	2022		2021	
(Other Assets)/Other Liabilities	$	(2,314)	$	(1,190)
Amounts recognized in the accumulated other comprehensive income (loss) consist of:				
Net actuarial gain		(5,499)		(5,868)
Deferred taxes		1,184		1,232
Net amount recognized	$	(4,315)	$	(4,636)

The accumulated benefit obligation for the defined benefit pension plan was $13.8 million and $18.1 million at December 31, 2022 and 2021, respectively.

Components of net periodic pension income and other amounts recognized in other comprehensive loss are as follows:

(Dollars in thousands)	Pension Benefits					
	2022		2021		2020	
Net periodic pension income:						
Interest cost	$	456	$	419	$	544
Expected return on plan assets		(1,407)		(1,288)		(1,236)
Amortization of unrecognized net loss		198		301		218
Net periodic pension income:		(753)		(568)		(474)
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):						
Net loss (gain)		456		419		544
Deferred tax		(96)		(88)		(114)
Total recognized in other comprehensive income (loss)		360		331		430
Total recognized in net period pension cost and other comprehensive income (loss)	$	(393)	$	(237)	$	(44)

Weighted-average assumptions used to determine benefit obligations and related expenses were as follows:

	Pension Benefits		
	2022	2021	2020
Discount rate:			
Obligation	4.93 %	2.59 %	2.25 %
Expense	2.59	2.25	3.25
Expected long-term return on plan assets	7.50 %	7.50 %	7.50 %

The expected long-term return on plan assets was determined using average historical returns of the Company's plan assets.

The Company's pension plan weighted-average asset allocations at December 31, 2022 and 2021, by asset category are as follows:

	2022	2021
Asset Category:		
Cash and cash equivalents	4.7 %	4.8 %
Equity securities	60.3	67.4
Corporate bonds	19.5	19.6
U.S. government securities	15.5	8.2
	100.0 %	100.0 %

Fair value measurement of pension plan assets at December 31, 2022 and 2021 is as follows:

(Dollars in thousands)	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Observable Inputs (Level 3)
December 31, 2022							
Cash and cash equivalents	$	759	$	759	$		$
Equity securities:							
U.S. large cap		7,365		7,365			
International		2,338		2,338			
Fixed income securities:							
U.S. Treasuries		511				511	
U.S. government agencies		1,991				1,991	
Corporate bonds		3,142				3,142	
Total	$	16,106	$	10,462	$	5,644	$

(Dollars in thousands)	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Observable Inputs (Level 3)
December 31, 2021							
Cash and cash equivalents	$	918	$	918	$		$
Equity securities:							
U.S. large cap		11,940		11,940			
International		1,039		1,039			
Fixed income securities:							
U.S. Treasuries		214				214	
U.S. government agencies		1,371				1,371	
Corporate bonds		3,775				3,775	
Total	$	19,257	$	13,897	$	5,360	$

The Company investment policies and strategies with respect to the pension plan include: (i) the Trust and Investment Division's equity philosophy is large-cap core with a value bias (we invest in individual high-grade common stocks that are selected from our approved list); (ii) diversification is maintained by having no more than 20 percent in any industry sector and no individual equity representing more than 10 percent of the portfolio; and (iii) the fixed income style is conservative but also responsive to the various needs of our individual clients. Fixed income securities consist of U.S. government agencies or corporate bonds rated "A" or better. The Company targets the following allocation percentages: (i) cash equivalents 10 percent; (ii) fixed income 40 percent; and (iii) equities 50 percent.

There is no Company stock included in equity securities at December 31, 2022 or 2021. The Company has not determined the amount of the expected contribution to the Employees' Pension Plan for 2023.

The following benefit payments are expected to be paid in the next five years and in the aggregate for the five years thereafter:

(Dollars in thousands)	Pension Benefits
2023	$ 907
2024	955
2025	987
2026	1,009
2027	1,016
Thereafter	4,959

17. Income taxes:

The current and deferred amounts of the provision for income taxes expense (benefit) for each of the years ended December 31, 2022, 2021 and 2020 are summarized as follows:

(Dollars in thousands)	2022	2021	2020
Current	$ 6,665	$ 9,548	$ 6,600
Deferred	611	450	(1,779)
Total income tax expense	$ 7,276	$ 9,998	$ 4,821

The components of the net deferred tax asset at December 31, 2022 and 2021 are summarized as follows:

(Dollars in thousands)	2022	2021
Deferred tax assets:		
Allowance for loan losses	$ 5,916	$ 5,960
Lease liability	1,787	1,846
Defined benefit plan	1,798	
Deferred compensation	860	884
Deferred loan fees		1,215
Deferred loan fees and costs	59	
Investment securities available-for-sale	14,266	379
Other	196	86
Total	24,882	10,370
Deferred tax liabilities:		
Lease right-of-use assets	1,718	1,798
Premises and equipment, net	1,692	1,441
Merger related accounting	472	572
Deferred loan costs		885
Defined benefit plan		75
Investment securities available-for-sale	1,872	
Other	389	244
Total	6,143	5,015
Net deferred tax asset	$ 18,739	$ 5,355

A reconciliation between the amount of the effective income tax expense and the income tax expense that would have been provided at the federal statutory rate of 21.0 percent for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 is summarized as follows:

	2022		2021		2020	
(Dollars in thousands, except percents)	Amount	%	Amount	%	Amount	%
Provision for income tax at statutory rate	$ 9,527	21.00 %	$ 11,239	21.00 %	$ 7,177	21.00 %
State tax, net of federal benefit	216	0.63	475	0.89		
Tax exempt interest	(1,400)	(3.09)	(1,194)	(2.23)	(1,032)	(3.02)
Bank owned life insurance income	(205)	(0.45)	(119)	(0.22)	(299)	(0.87)
Residential housing program tax credits	(911)	(2.01)	(1,091)	(2.04)	(1,094)	(3.20)
Other, net	49	(0.04)	688	1.29	69	0.19
Total	$ 7,276	16.04 %	$ 9,998	18.69 %	$ 4,821	14.10 %

The Company computes deferred income taxes under the asset and liability method. Deferred incomes taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. A deferred tax liability is recognized for all temporary differences that result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions subject to reduction of the asset by a valuation allowance.

The Company follows FASB ASC Topic 740 "Income Taxes," which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return. ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes. The Company did not recognize or accrue any interest or penalties related to income taxes during the years ended December 31, 2022, 2021 and 2020. The Company does not have an accrual for uncertain tax positions as of December 31, 2022, 2021 or 2020, as deductions take or benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2019 and thereafter are subject to examination by tax authorities.

18. Parent Company financial statements:

CONDENSED BALANCE SHEETS

(Dollars in thousands)		2022		2021
Assets:				
Cash and cash equivalents	$	359	$	4,044
Equity securities		110		140
Investment in bank subsidiary		346,734		368,427
Other assets		1,295		703
Total assets	$	348,498	$	373,314
Liabilities and Stockholders' Equity:				
Subordinated debt	$	33,000	$	33,000
Accrued interest payable		148		148
Other liabilities				40
Stockholders' equity		315,350		340,126
Total liabilities and stockholders' equity	$	348,498	$	373,314

CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)		2022		2021		2020
Income:						
Dividends from subsidiaries	$	11,325	$	17,593	$	10,518
Other income		3		4		8
Net gain realized on sale of equity securities						29
Unrealized holding gains (losses) on equity securities		(31)		2		(35)
Total income		11,297		17,599		10,520
Expense:						
Interest expense on subordinated debt		1,774		1,774		1,035
Other expenses		1,188		222		200
Total expenses		2,962		1,996		1,235
Income before taxes and undistributed income		8,335		15,603		9,285
Income tax benefit		(624)		(410)		(255)
Income before undistributed income of subsidiaries		8,959		16,013		9,540
Equity in undistributed net income of subsidiaries		29,131		27,506		19,814
Net income	$	38,090	$	43,519	$	29,354

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	2022		2021		2020	
Cash flows from operating activities:						
Net income	$	38,090	$	43,519	$	29,354
Adjustments:						
Net losses (gains) on investment securities		31		(2)		6
Undistributed net income of subsidiaries		(29,131)		(27,506)		(19,814)
Increase in other assets		(591)		(429)		(255)
Increase (decrease) in other liabilities		(40)				148
Stock based compensation		534		546		570
Net cash provided by operating activities		8,893		16,128		10,009
Cash flows from investing activities:						
Sale of equity securities						279
Net cash provided by investing activities						279
Cash flows from financing activities:						
Proceeds from subordinated debentures						33,000
Investment in subsidiary						(30,000)
Retirement of common stock		(1,253)		(2,361)		(6,893)
Cash dividends paid		(11,325)		(10,792)		(10,518)
Net cash used in financing activities		(12,578)		(13,153)		(14,411)
Increase (decrease) in cash and cash equivalents		(3,685)		2,975		(4,123)
Cash and cash equivalents at beginning of year		4,044		1,069		5,192
Cash and cash equivalents at end of year	$	359	$	4,044	$	1,069

19. Regulatory matters:

Dividends are paid by the Parent Company from its assets, which are mainly provided by dividends from Peoples Bank. Under the Pennsylvania Business Corporation Law of 1988, as amended, the Company may not pay a dividend if, after payment, either the Company could not pay its debts as they become due in the usual course of business, or the Company's total assets would be less than its total liabilities. The determination of total assets and liabilities may be based upon: (i) financial statements prepared on the basis of GAAP; (ii) financial statements that are prepared on the basis of other accounting practices and principles that are reasonable under the circumstances; or (iii) a fair valuation or other method that is reasonable under the circumstances. In addition, the Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

In addition, under the Pennsylvania Banking Code of 1965, as amended, Peoples Bank may only declare and pay dividends out of accumulated net earnings, or accumulated net earnings acquired as a result of a merger within seven years. Further, Peoples Bank may not declare or pay any dividend unless Peoples Bank's surplus would not be reduced by the payment of the dividend below 100 percent of our capital stock. Pennsylvania law requires that each year Peoples Bank set aside as surplus, a sum equal to not less than 10 percent of its net earnings if surplus does not equal at least 100 percent of our capital stock. Under federal law and FDIC regulations, an insured bank may not pay dividends if doing so would make it undercapitalized within the meaning of the prompt corrective action law or if in default of its deposit insurance fund assessment.

Although subject to the aforementioned regulatory restrictions, the Company's consolidated retained earnings at December 31, 2022 and 2021 were not restricted under any borrowing agreement as to payment of dividends or reacquisition of common stock.

The Company has paid cash dividends since its formation as a bank holding company in 1986. It is the present intention of the Board of Directors to continue this dividend payment policy, however, further dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the Board of Directors considers payment of dividends.

The amount of funds available for transfer from Peoples Bank to the Company in the form of loans and other extensions of credit is also limited. Under Federal regulation, transfers to any one affiliate are limited to 10.0 percent of capital and surplus. At December 31, 2022, the maximum amount available for transfer from Peoples Bank to the Company in the form of loans amounted to $36.7 million. At December 31, 2022 and 2021, there were no loans outstanding, nor were any advances made during 2022 and 2021.

The Company and Peoples Bank are subject to certain regulatory capital requirements administered by the federal banking agencies, which are defined in Section 38 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Peoples Bank's consolidated financial statements. In the event an institution is deemed to be undercapitalized by such standards, FDICIA prescribes an increasing amount of regulatory intervention, including the required institution of a capital restoration plan and restrictions on the growth of assets, branches or lines of business. Further restrictions are applied to the significantly or critically undercapitalized institutions including restrictions on interest payable on accounts, dismissal of management and appointment of a receiver. For well capitalized institutions, FDICIA provides authority for regulatory intervention when the institution is deemed to be engaging in unsafe and unsound practices or receives a less than satisfactory examination report rating. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Peoples Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Risk-based capital rules require that banks and holding companies maintain a "capital conservation buffer" of 250 basis points in excess of the "minimum capital ratio." The minimum capital ratio is equal to the prompt corrective action adequately capitalized threshold ratio. Failure to maintain the required capital conservation buffer will result in limitations on capital distributions and on discretionary bonuses to executive officers.

Peoples Bank met the capital requirement for the "well capitalized" category under the regulatory framework for prompt corrective action at December 31, 2022. To be categorized as well capitalized, Peoples Bank must maintain certain minimum Tier I risk-based, total risk-based and Tier I Leverage ratios as set forth in the following tables. The Tier I Leverage ratio is defined as Tier I capital to total average assets less intangible assets. Regulators may assign Peoples Bank to a lower capitalization category based on factors other than capital.

The Company and Peoples Bank's actual capital ratios at December 31, 2022 and 2021, and the minimum ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

(Dollars in thousands, except percents)	December 31, 2022					
	Actual		Minimum For Capital Adequacy Purposes		Minimum to be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity Tier 1 capital to risk-weighted assets:						
Consolidated	$ 308,211	11.13 %	$ 124,569	4.50 %	$	%
Peoples Bank	339,596	12.27	124,563	4.50	179,924	6.50
Tier 1 capital to risk-weighted assets:						
Consolidated	308,211	11.13	166,093	6.00		
Peoples Bank	339,596	12.27	166,083	6.00	221,444	8.00
Total capital to risk-weighted assets:						
Consolidated	335,683	12.13	221,457	8.00		
Peoples Bank	367,068	13.26	221,444	8.00	276,806	10.00
Tier 1 capital to average assets:						
Consolidated	308,211	9.03	136,559	4.00		
Peoples Bank	339,596	9.69	140,167	4.00	175,209	5.00

(Dollars in thousands, except percents)	December 31, 2021					
	Actual		Minimum For Capital Adequacy Purposes		Minimum to be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity Tier 1 capital to risk-weighted assets:						
Consolidated	$ 281,802	12.32 %	$ 102,949	4.50 %	$	%
Peoples Bank	310,102	13.76	101,449	4.50	146,538	6.50
Tier 1 capital to risk-weighted assets:						
Consolidated	281,802	12.32	137,266	6.00		
Peoples Bank	310,102	13.76	135,266	6.00	180,355	8.00
Total capital to risk-weighted assets:						
Consolidated	310,185	13.56	183,021	8.00		
Peoples Bank	338,284	15.01	180,355	8.00	225,443	10.00
Tier 1 capital to average assets:						
Consolidated	281,802	9.16	123,013	4.00		
Peoples Bank	310,102	9.58	129,476	4.00	161,845	5.00

20. Contingencies:

Neither the Company nor any of its property is subject to any material legal proceedings. Management, after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of pending and threatened lawsuits will have a material effect on the operating results or financial position of the Company.

21. Accumulated Other Comprehensive Income (Loss):

The components of accumulated other comprehensive (loss) included in stockholders' equity at December 31, 2022 and 2021 are as follows:

(Dollars in thousands)	December 31, 2022	December 31, 2021
Net unrealized loss on investment securities available-for-sale	$ (66,250)	$ (1,791)
Income tax benefit	(14,266)	(376)
Net of income taxes	(51,984)	(1,415)
Benefit plan adjustments	(5,499)	(5,868)
Income tax benefit	(1,184)	(1,232)
Net of income taxes	(4,315)	(4,636)
Derivative adjustments	(47)	680
Income tax (benefit) expense	(10)	143
Net of income taxes	(37)	537
Accumulated other comprehensive loss	$ (56,336)	$ (5,514)

Other comprehensive income (loss) and related tax effects for the years ended December 31, 2022, 2021 and 2020 are as follows:

(Dollars in thousands)	2022	2021	2020
Unrealized loss on investment securities available-for-sale	$ (66,435)	$ (11,487)	$ 8,779
Net loss (gain) on the sale of investment securities available-for-sale (1)	1,976		(918)
Other comprehensive (loss) income on available-for-sale debt securities	(64,459)	(11,487)	7,861
Benefit plans:			
Amortization of actuarial loss (2)	198	301	218
Actuarial gain (loss)	172	1,808	(1,616)
Net change in benefit plan liabilities	370	2,109	(1,398)
Net change in derivatives	(728)	(322)	315
Other comprehensive(loss) income before taxes	(64,817)	(9,700)	6,778
Income (benefit) tax	(13,995)	(2,037)	1,424
Other comprehensive (loss) income	$ (50,822)	$ (7,663)	$ 5,354

---

(1) Represents amounts reclassified out of accumulated comprehensive income (loss) and included in gains on sale of investment securities on the consolidated statements of income and comprehensive income.

(2) Represents amounts reclassified out of accumulated comprehensive income (loss) and included in the computation of net periodic pension expense. Refer to Note 17 included in these consolidated financial statements.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Internal Controls

At December 31, 2022, the end of the period covered by this Annual Report on Form 10-K, the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. Based upon that evaluation, the CEO and CFO concluded that the disclosure controls and procedures, at December 31, 2022, were effective to provide reasonable assurance that information required to be disclosed in the Company's reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to provide reasonable assurance that information required to be disclosed in such reports is accumulated and communicated to the CEO and CFO to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for the preparation and fair presentation of the accompanying consolidated balance sheets of Peoples Financial Services Corp. and subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2022, in accordance with accounting principles generally accepted in the United States. This responsibility includes: establishing, implementing and maintaining adequate internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable under the circumstances. We are also responsible for compliance with the laws and regulations relating to safety and soundness that are designated by the Federal Deposit Insurance Corporation, Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking and Securities.

Our internal controls are designed to provide reasonable assurance that assets are safeguarded and transactions are initiated, executed, recorded and reported in accordance with our intentions and authorizations and to comply with applicable laws and regulations. The internal control system includes an organizational structure that provides appropriate delegation of authority and segregation of duties, established policies and procedures and comprehensive internal audit and loan review programs. To enhance the reliability of internal controls, we recruit and train highly qualified personnel and maintain sound risk management practices. The internal control system is maintained through a monitoring process that includes a program of internal audits.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to assess the effectiveness of our internal control over financial reporting at the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective. Our assessment includes controls over initiating, recording, processing and reconciling account balances, classes of transactions and disclosure and related assertions included in the financial statements. Our assessment also includes controls related to the initiation and processing of non-routine and non-systematic transactions, to the selection and application of appropriate accounting policies and to the prevention, identification and detection of fraud.

There are inherent limitations in any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation.

Furthermore, due to changes in conditions, the effectiveness of internal controls may vary over time. Our internal auditor reviews, evaluates and makes recommendations on policies and procedures, which serves as an integral, but independent, component of our internal control.

Our financial reporting and internal controls are under the general oversight of our board of directors, acting through its audit committee. The audit committee is composed entirely of independent directors. The independent registered public accounting firm and the internal auditor have direct and unrestricted access to the audit committee at all times. The audit committee meets periodically with us, the internal auditor and the independent registered public accounting firm to determine that each is fulfilling its responsibilities and to support actions to identify, measure and control risks and augment internal controls.

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our management, including our CEO and CFO, assessed the effectiveness of our internal controls over financial reporting as of December 31, 2022 using the criteria established in *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. Our management's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of our internal control over financial reporting.

Based on its assessment, management believes that our internal control over financial reporting was effective as of December 31, 2022.

Baker Tilly US, LLP, the Company's independent registered public accounting firm that audited our consolidated financial statements as of and for the year ended December 31, 2022 has issued an audit report on the Company's internal control over financial reporting as of December 31, 2022. That report is included in Item 8 of this Annual Report on Form 10-K.

/s/ Craig W. Best
_____
Craig W. Best
Chief Executive Officer
(Principal Executive Officer)

/s/ John R. Anderson III
_____
John R. Anderson III
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

March 15, 2023

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

We incorporate the information required by this Item 10 by reference to the definitive proxy statement for our 2023 annual meeting of shareholders, to be filed with the Securities and Exchange Commission within 120 days of December 31, 2022, under the following captions:

- Proposal 1 – Election of Directors;
- Board of Directors and Committees;
- Executive Officers and Compensation;
- Certain Relationships and Related Transactions;
- Code of Ethics; and
- Delinquent Section 16(a) Reports.

Item 11.   Executive Compensation.

We incorporate the information required by this Item 11 by reference to the definitive proxy statement for our 2023 annual meeting of shareholders, to be filed with the Securities and Exchange Commission within 120 days of December 31, 2022, under the following captions:

- Executive Officers and Compensation;
- Certain Relationships and Related Transactions;
- Equity Compensation Plan Information;
- Pay ratio disclosure;
- 2022 Director Compensation; and
- Certain Relationships and Related Transactions.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

We incorporate the information required by this Item 12 by reference to the definitive proxy statement for our 2023 annual meeting of shareholders, to be filed with the Securities and Exchange Commission within 120 days of December 31, 2022, under the caption "Security Ownership of Certain Beneficial Owners and Management."

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

We incorporate the information required by this Item 13 by reference to the definitive proxy statement for our 2023 annual meeting of shareholders, to be filed with the Securities and Exchange Commission within 120 days of December 31, 2022, under the caption "Certain Relationships and Related Transactions" and "Board of Directors and Committees – Director Independence."

Item 14.   Principal Accountant Fees and Services.

We incorporate the information required by this Item 14 by reference to the definitive proxy statement for our 2023 annual meeting of shareholders, to be filed with the Securities and Exchange Commission within 120 days of December 31, 2022, under the caption "Proposal 3 – Ratification of the Appointment of Baker Tilly US, LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2023."

PART IV

Item 15.   Exhibits, Financial Statement Schedules.

(a) (1). The following consolidated financial statements are set forth in Part II, Item 8:

Report of Independent Registered Public Accounting Firm (PCAOB ID: 23)

Financial Statements:
    Consolidated Balance Sheets
    Consolidated Statements of Income and Comprehensive Income
    Consolidated Statements of Changes in Stockholders' Equity
    Consolidated Statements of Cash Flows
    Notes to Consolidated Financial Statements

(a) (2). Financial statement schedules are not applicable or included in the financial statements or related notes. The listing of exhibits is set forth on the Exhibit Index beginning on page E-1 and is incorporated in this Item 15 by reference.

Item 16.   Form 10-K Summary.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Peoples Financial Services Corp. Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the registrant's Form 10-K filed with the Commission on March 17, 2014).
3.2	Articles of Amendment to the Articles of Incorporation of Peoples Financial Services Corp., effective as of May 19, 2020 (incorporated by reference to Exhibit 3.2 to registrant's quarterly report on Form 10-Q filed with the Commission on August 10, 2020)
3.3	Amended and Restated Bylaws of Peoples Financial Services Corp. (incorporated by reference to Exhibit 3.1 to the registrant's Form 8-K filed with the Commission on December 2, 2013)
4.1	Certain instruments relating to long-term debt of the registrant and its consolidated subsidiaries not being registered have been omitted in accordance with Item 601(b)(4)(iii) of Regulation S-K. The registrant will furnish a copy of any such instrument to the Securities and Exchange Commission upon request.
4.2	Description of Common Stock
10.1	Peoples Financial Services Corp. 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of registrant's current report on Form 8-K filed with the SEC on May 23, 2017)*
10.2	Form of Restricted Stock or Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to Penseco's registration statement on Form S-8 (File No. 333-166886) filed with the SEC on May 17, 2010)*
10.3	Form of Stock Option and/or Appreciation Right Award Agreement (incorporated by reference to Exhibit 10.3 to Penseco's registration statement on Form S-8 (File No. 333-166886) filed with the SEC on May 17, 2010)*
10.4	Form of Performance Award Agreement (incorporated by reference to Exhibit 10.4 to Penseco's registration statement on Form S-8 (File No. 333-166886) filed with the SEC on May 17, 2010)*
10.5	Peoples Security Bank and Trust Company Employee Stock Ownership Plan, amended and restated as of January 1, 2015 (incorporated by reference to Exhibit 10.1 to registrant's quarterly report on Form 10-Q filed with the SEC on May 5, 2017)*
10.6	2016 Compliance Amendment to the Peoples Security Bank and Trust Company Employee Stock Ownership Plan.(incorporated by reference to Exhibit 10.6 to registrant's Form 10-K filed with the SEC on March 16, 2022)*
10.7	Amendment #2 to the Peoples Security Bank and Trust Company Employee Stock Ownership Plan.(incorporated by reference to Exhibit 10.7 to registrant's Form 10-K filed with the SEC on March 16, 2022)*
10.8	Peoples Security Bank and Trust Company Executive Cash Bonus Plan, amended and restated as of May 8, 2020 (incorporated by reference to Exhibit 10.1 attached to the registrant's current report on Form 8-K filed with the Commission on May 12, 2020)*
10.9	Penn Security Bank & Trust Company Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to the annual report of Penseco Financial Services Corp. on Form 10-K filed with the SEC on March 14, 2011)*
10.10	Employment Agreement, dated January 3, 2011, among Penseco Financial Services Corporation, Penn Security Bank & Trust, and Craig W. Best (incorporated by reference to Exhibit 10.1 of the current report of Penseco Financial Services Corp. on Form 8-K filed with the SEC on January 7, 2011)*
10.11	First Amendment to Employment Agreement dated December 31, 2015, by and among Peoples Financial Services Corp., Peoples Security Bank and Trust Company and Craig W. Best (incorporated by reference to Exhibit 10.1 of the current report of Penseco Financial Services Corp. on Form 8-K filed with the SEC on January 6, 2016)*
10.12	Amended and Restated Deferred Compensation Plan #2, dated April 22, 2014, by and between Peoples Security Bank and Trust Company and Craig W. Best (incorporated by reference to Exhibit 10.1 to the registrant's Form 8-K filed with the Commission on April 28, 2014)*
10.13	First Amendment to Amended and Restated Deferred Compensation Plan #2, dated August 29, 2015, by and between Peoples Security Bank and Trust Company and Craig Best (incorporated by reference to Exhibit 10.1 to the registrant's Form 8-K filed with the Commission on September 3, 2015)*

Exhibit No.	Description of Exhibit
10.14	Second Amendment to Amended and Restated Deferred Compensation Plan #2, dated January 30, 2020, by and between Peoples Security Bank and Trust and Craig Best (incorporated by reference to Exhibit 10.1 to the registrant's Form 8-K filed with the Commission on January 31, 2020)*
10.15	Penn Security Bank & Trust Company Excess Benefit Plan, amended and restated December 31, 2008 (incorporated by reference to Exhibit 10.9 to the annual report of Penseco Financial Services Corp. on Form 10-K filed with the SEC on March 14, 2011)*
10.16	Employment Agreement, dated May 30, 2012, among Penseco Financial Services Corporation, Penn Security Bank and Trust Company, and Thomas P. Tulaney (incorporated by reference to Exhibit 10.1 of the Registrant's quarterly report on Form 10-Q filed with the SEC on August 9, 2012)*
10.17	Supplemental Executive Retirement Plan Agreement, dated May 31, 2012, by and among Penn Security Bank and Trust Company, Penseco Financial Services Corporation, and Thomas P. Tulaney (incorporated by reference to Exhibit 10.2 to the Registrant's quarterly report on Form 10-Q filed with the SEC on August 9, 2012)*
10.18	Employment Agreement, dated as of August 27, 2014, by and between Peoples Bank and Neal D. Koplin (incorporated by reference to Exhibit 10.32 to the registrant's Form 10-K filed with the Commission on March 16, 2015)*
10.19	Supplemental Executive Retirement Plan Agreement, dated April 24, 2017, by and among Peoples Security Bank and Trust Company, Peoples Financial Services Corp. and Neal D. Koplin (incorporated by reference to Exhibit 10.1 to registrant's current report on Form 8-K filed with the Commission on April 25, 2017.)*
10.20	Form of Supplemental Director Retirement Plan Agreement for Non-employee Directors (incorporated by reference to Exhibit 10.7 to the registrant's Form 10-K filed with the Commission on March 15, 2005)*
10.21	Form of Amendment to Supplemental Director Retirement Plan Agreement for Non-employee Directors (incorporated by reference to Exhibit 10.10 to the registrant's Form 10-K filed with the Commission on March 15, 2006)*
10.22	Life Insurance Plan for all Non-employee Directors (incorporated by reference to Exhibit 10.21 to the registrant's Form 10-K filed with the Commission on March 15, 2012)*
10.23	Employment Agreement dated as of September 30, 2016 between Peoples Security Bank and Trust Company and Timothy H. Kirtley (incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q filed with the Commission on November 7, 2016)*
10.24	First Amendment to Employment Agreement dated as of December 5, 2017, by and between Peoples Security Bank and Trust Company and Timothy H. Kirtley(incorporated by reference to Exhibit 10.28 to the registrant's annual report on Form 10-K filed with the Commission on March 14, 2018*
10.25	Second Amendment to Employment Agreement among Peoples Security Bank and Trust Company, Peoples Financial Services Corp. and Timothy H. Kirtley (Incorporated by reference to Exhibit 10.1 to registrant's quarterly report on Form 10-Q filed with the Commission on August 10, 2020)*
10.26	Change in Control Severance Agreement, dated as of January 5, 2021, by and between Peoples Security Bank and Trust Company and John R. Anderson, III (incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed with the Commission on January 8, 2021)*
10.27	Supplemental Executive Retirement Plan Agreement, dated March 30, 2022, by and between Peoples Security Bank and Trust Company, Peoples Financial Services Corp. and Timothy H. Kirtley (incorporated by reference to Exhibit 10.2 to registrant's current report on Form 8-K filed with the Commission on April 1, 2022)*
10.28	Supplemental Executive Retirement Plan Agreement, dated March 30, 2022, by and between Peoples Security Bank and Trust Company, Peoples Financial Services Corp. and John R. Anderson, III (incorporated by reference to Exhibit 10.1 to registrant's current report on Form 8-K filed with the Commission on April 1, 2022)*
10.29	Deferred Compensation Plan by and between Peoples Security Bank and Trust Company and Susan L. Hubble adopted April 1, 2022 (incorporated by reference to exhibit 10.3 to registrant's quarterly report on Form 10-Q filed with the Commission on August 8, 2022)*
21.1	List of Subsidiaries

Exhibit No.	Description of Exhibit
23.1	Consent of Baker Tilly US, LLP
24.1	Power of Attorney (Included as part of signature page)
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer of Registrant
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer of Registrant
32.1	Section 1350 Certifications of the Principal Executive Officer and Principal Financial Officer of Registrant
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	- Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peoples Financial Services Corp.

By:/s/ Craig W. Best
Craig W. Best
Chief Executive Officer
(Principal Executive Officer)

By:/s/ John R. Anderson III
John R. Anderson III
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Craig W. Best and John R. Anderson III as his attorney-in-fact, with the full power of substitution, for him in any and all capacities, to sign any amendments to this report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ William E. Aubrey II William E. Aubrey II	Director and Chairman of the Board	March 15, 2023
/s/ Craig W. Best Craig W. Best	Director and Chief Executive Officer (Principal Executive Officer)	March 15, 2023
/s/ John R. Anderson III John R. Anderson III	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 15, 2023
/s/ Sandra L. Bodnyk Sandra L. Bodnyk	Director	March 15, 2023
/s/ Ronald G. Kukuchka Ronald G. Kukuchka	Director	March 15, 2023

Name	Title	Date
/s/ Richard S. Lochen, Jr. Richard S. Lochen, Jr.	Director	March 15, 2023
/s/ James B. Nicholas James B. Nicholas	Director	March 15, 2023
/s/ Eliza Zúñiga Ramirez Eliza Zúñiga Ramirez	Director	March 15, 2023
/s/ Joseph T. Wright, Jr. Joseph T. Wright, Jr.	Director	March 15, 2023

Element	Value
dei:EntityCentralIndexKey#	0001056943
dei:DocumentFiscalPeriodFocus	FY
dei:AmendmentFlag	false

PEOPLES FINANCIAL SERVICES CORP.

150 North Washington Avenue | Scranton | PA | 18503
psbt.com | 888 868 3858